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02024414

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1 (c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Ukraine Enterprise Corporation	Softchoice Corporation
(Name of Subject Company)	(Name of Subject Company)
N/A	N/A
(Translation of Subject Company's Name into English (if applicable))	(Translation of Subject Company's Name into English (if applicable))
Ontario	Canada
(Jurisdiction of Subject Company's Incorporation or Organization)	(Jurisdiction of Subject Company's Incorporation or Organization)

Softchoice Corporation
(being the successor by amalgamation of Ukraine Enterprise Corporation and Softchoice Corporation)
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

83401X108
(CUSIP Number of Class of Securities (if applicable))

Kenneth R. Blackman	Anne Brace
Fried, Frank, Harris, Shriver & Jacobson	Softchoice Corporation
One New York Plaza	173 Dufferin Street, Suite 200
New York, New York 10004	Toronto, Ontario M6K 3H7
(212) 859-8000	(416) 588-9002

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 18, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

The management information circular ("Circular") of Ukraine Enterprise Corporation ("UEC") that describes, among other things, the proposed disposition of all or substantially all of the assets of UEC and the amalgamation of Softchoice Corporation ("Old Softchoice") and UEC into a new amalgamated corporation to be named "Softchoice Corporation" is attached hereto.

Also attached are the letter to shareholders and the notice of meeting sent to the shareholders of Old Softchoice.

Item 2. ***Informational Legends***

See the inside cover page of the Circular.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Concurrently with the submission of this Form CB with the Securities and Exchange Commission, Softchoice Corporation (the amalgamated corporation) is filing a written irrevocable consent and power of attorney on Form F-X.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOFTCHOICE CORPORATION

By: [signature]
Name: Arne Braa
Title: CFO

March 18, 2002

445592.04

MANAGEMENT INFORMATION CIRCULAR

OF

UKRAINE ENTERPRISE CORPORATION

UKRAINE ENTERPRISE CORPORATION

NOTICE OF SPECIAL MEETING

and

MANAGEMENT INFORMATION CIRCULAR

with respect to the

Reverse Take-Over Involving the Proposed Amalgamation

of

UKRAINE ENTERPRISE CORPORATION

and

SOFTCHOICE CORPORATION

Meeting to be held on April 16, 2002

The Canadian Venture Exchange has not in any way passed upon the merits of the Reverse Take-Over Bid described herein and any representation to the contrary is an offence.

NOTICE TO UNITED STATES SHAREHOLDERS

This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this Circular have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-B of the New Hampshire Revised Statutes with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

UKRAINE ENTERPRISE CORPORATION

200 King Street West, Suite 1300, P.O. Box 47, Toronto, Ontario M5H 3T4
Tel: 416-591-3653 Fax: 416-591-8772

UEC

March 15, 2002

To the Shareholders of Ukraine Enterprise Corporation

You are invited to attend the special meeting (the "Meeting") of the shareholders of Ukraine Enterprise Corporation ("UEC") to be held at the Kenora Room, Sheraton Centre Toronto Hotel, 123 Queen Street West, Toronto, Ontario on Tuesday, April 16, 2002 at 9:30 a.m. (Toronto time). At the meeting, you will be asked to consider and vote upon a transaction (the "Transaction") whereby, among other things, UEC and Softchoice Corporation ("Softchoice Oldco") would amalgamate to form a new entity ("Softchoice"). Following the successful completion of the Transaction, Softchoice would continue to operate the software direct marketing business of Softchoice Oldco under the name Softchoice Corporation. The proposed Transaction constitutes a "reverse take-over" under the policies of the Canadian Venture Exchange Inc.

The Board of Directors has determined that the Transaction is in the best interests of UEC, is fair to the shareholders of UEC and should be recommended to shareholders. **The Board of Directors of UEC recommends that you vote to approve the Transaction.**

The accompanying management information circular provides a detailed description of the Transaction, Softchoice, UEC and Softchoice Oldco. Please give this material your careful consideration, and, if you require assistance, consult your financial, income tax or other professional advisor. If you require any further information please feel free to contact Gregory M. Keaney, Managing Director of UEC, at (416) 591-5328.

To be represented at the Meeting, you must either attend the Meeting in person or sign, date and send the enclosed form of proxy so as to be deposited with the Secretary of UEC not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) prior to the time set for the Meeting or any adjournment thereof.

Yours truly,

(signed) "Gregory M. Keaney"
Managing Director

TABLE OF CONTENTS

Page

UKRAINE ENTERPRISE CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the holders of common shares ("UEC Shares") of Ukraine Enterprise Corporation ("UEC") will be held at the Kenora Room, Sheraton Centre Toronto Hotel, 123 Queen Street West, Toronto, Ontario on Tuesday, April 16, 2002 at 9:30 a.m. (Toronto time), for the following purposes:

(i) to consider and, if thought fit, to pass, with or without variation, a special resolution in the form attached as Schedule A to the management information circular (the "Circular") accompanying this Notice of Special Meeting approving the sale of all or substantially all the property of UEC (the "Asset Sale"), as described in the Circular;

(ii) to consider and, if thought fit, to pass, with or without variation, a special resolution in the form attached as Schedule B to the Circular approving the continuance of UEC under the *Canada Business Corporations Act* (the "Continuance"), as described in the Circular;

(iii) to consider and, if thought fit, to pass, with or without variation, a special resolution in the form attached as Schedule C to the Circular approving the amalgamation agreement dated January 25, 2002, as amended (the "Amalgamation Agreement") between UEC and Softchoice Corporation under section 182 of the *Canada Business Corporations Act*, as described in the Circular; and

(iv) to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Asset Sale, Continuance and amalgamation contemplated by the Amalgamation Agreement will only proceed if all of the special resolutions to be considered at the Meeting are approved in the manner described in the Circular.

Pursuant to (i) the *Business Corporations Act* (Ontario), holders of UEC Shares have the right to dissent in respect of the Asset Sale or the Continuance, and (ii) the *Canada Business Corporations Act*, holders of UEC Shares have the right to dissent in respect of the Amalgamation Agreement, and, in each case, to be paid the fair value of their shares, subject to certain conditions. These rights are described in the Circular.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is February 25, 2002 (the "Record Date"). Shareholders of UEC whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a shareholder transfers the ownership of any of their shares after such date and the transferee of those shares establishes that they own the shares and requests, not later than 10 days before the Meeting, to be included in the list of shareholders eligible to vote at the meeting, such transferee will be entitled to vote those shares at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the Secretary of UEC c/o Computershare Investor Services, P.O. Box 19004, STN BRM B, Toronto, Ontario M7Y 3M4 (Facsimile No.: (888) 665-5666) prior to 5:00 p.m. (Toronto time) on April 15, 2002 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) before the commencement of the adjourned Meeting or may be deposited with the Chairman of the Meeting prior to the commencement thereof.

DATED at Toronto, Ontario this 15th day of March, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) GREGORY M. KEANEY
Managing Director

MANAGEMENT INFORMATION CIRCULAR
OF
UKRAINE ENTERPRISE CORPORATION

No person is authorized to give any information or to make any representation not contained in this management information circular (the "Circular") and, if given or made, such information or representation should not be relied upon as having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation.

Softchoice Corporation ("Softchoice Oldco") has provided the information contained in this Circular concerning Softchoice Oldco and its subsidiaries, including its consolidated financial statements and financial information, as well as the information contained in this Circular concerning the corporation ("Softchoice") resulting from the proposed amalgamation of Ukraine Enterprise Corporation ("UEC") and Softchoice Oldco pursuant to the *Canada Business Corporations Act* (to the extent that such information is derived from information relating to Softchoice Oldco and its business). See "Information Concerning Softchoice" and "Information Concerning Softchoice Oldco". The board of directors of UEC has relied upon this information in the preparation of this Circular. UEC assumes no responsibility for the accuracy or completeness of such information, or for any omission on the part of Softchoice Oldco to disclose facts or events which may affect the accuracy of any such information.

Information in this Circular is given as at March 15, 2002, except as otherwise indicated.

All dollar amounts in this Circular are in Canadian dollars, except as otherwise indicated.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Circular, including the Summary hereof. Terms and abbreviations used in the financial statements of UEC and Softchoice Oldco and in the Schedules to this Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

"affiliate" has the meaning ascribed thereto in the *Securities Act* (Ontario), as amended, except as otherwise provided herein;

"Amalgamation" means the amalgamation of UEC and Softchoice Oldco pursuant to Section 182 of the CBCA;

"Amalgamation Agreement" means the amalgamation agreement dated January 25, 2002, as amended, between UEC and Softchoice Oldco pursuant to which, among other things, UEC and Softchoice Oldco agreed to amalgamate pursuant to Section 182 of the CBCA, the full text of which is reproduced in Schedule E hereto;

"Amalgamation Special Resolution" means the special resolution (within the meaning of the CBCA) of the UEC Shareholders to be considered at the Meeting to approve the Amalgamation Agreement, such special resolution being substantially in the form of Schedule C to this Circular;

"Asset Sale Special Resolution" means the special resolution (within the meaning of the OBCA) of the UEC Shareholders to be considered at the Meeting to approve the sale of the UEC Assets, such special resolution being substantially in the form of Schedule A to this Circular;

"associate" has the meaning ascribed thereto in the *Securities Act* (Ontario), as amended, except as otherwise provided herein;

"Available Funds" means the estimated working capital and the amounts and sources of other funds that will be available to Softchoice and its subsidiaries upon the completion of the Amalgamation;

"Business Day" means any day other than a Sunday, Saturday or a day on which banking institutions in Toronto, Ontario are authorized or obligated by law to close;

"Canadian GAAP" means Canadian generally accepted accounting principles;

"CBCA" means the *Canada Business Corporations Act*, as amended;

"CDNX" means Canadian Venture Exchange Inc.;

"CDNX Policy" means "Policy 5.2 – Changes of Business and Reverse Take-Overs" of the CDNX;

"CDS" means The Canadian Depository for Securities Limited;

"Circular" means this management information circular dated March 15, 2002, together with all appendices hereto and including the Summary hereof, distributed by UEC in connection with the Meeting;

"Continuance" means the continuance of UEC under the CBCA;

"Continuance Special Resolution" means the special resolution (within the meaning of the OBCA) of the UEC Shareholders to be considered at the Meeting to approve the continuance of UEC under the CBCA, such special resolution being substantially in the form attached as Schedule B to this Circular;

"Depositary" means Computershare Trust Company of Canada at its principal office in Toronto, Ontario;

"Dissenting UEC Shareholder" means a holder of UEC Shares who dissents in respect of the Asset Sale Special Resolution or the Continuance Special Resolution in strict compliance with the procedures set out in Section 185 of the OBCA, or who dissents in respect of the Amalgamation Special Resolution in strict compliance with the procedures set out in Section 190 of the CBCA;

"Effective Date" means the date shown on the certificate of amalgamation issued by the Director under the CBCA giving effect to the Amalgamation, which is expected to be on or about April 19, 2002;

"Fairness Opinion" means the fairness opinion of the Valuator dated January 23, 2002 with respect to the Amalgamation, which forms part of the Valuation;

"Meeting" means the special meeting of the UEC Shareholders and any adjournment thereof, called to consider, among other things, the Transaction;

"Minority Holders" means all UEC Shareholders other than the Significant Shareholder;

"OBCA" means the *Business Corporations Act* (Ontario), as amended;

"OSC Rule 61-501" means Ontario Securities Commission Rule 61-501;

"Person" includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity;

"Proxy" means the form of proxy which accompanies this Circular;

"Related Party" means (i) "related parties to UEC", being promoters, officers, directors, other insiders of UEC and associates or affiliates thereof, and (ii) "related parties to the Transaction", being the promoters, officers, directors, other insiders and all other parties to or associated with the Transaction and associates or affiliates of those parties;

"Related Party Rules" means Ontario Securities Commission Rule 61-501, the CDNX Policy and CDNX Policy 5.9, collectively;

"Reverse Take-over" has the meaning ascribed to such term under the CDNX Policy;

"Significant Shareholder" means James C. Temerty and his associates;

"Softchoice" means the corporation resulting from the amalgamation of UEC and Softchoice Oldco;

"Softchoice Shares" means the common shares of Softchoice;

"Softchoice Oldco" means Softchoice Corporation, a corporation incorporated under the CBCA;

"Softchoice Oldco Shares" means the Class A common shares of Softchoice Oldco;

"Softchoice U.S." means Softchoice Corporation, a corporation incorporated under the laws of the state of New York as a subsidiary of Softchoice Oldco;

"Special Committee" means the special committee of independent directors of UEC constituted on November 2, 2001 for the purpose of considering the Transaction from the perspective of the UEC Shareholders, other than the Significant Shareholder;

"Special Resolutions" means, collectively, the Asset Sale Special Resolution, the Continuance Special Resolution and the Amalgamation Special Resolution;

"subsidiary" has the meaning ascribed thereto in the *Securities Act* (Ontario), as amended, except as otherwise provided herein;

"Tax Act" means the *Income Tax Act* (Canada), as amended;

"Transaction" means, collectively, the Amalgamation and those transactions to be implemented in connection with the Amalgamation, including the sale of the UEC Assets and the Continuance;

"UEC" means Ukraine Enterprise Corporation, a corporation incorporated under the OBCA;

"UEC Assets" means all or substantially all of the property owned by UEC;

"UEC Shareholder" means a holder of UEC Shares;

"UEC Shares" means the common shares of UEC;

"Valuation" means the formal valuation of the Valuator as at December 13, 2001 dated January 23, 2002 with respect to the UEC Shares and Softchoice Oldco Shares attached as Schedule D to this Circular; and

"Valuator" means CalCap Valuation Services Limited.

Words importing the singular number, where the context requires, include the plural and vice versa and words importing any gender include all genders.

SUMMARY

The following is a summary of certain information contained in this Circular. This Summary is provided for convenience of reference only and is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Circular and in the Schedules hereto. Reference is made to the Glossary of Terms for the definitions of certain abbreviations and terms used in this Circular and in this Summary.

Date, Time and Place of Meeting

The Meeting will be held on Tuesday, April 16, 2002 at the Kenora Room, Sheraton Centre Toronto Hotel, 123 Queen Street West, Toronto, Ontario at 9:30 a.m. (Toronto time) for the purpose of considering and, if deemed advisable, passing, with or without variation, the Special Resolutions. The full text of the Special Resolutions is set forth in Schedules A, B and C hereto, respectively.

The Transaction

The Transaction involves UEC disposing of all or substantially all of its property, continuing under the CBCA and amalgamating with Softchoice Oldco (the "Amalgamation") pursuant to the terms of an amalgamation agreement dated January 25, 2002, as amended (the "Amalgamation Agreement") between UEC and Softchoice Oldco. Under the terms of the Amalgamation Agreement, UEC and Softchoice Oldco would amalgamate to form a new entity ("Softchoice"), which will adopt the name and continue only the business of Softchoice Oldco. Pursuant to the Amalgamation, each outstanding UEC Share will be converted into 0.1 Softchoice Shares and each outstanding Softchoice Oldco Share will be converted into 0.421 Softchoice Shares.

The principal reason for the Transaction is to provide the shareholders of UEC with the opportunity to participate in a more reliable and profitable business than offered by UEC's investment experience in Ukraine, and to provide Softchoice Oldco with improved access to capital markets through a listing on a recognized exchange.

Under the terms of the Amalgamation, the former shareholders of UEC will hold approximately 3% of the Softchoice Shares upon completion of the Amalgamation, with the balance of the Softchoice Shares being held by the former shareholders of Softchoice Oldco.

The Amalgamation is a "related party transaction" within the meaning of OSC Rule 61-501 as a result of the number of UEC Shares and Softchoice Oldco Shares held by James C. Temerty, a director of both UEC and Softchoice Oldco. The Amalgamation is also a "reverse take-over" within the meaning of the CDNX Policy.

Completion of the Transaction is subject to a number of conditions, including obtaining the requisite approvals of the UEC Shareholders and the holders of Softchoice Oldco Shares, respectively, and regulatory approval.

Ukraine Enterprise Corporation

UEC is a corporation formed under the laws of the Province of Ontario for the purpose of investing in ventures and opportunities in Ukraine. UEC has, in connection with the Transaction, entered into agreements to sell substantially all of its property.

Softchoice Corporation

Softchoice Oldco is a company formed under the federal laws of Canada and is a North American business-to-business direct marketer of software products.

Background to the Proposed Transaction

UEC was formed in 1994 to raise capital and invest in business ventures in Ukraine and currently holds interests in a Ukrainian financial institution, coal recovery projects and commercial real estate. A combination of local economic problems, including a devaluation of the Ukrainian local currency, a stagnant real estate market, and financial difficulties of UEC's Ukrainian partners has inhibited the growth of UEC's investment portfolio. To date,

UEC's existing investments have failed to generate sufficient cash to fund UEC's operations or to pursue alternative business ventures.

In early 2001, management of UEC began a strategic review of its operations and alternative opportunities for maximizing shareholder value, including a business combination and sale of all of UEC's assets.

During the fall of 2001, UEC was approached with a proposal to consider discussions with Softchoice Oldco leading towards a reverse take-over. To this end, UEC and Softchoice Oldco entered into confidentiality agreements on November 29, 2001 and began to exchange and review certain confidential information.

Special Committee

The Board of Directors of UEC appointed the Special Committee to make recommendations to the Board of Directors as to whether the consideration offered to UEC Shareholders pursuant to the Amalgamation Agreement is fair from a financial point of view to the UEC Shareholders (other than the Significant Shareholder).

The Special Committee retained the Valuator, CalCap Valuation Services Limited, as independent valuer, to conduct a valuation of the UEC Shares and the Softchoice Oldco Shares and to provide a fairness opinion. The Special Committee reviewed the Valuation, which among other things concluded that as at December 13, 2001 the "en-bloc" fair market value of the UEC Shares is in the range of $1.5 million to $1.7 million. After reviewing the Valuation, the Special Committee concluded that a more appropriate en-bloc fair market value for the UEC Shares as at December 13, 2001 is approximately $2.7 million and proceeded to negotiate the exchange ratio under the terms of the Amalgamation Agreement on that basis. Based on the opinion of the Valuator set out in the Fairness Opinion dated January 23, 2002 and other factors, the Special Committee advised the Board of Directors of UEC that the consideration offered to holders of UEC Shares (excluding the Significant Shareholder) pursuant to the Amalgamation Agreement is fair from a financial point of view to such holders and recommended that the Board of Directors recommend that the UEC Shareholders vote in favour of the Special Resolutions. See "The Transaction - Recommendation of the Special Committee".

Valuation and Fairness Opinion

The Valuator was retained by the Special Committee, as an independent valuer, to prepare a valuation of the UEC Shares and the Softchoice Oldco Shares and to prepare an opinion concerning the fairness of the consideration offered to UEC Shareholders (other than the Significant Shareholder) under the Amalgamation Agreement from a financial point of view. The Valuator concluded in the Valuation that as at December 13, 2001 the "en-bloc" fair market value of (i) the UEC Shares is in the range of $1.5 million to $1.7 million, and (ii) the Softchoice Oldco Shares is in the range of $80 million to $90 million. The Valuator also concluded in the Fairness Opinion, which forms part of the Valuation, that, as of the date of the Fairness Opinion, the consideration payable to UEC Shareholders under the Amalgamation Agreement is fair, from a financial point of view, to the UEC Shareholders (excluding the Significant Shareholder). A copy of the Valuation is attached to this Circular as Schedule D, and should be read carefully and in its entirety. See "The Transaction - Valuation".

Recommendation of the Board of Directors

The Board of Directors (excluding members thereof with a conflict of interest) unanimously recommends that Shareholders vote in favour of each of the Special Resolutions.

In reaching its determination to recommend approval of the Transaction, the Board of Directors consulted with its professional advisors and considered the following factors, among others:

(i) the number of Softchoice Shares to be received by UEC Shareholders under the Amalgamation Agreement;

(ii) the result of a formal valuation of the UEC Shares and Softchoice Oldco Shares prepared by the Valuator;

(iii) the Fairness Opinion of the Valuator dated January 23, 2002 as to the fairness, from a financial point of view, of the consideration offered to UEC Shareholders under the Amalgamation to UEC Shareholders (excluding the Significant Shareholder), and the reasons specified therefor;

(iv) the recommendation of the Special Committee with respect to the Transaction;

(v) the rights of dissent afforded to UEC Shareholders under the OBCA and the CBCA, as applicable, in respect of the Transaction;

(vi) the Board's understanding of the recent history, current conditions and outlook for UEC and more specifically its financial condition; and

(vii) the lack of any viable alternative to the Transaction.

Shareholder Approvals

At the Meeting, Shareholders of UEC will be asked to consider and, if deemed advisable, pass each of the Special Resolutions. Those special resolutions contemplate implementation of the Transaction. The Transaction involves, among other things:

(i) the sale of all or substantially all of the property of UEC to an arm's length third party;

(ii) the continuance of UEC under the CBCA; and

(iii) the amalgamation of UEC and Softchoice Oldco under the CBCA.

Voting Requirements

In order for the Transaction to be implemented, the Special Resolutions must be passed as follows:

(i) each of the Asset Sale Special Resolution and the Continuance Special Resolution must be approved by the affirmative vote of at least two-thirds of the votes cast by holders of UEC Shares present in person or by proxy at the Meeting;

(ii) the Amalgamation Special Resolution must be approved by the affirmative vote of not less than two-thirds of the votes cast by holders of UEC Shares present in person or by proxy at the Meeting; and

(iii) since the Amalgamation is a "related party transaction" within the meaning of OSC Rule 61-501 and a "reverse take-over" within the meaning of the CDNX Policy, the Amalgamation Special Resolution must also be confirmed by a simple majority of the votes cast by Minority Holders at the Meeting.

James C. Temerty, who beneficially owns or exercises control and direction over approximately 51.6% of the UEC Shares and approximately 42.2% of the Softchoice Oldco Shares, has advised UEC and Softchoice Oldco that he intends to vote in favour of each Special Resolution and intends to vote in favour of the special resolution (within the meaning of the CBCA) of the holders of Softchoice Oldco Shares to be considered by such holders to approve the Amalgamation Agreement. Since Mr. Temerty is a Related Party, votes cast in respect of UEC Shares held by Mr. Temerty and his associates will be excluded in determining whether the confirmation by Minority Holders in (iii) above has been obtained. Mr. Temerty intends to sell up to 500,000 UEC Shares (approximately 9.8% of the outstanding UEC Shares) prior to the Amalgamation.

Conditions to the Transaction

The Transaction will not be implemented unless the following conditions are satisfied, among others:

(i) UEC Shareholders must have duly passed each of the Special Resolutions; and

(ii) the conditions of the Amalgamation Agreement must have been met or waived.

See "The Transaction – Description of the Amalgamation Agreement".

Unless all of the conditions of the Transaction are satisfied or waived, no element of the Transaction will proceed. Softchoice Oldco may, in its discretion, waive all or any portion of such conditions and may extend the period of time for such conditions to be satisfied.

Dissent Rights

Under the OBCA, UEC Shareholders are entitled to exercise their right to dissent from the Asset Sale Special Resolution or the Continuance Special Resolution in accordance with Section 185 of the OBCA. Under the CBCA, UEC Shareholders are entitled to exercise their right to dissent from the Amalgamation Special Resolution in accordance with section 190 of the CBCA. See "Rights of Dissenting Shareholders".

Canadian Federal Income Tax Considerations

No capital gain or capital loss will be realized by a UEC Shareholder on the exchange of UEC Shares for Softchoice Shares pursuant to the Amalgamation. Holders of UEC options will also not realize a capital gain or capital loss on the exchange of such options for Softchoice options pursuant to the Amalgamation. See "Canadian Federal Income Tax Considerations".

The foregoing is qualified by the more detailed summary which appears under the heading "Canadian Federal Income Tax Considerations".

Manner of Voting

In order for the vote of UEC Shareholders to be taken into account, UEC Shareholders should execute and return forms of proxy and/or, in the case of individuals, attend the Meeting in order to vote.

Selected Pro Forma Combined Financial Information for Softchoice

The following table presents selected unaudited pro forma combined financial information for Softchoice in respect of the periods indicated, after giving effect to the disposition of the UEC assets and the Amalgamation. This table should be read in conjunction with the pro forma combined financial statements of Softchoice, the notes thereto, the compilation report of PricewaterhouseCoopers LLP with respect thereto set forth in Schedule H to this Circular and "Information Concerning Softchoice – Management's Discussion and Analysis of Financial Condition and Results of Operations". This table contains financial information derived from financial statements that have been prepared in accordance with Canadian GAAP. The pro forma financial information is provided for informational purposes only and does not purport to be indicative of results of operations of Softchoice following completion of the Transaction as of any future date or for any future period.

	Nine month period as at December 31, 2001
	(in thousands of dollars, except per share amounts)
Pro Forma Combined Statement of Operations Information	
Revenue	401,399
Gross profit	49,113
Expenses	42,694
Operating income	6,419
Earnings before income taxes	5,251
Net earnings	5,067
Net earnings per share	
Basic and diluted	0.31

	Nine month period as at December 31, 2001
Pro Forma Balance Sheet Information	
Working capital deficiency, including bank indebtedness	5,718
Total assets	129,234
Bank indebtedness	21,496
Shareholders' equity	12,432

The first fiscal year end of Softchoice will be December 31, 2002.

Selected Consolidated Financial Information for UEC

The following table presents selected consolidated financial information for UEC for the periods indicated. This table should be read in conjunction with the audited consolidated financial statements of UEC for the years ended March 31, 2001, 2000 and 1999, and the unaudited consolidated financial statements of UEC for the nine month periods ended December 31, 2001 and 2000 and the respective notes thereto set forth in Schedule F to this Circular and "Information Concerning Ukraine Enterprise Corporation – Management's Discussion and Analysis of Financial Condition and Results of Operations". This table contains financial information derived from financial statements that have been prepared in accordance with Canadian GAAP.

	Nine months ended December 31		Year ended March 31		
	2001	**2000**	**2001**	**2000**	**1999**
	(in thousands of dollars, except per share amounts)				
Statement of Operations Information					
Revenues	547	476	522	402	318
Operating profit (loss)	(2,493)	(172)	(676)	(486)	(343)
Net income (loss)	(2,493)	(172)	(676)	(486)	(343)
Net income (loss) per share					
Basic and diluted	(0.49)	(0.03)	(0.13)	(0.10)	(0.08)

	As at December 31	As at March 31	
	2001	**2001**	**2000**
Balance Sheet Information			
Working capital	(198)	93	283
Total assets	1,421	3,615	4,356
Shareholders' equity	1,069	3,562	4,238

Selected Consolidated Financial Information for Softchoice Oldco

The following table presents selected consolidated financial information for Softchoice Oldco for the periods indicated, as well as certain other non-financial information for Softchoice Oldco. This table should be read in conjunction with the audited consolidated financial statements of Softchoice Oldco for the nine month period ended December 31, 2001, and for the years ended March 31, 2001 and 2000, and the notes thereto set forth in Schedule G to this Circular and "Information Concerning Softchoice – Management's Discussion and Analysis of Financial Condition and Results of Operations". This table contains financial information derived from financial statements that have been prepared in accordance with Canadian GAAP.

	Nine month period ended December 31	**Year ended March 31**	
	2001	**2001**	**2000**
	(dollar amounts in thousands of dollars, except per share amounts)		
Statement of Operations Data			
Revenue			
Canada	137,364	142,941	116,419
United States	264,035	255,617	145,775
Total revenue	401,399	398,558	262,194
Gross profit	49,113	44,886	31,599
Gross profit as a percentage of revenue	12.2%	11.3%	12.1%
Expenses			
Salaries and benefits	24,578	25,223	18,831
Selling, general and administrative	11,822	12,984	7,409
Amortization	2,586	2,205	1,249
Amortization of goodwill	-	142	-
Software under development	3,633	-	-
Total expenses	42,619	40,554	27,489
Operating income	6,494	4,332	4,110
Operating income as a percentage of revenue	1.6%	1.1%	1.6%
Earnings before income taxes	5,326	2,053	2,511
Net earnings	5,142	2,098	864
Net earnings per share Basic and diluted	0.14	0.06	0.02

	As at December 31, 2001	As at March 31 2001	As at March 31 2000
	(dollar amounts in thousands of dollars, except non-financial data)		
Balance Sheet Information			
Working capital deficiency, including bank indebtedness	5,439	13,606	7,744
Total assets	128,524	116,503	65,308
Bank indebtedness	21,496	32,562	20,692
Shareholders' equity	12,549	2,457	(1,289)
Non-Financial Data			
Number of buying accounts[(1)]	9,996	10,637	8,615
Revenue per buying account	40,156	37,469	30,435
Average number of employees	433	391	299
Revenue per employee	927,018	1,019,330	876,903
Remuneration per employee	56,762	64,509	62,980

Note:
(1) A buying account is defined as a customer that has purchased software within the period.

Subsequent to the end of its March 31, 2001 fiscal year, Softchoice Oldco changed its fiscal year end to December 31.

Use of Available Funds

The following table is based on financial information of Softchoice Oldco and UEC as at December 31, 2001.

	Softchoice Oldco	UEC	Adjustments	Softchoice as adjusted
	(in thousands of dollars)			
Current assets				
Cash	10,795	10	(922)[(1)]	9,883
Accounts receivable	98,185	9	1,451[(2)]	99,645
Inventories	173	-	-	173
Prepaids and other	82	134	(134)[(3)]	82
Future income taxes	1,301	-	-	1,301
	110,536	153	395	111,084
Current liabilities				
Bank indebtedness	21,496	-	-	21,496
Accounts payable and accrued liabilities	93,841	352	475[(4)]	94,668
Income taxes payable	638	-	-	638
	115,975	352	475	116,802
Working capital (deficiency)	(5,439)	(199)	(80)	(5,718)

Notes:
(1) To adjust cash to reflect the cash consideration paid to repurchase and cancel the 41,289 Class A special shares (see pro forma adjustment 3(i)).
(2) To adjust accounts receivable to their fair market value of $1,460,000 (see pro forma adjustments 3(a) and (c)).
(3) To adjust prepaids and other and accrued liabilities to reflect expenses incurred in connection with the Transaction.
(4) To adjust accounts payable and accrued liabilities to reflect an additional $475 of transaction costs directly related to the transactions.

Between December 31, 2001 and the Effective Date, Softchoice Oldco expects that the working capital deficiency of Softchoice Oldco will remain approximately the same.

Softchoice Oldco has a US$30 million revolving credit facility and a US$4 million foreign exchange contract facility with a U.S. bank. At December 31, 2001, US$13.6 million had been drawn down under the credit facility with an additional US$16.4 million available to be drawn at that date. The credit facility expires on March 31, 2002. Softchoice Oldco has no reason to believe that the credit facility will not be replaced in the normal course and expects that the amount of the undrawn portion of the credit facility will be sufficient to cover any potential increase in the working capital deficiency of Softchoice Oldco for the foreseeable future.

The Available Funds will be used for working capital to fund the ongoing operations of Softchoice.

Risk Factors

There are certain risks inherent in an investment in the Softchoice Shares that holders of UEC Shares should carefully consider before making an investment decision, including the following:

- Risks related to the software direct marketing industry, including dependence upon publishers, reliance on substantial financial incentives from certain publishers, dependence upon distributors for credit, potential changes in the manner of software distribution, competition from a wide variety of sources, and software defects;
- Risks related to the management of Softchoice's business, including inability to successfully execute business strategies, management of rapid growth, hiring, training and retention of personnel, variability of quarterly operating results, the need for additional capital in the future, possible damage to Softchoice's computer systems, credit risk, economic conditions, exchange rate risk, control by principal shareholders, dependence upon management and future acquisitions; and
- Risks related to the value of Softchoice's share price, including the fact that there has been no prior market for the Softchoice Oldco Shares and possible share price volatility.

See "Risk Factors".

GENERAL PROXY INFORMATION

Solicitation of Proxies by Management

This Circular is furnished in connection with the solicitation by the management of UEC of proxies to be used at the Meeting and at any adjournment or postponement thereof for the purposes set forth in the accompanying Notice of Meeting. The solicitation will be primarily by mail. However, proxies may be solicited by telephone or in writing by directors, officers or designated agents of UEC. The cost of such solicitation will be borne by UEC.

Appointment of Proxies

Enclosed with this Circular being sent to holders of UEC Shares is a form of proxy. The persons designated in the enclosed form of proxy are Frank Potter and Gregory Keaney, each of whom is a director and officer of UEC. **Each holder of UEC Shares has the right to appoint some other person (who need not be a shareholder of UEC) to attend, vote and act on their behalf at the Meeting.** This right may be exercised by inserting the person's name in the blank space provided in the enclosed form of proxy or by completing another instrument of proxy. The instrument appointing a new proxy must be in writing and must be signed by the shareholder or their attorney therefor duly authorized in writing. In order to be valid, proxies must be delivered, in original form or by fax at (888) 665-5666, so as to reach or be deposited with the Secretary of UEC, c/o Computershare Investor Services, P.O. Box 19004, STN BRM B, Toronto, Ontario M7Y 3M4, no later than 5:00 p.m. (Toronto time) on April 15, 2002 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) before the commencement of the adjourned Meeting or may be deposited with the Chairman of the Meeting prior to the commencement thereof.

Only registered holders of UEC Shares or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, UEC Shares beneficially owned by a person (a "Non-Registered Holder") are registered either (i) in the name of an intermediary (an "Intermediary") (including, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of the Canadian Securities Administrators, UEC will have distributed copies of the notice of the Meeting, this Circular, and the enclosed form of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders of UEC Shares.

Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived their right to receive them. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(i) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the applicable form of proxy and submit it to the Secretary of UEC, c/o Computershare Investor Services, P.O. Box 19004, STN BRM B, Toronto, Ontario M7Y 3M4 (Facsimile No.: (888) 665-5666), with respect to the shares beneficially owned by such Non-Registered Holder, in accordance with the instructions elsewhere in this Circular; or

(ii) more typically, be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the Non-Registered Holder will be given a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the proxy and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Revocation of Proxies

A registered holder of UEC Shares who has given a proxy may revoke the proxy (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid; or (b) by depositing an instrument in writing executed by him or her or by his or her attorney authorized in writing (i) at the registered office of UEC at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof; or (c) in any other manner permitted by law.

A Non-Registered Holder may revoke a proxy authorization form (voting instructions) or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of proxy authorization form (voting instructions) or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

Voting of Proxies

The persons designated in the enclosed form of proxy will vote the Shares in respect of which they are appointed proxy in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **In absence of any instructions above, UEC Shares represented by such proxies will be voted at the Meeting FOR:**

(i) the sale of the UEC Assets;

(ii) the continuance of UEC under the CBCA;

(iii) the amalgamation agreement dated January 25, 2002, as amended, between UEC and Softchoice Oldco relating to the amalgamation of UEC and Softchoice Oldco pursuant to Section 182 of the CBCA.

The enclosed form of proxy, when properly signed, confers discretionary authority upon the representatives designated therein with respect to amendments to or variations of matters identified in the Notice of Meeting accompanying this Circular and with respect to other matters that may properly come before the Meeting. At the date of this Circular, management of UEC does not know of any such amendments, variations or other matters. **However, if any such amendments, variations or other matters which are not now known to management of UEC should properly come before the Meeting, the shares represented by the proxies solicited hereby will be voted thereon in accordance with the best judgement of the person or persons voting such proxies.**

Voting Securities and Principal Holders of Voting Securities

All of the outstanding UEC Shares are entitled to be voted at the Meeting. As at the close of business on March 15, 2002, there were 5,115,361 UEC Shares outstanding. Each UEC shareholder is entitled to one vote for each share shown as registered in the shareholder's name on the list of shareholders prepared as of the close of business on February 25, 2002. However, in the event of any transfer of shares by any such shareholder after such date, the transferee is entitled to vote those shares if he or she produces properly endorsed share certificates or otherwise establishes that he or she owns the shares, and requests UEC's registrar and transfer agent, Computershare

Trust Company of Canada, to include the transferee's name in the shareholders' list not later than ten days before the Meeting.

To the knowledge of the directors and officers of UEC, as at the close of business on March 15, 2002, the only persons who beneficially owned or exercised control or direction over shares carrying more than 10% of the voting rights attached to all the shares of UEC entitled to be voted at the Meeting are as follows:

Name of Holder	Number of Shares Owned or Controlled	Percentage of Outstanding UEC Shares
James C. Temerty[(1)]	2,673,100	52.3%

(1) Mr. Temerty intends to sell up to 500,000 UEC Shares (approximately 9.8% of the outstanding UEC Shares) prior to the Amalgamation.

THE TRANSACTION

Background to the Transaction

UEC was formed in 1994 to raise capital and invest in business ventures in Ukraine and currently holds interests in a Ukrainian financial institution, coal recovery projects and commercial real estate. A combination of local economic problems, including a devaluation of the Ukrainian local currency, a stagnant real estate market, and financial difficulties of UEC's Ukrainian partners has inhibited the growth of UEC's investment portfolio. To date, UEC's existing investments have failed to generate sufficient cash to fund UEC's operations or to pursue alternative business ventures.

In early 2001, management of UEC began a strategic review of its operations and alternative opportunities for maximizing shareholder value, including a business combination and sale of all of UEC's assets.

During the fall of 2001, UEC was approached with a proposal to consider discussions with Softchoice Oldco leading towards a reverse take-over. To this end, UEC and Softchoice Oldco entered into confidentiality agreements on November 29, 2001 and began to exchange and review certain confidential information.

Establishment of the Special Committee

On November 2, 2001, the Board of Directors of UEC established the Special Committee comprised of Walter Curlook, Jerry S. Grafstein and George A. Ochrym (the "Independent Directors"). Each of the Independent Directors is free from any interest in UEC or Softchoice Oldco other than interests arising from his appointment as a director of UEC and any holdings of UEC Shares. None of the Independent Directors will benefit from the Transaction other than through any such ownership of UEC Shares. The mandate of the Special Committee included reviewing and negotiating the structure and terms of the proposed Transaction, supervision of the independent valuation and making a recommendation to the Board of Directors of UEC as to whether the proposed transaction is in the best interests of UEC and the shareholders of UEC (other than the Significant Shareholder).

The Special Committee was empowered to establish rules and procedures relating to the conduct of its business and was also empowered to retain such legal counsel, financial advisors or other professional advisors, at the expense of UEC, as it deemed appropriate to assist in its deliberations.

The Special Committee retained the Valuator to provide financial advice and assistance to the Special Committee in evaluating the Transaction, including the preparation and delivery to the Special Committee of the Valuation, which includes the Fairness Opinion. The Special Committee also retained McCarthy Tétrault LLP as counsel to provide advice to the Special Committee in connection with the duties and responsibilities of the Special Committee and the nature and scope of the engagement of the Valuator. See "The Transaction – Valuation".

Consideration of Transaction by the Special Committee

The Special Committee met formally as required through the period from November 2001 to January 2002, and also met informally on a number of occasions, both with and without its legal and financial advisors, to conduct various discussions and meetings related to the fulfilment of its mandate, including to consider its responsibilities, discuss the legal and regulatory requirements applicable to the Transaction, discuss the relevant issues arising from the structure of the Transaction and the consideration being offered to UEC Shareholders under the Amalgamation, discuss the draft report of the Valuator, receive and review the Valuation and the Fairness Opinion, and consider its recommendation to the Board of Directors of UEC. In addition, the Special Committee also met with representatives of senior management of UEC on several occasions and with representatives of senior management of Softchoice Oldco.

After reviewing the Valuation, which among other things concluded that as at December 13, 2001 the "en-bloc" fair market value of the UEC Shares is in the range of $1.5 million to $1.7 million, the Special Committee concluded that a more appropriate en-bloc fair market value for the UEC Shares as at December 13, 2001 is approximately $2.7 million and proceeded to negotiate the exchange ratio under the terms of the Amalgamation Agreement on that basis.

Valuation

Engagement

The Valuator was retained by the Special Committee of UEC pursuant to an agreement dated November 21, 2001 (the "Engagement Agreement"). In accordance with the requirements of the Related Party Rules and under the supervision of the Special Committee, the Valuator prepared an independent valuation as to the fair market value of the UEC Shares and the Softchoice Oldco Shares. The Valuator also prepared an opinion as to the fairness of the Transaction from a financial point of view to the UEC Shareholders (excluding the Significant Shareholder). Under the terms of the Engagement Agreement, the Valuator is entitled to be paid a total fee of $102,000, for the preparation and delivery of the Valuation and the Fairness Opinion. In addition, UEC will indemnify the Valuator in respect of certain expenses, losses, claims, actions, damages and liabilities that may be incurred by the Valuator with respect to the services provided under the Engagement Agreement. The fee payable to the Valuator is not contingent, in whole or in part, on the outcome of the Transaction or on the conclusions reached in the Valuation or the Fairness Opinion.

The following is only a summary of the Valuation. This summary necessarily omits information that the reader should consider to understand the scope of work undertaken, its limitations, and the basis of the Valuator's analysis. Consideration of only selected portions could be misleading and could create a misleading view of the processes and methodologies used by the Valuator in preparing the Valuation. UEC Shareholders should read the Valuation, which includes the Fairness Opinion, annexed hereto as Schedule D in its entirety.

Engagement of the Valuator as an Independent Valuator

The Valuator is a Canadian professional services firm that specializes in mergers and acquisitions and valuation of mid-market companies, primarily privately-held businesses. The Valuator has extensive experience in preparing valuations and fairness opinions.

Neither the Valuator, nor any of its affiliates and subsidiaries is an insider, associate or affiliate (as those terms are defined in the Related Party Rules) of UEC or Softchoice Oldco or any of their respective affiliates (collectively, the "Interested Parties"). Except as independent valuator to the Special Committee, neither the Valuator nor any of its affiliates and subsidiaries is an advisor to any of the Interested Parties to the Transaction.

The Valuator and its affiliates and subsidiaries have not been engaged to provide any financial advisory services nor has it had a material financial interest in any transaction involving UEC or Softchoice Oldco or any Interested Party.

Having reviewed all such circumstances, UEC believes that the Valuator is qualified and independent within the meaning of the Related Party Rules for purposes of the preparation of the Valuation.

Scope of Review

In preparing the Valuation, the Valuator held discussions with various members of management of UEC and Softchoice Oldco; reviewed publicly available information and financial statements and non-public information relating to UEC and Softchoice Oldco; reviewed information relating to the business, operations, financial performance and, where applicable, stock market data of selected comparable entities to Softchoice Oldco; and carried out other investigative exercises, all of which were discussed with the Special Committee and are more specifically described in the Valuation annexed hereto as Schedule D.

General Assumptions and Limitations

With the acknowledgement and agreement of the Special Committee as provided for in the Engagement Agreement, the Valuator has relied upon the accuracy and completeness of all data and other information obtained by the Valuator from public sources or provided to the Valuator by UEC and Softchoice Oldco and their respective personnel and advisors (the "Information"). The Valuation is conditional upon such accuracy and completeness. Subject to the exercise of professional judgment, and except as expressly described in the Valuation, the Valuator has not attempted to independently verify the accuracy or completeness of any of the Information. With respect to budgets, forecasts or estimates provided to the Valuator and used in its analysis, the Valuator notes that projecting such future results is inherently subject to uncertainty. The Valuator has assumed, however, that such budgets, forecasts and estimates were prepared using assumptions which, in the opinion of management of Softchoice Oldco, are reasonable in the circumstances.

The Valuation is rendered as of December 13, 2001 (the "Valuation Date") and is based upon economic, market and operating conditions as at that date. The valuator has no obligation, and does not intend, to update or revise the opinion after issuance date of December 13, 2001.

The preparation of a valuation is a complex process and is not necessarily amenable to partial analysis or summary description. The Valuator believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Valuation. UEC Shareholders should read the Valuation annexed hereto as Schedule D in its entirety.

Definition of Fair Market Value

For purposes of the Valuation, fair market value is defined as the highest price expressed in terms of money or money's worth available in an open and unrestricted market between informed and prudent parties, each acting at arms' length and under no compulsion to act.

Approach to Value

The Valuation is based on techniques and assumptions that the Valuator considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of "en bloc" fair market value of the UEC Shares and Softchoice Oldco Shares.

With respect to its valuation of the UEC Shares, the Valuator considered it appropriate to use a net asset value approach to value UEC on the assumption that UEC has completed the sale of its existing Ukrainian assets and is a holding company, primarily for receivables associated with previously liquidated investments.

With respect to its valuation of the Softchoice Oldco Shares, the Valuator considered it appropriate to use a discounted cash flow ("DCF") approach to value Softchoice Oldco on the basis that Softchoice Oldco is currently in a high-growth phase and key determinants of cash flow are expected to vary from historical patterns as growth moderates over time.

The DCF approach to value takes into account the amount, timing and relative certainty of projected unlevered, after-tax cash flows expected to be generated by Softchoice Oldco. The DCF approach required that certain assumptions be made regarding, among other things, future cash flows, discount rates and continuing values beyond the explicit forecast period. In performing its analysis, the Valuator made numerous assumptions with respect to industry performance, general business, economic, market, and financial conditions and other matters. Such analyses and estimates are inherently subject to substantial uncertainty.

Valuation Summary and Conclusion

Based upon and subject to the foregoing, the Valuator is of the opinion that, as at December 13, 2001, the range of values of the UEC Shares is between $1.5 million and $1.7 million and the range of values of the Softchoice Oldco Shares is between $80 million and $90 million.

The foregoing summary is qualified in its entirety by the Valuation which is annexed hereto as Schedule D.

Fairness Opinion

The Valuator concluded that, as of the date of the Fairness Opinion, being January 23, 2002, the consideration payable to UEC Shareholders under the Amalgamation Agreement is fair, from a financial point of view, to the UEC Shareholders (excluding the Significant Shareholder). The Fairness Opinion, which is included in the Valuation, should be read carefully and in its entirety.

Prior Valuations

There have been no prior valuations of Softchoice Oldco or UEC within the past two years.

Recommendation of the Special Committee

On the basis of its consideration of all relevant factors, the Special Committee unanimously concluded that it would be in the best interests of the shareholders of UEC to pursue the Transaction and recommended that the Board of Directors support the Transaction and approve the entering into of the Amalgamation Agreement in substantially the form presented to the Special Committee. The Special Committee identified the following factors as being most relevant:

(i) the number of Softchoice Shares to be received by UEC Shareholders under the Amalgamation Agreement;

(ii) the result of a formal valuation of the UEC Shares and Softchoice Oldco Shares prepared by the Valuator;

(iii) the Fairness Opinion of the Valuator dated January 23, 2002 as to the fairness, from a financial point of view, of the consideration offered to UEC Shareholders under the Amalgamation to UEC Shareholders (excluding the Significant Shareholder), and the reasons specified therefor;

(iv) the rights of dissent afforded to UEC Shareholders under the OBCA and the CBCA, as applicable, in respect of the Transaction;

(v) the Board's understanding of the recent history, current conditions and outlook for UEC and more specifically its financial condition; and

(vi) the lack of any viable alternative to the Transaction.

Recommendation of the Directors and Reasons for Recommendation

Based on the recommendation of the Special Committee, all of the factors considered by the Special Committee and the Valuation and Fairness Opinion, the directors unanimously (other than James C. Temerty who abstained for the reasons described below) determined that the Transaction is in the best interests of UEC and the shareholders of UEC and to recommend that all shareholders of UEC vote in favour of each of the Special Resolutions.

The Amalgamation Agreement was executed and delivered on January 25, 2002 (see "The Transaction - Description of Amalgamation Agreement"). The entering into of the Amalgamation Agreement was announced prior to the opening of the stock markets on January 28, 2002.

Since James C. Temerty had a material interest in the completion of the Transaction, other than and in addition to his interests as a shareholder of UEC (see "Information Concerning Ukraine Enterprise Corporation – Interests of Insiders in Material Transactions"), Mr. Temerty advised the Board of Directors that he had a conflict of interest in connection with the directors' vote on the Transaction. Mr. Temerty participated in the Board of Directors' deliberations regarding the Transaction but did not vote on the resolutions relating to the Transaction.

In making its recommendation, and in concluding that the Transaction is in the best interests of UEC and the shareholders of UEC, the Board of Directors accepted the recommendation of the Special Committee.

The Board of Directors of UEC unanimously recommends that shareholders of UEC vote in favour of the Transaction and each Special Resolution. The Amalgamation Special Resolution must be approved by the affirmative vote of not less than two-thirds of the votes cast by holders of UEC Shares present in person or by proxy at the Meeting. The Amalgamation is a "related party transaction" within the meaning of OSC Rule 61-501 as a result of the number of UEC Shares and Softchoice Oldco Shares held by James C. Temerty, a director of both UEC and Softchoice Oldco, and is also a "reverse take-over" within the meaning of the CDNX Policy. Consequently, the Amalgamation Special Resolution must also be confirmed by a simple majority of the votes cast by Minority Holders at the Meeting.

Description of the Amalgamation Agreement

UEC entered into the Amalgamation Agreement with Softchoice Oldco, pursuant to which UEC and Softchoice Oldco have agreed to amalgamate to form a new corporation called "Softchoice Corporation" (referred to in this Circular as Softchoice). Pursuant to the Amalgamation, each UEC Share will be converted into 0.1 Softchoice Shares and each Softchoice Oldco Share will be converted into 0.421 Softchoice Shares.

The consummation of the Amalgamation is subject to a number of conditions in favour of Softchoice Oldco, including the following:

(a) The UEC Shareholders shall have approved each of the sale of the UEC Assets and the Continuance and the Amalgamation Agreement, and the Minority Holders shall have approved the Amalgamation Agreement;

(b) The holders of Softchoice Oldco Shares shall have approved the Amalgamation Agreement;

(c) UEC shall have completed the sale of UEC Assets (see "Other Matters to be Acted Upon at the Meeting - UEC Asset Disposition");

(d) UEC Shareholders shall not have exercised dissent rights under Section 185 of the OBCA with respect to the sale of the UEC Assets or the Continuance, or under Section 190 of the CBCA with respect to the Amalgamation, and holders of Softchoice Oldco Shares shall not have exercised dissent rights under Section 190 of the CBCA with respect to the Amalgamation, in respect of a total number of UEC Shares and Softchoice Oldco Shares that would, if such shares were converted into Softchoice Shares pursuant to the Amalgamation, collectively exceed 25,577 Softchoice Shares outstanding upon completion of the Amalgamation;

(e) UEC shall have obtained, from all appropriate federal, provincial, municipal or other governmental or administrative bodies, such licences, permits, consents, approvals, certificates, registrations and authorizations as are required to be obtained by it to consummate the Amalgamation, including the approval of CDNX;

(f) UEC shall have given or obtained any required contractual notices, consents and approvals;

(g) There shall have been no material adverse change in the condition (financial or otherwise), assets, liabilities, operations, earnings, business or prospects of UEC since the date of the Amalgamation Agreement (other than the Transaction); and

(h) No legal or regulatory action or proceeding shall be pending or threatened to enjoin, restrict or prohibit the Amalgamation or the issuance of Softchoice Shares pursuant thereto.

The consummation of the Amalgamation is subject to a number of conditions in favour of UEC, including the following:

(a) The UEC Shareholders shall have approved each of the sale of the UEC Assets and the Continuance, and the Minority Holders shall have approved the Amalgamation Agreement;

(b) The holders of Softchoice Oldco Shares shall have approved the Amalgamation Agreement;

(c) Softchoice Oldco shall have obtained, from all appropriate federal, provincial, municipal or other governmental or administrative bodies, such licences, permits, consents, approvals, certificates, registrations and authorizations as are required to be obtained by it to consummate the Amalgamation, including the approval of CDNX;

(d) Softchoice Oldco shall have given or obtained any required contractual notices, consents and approvals, including, but not limited to, the approval of First Union National Bank;

(e) There shall have been no material adverse change in the condition (financial or otherwise), assets, liabilities, operations, earnings, business or prospects of Softchoice Oldco since the date of the Amalgamation Agreement;

(f) No legal or regulatory action or proceeding shall be pending or threatened to enjoin, restrict or prohibit the Amalgamation or the issuance of Softchoice Shares pursuant thereto; and

(g) Softchoice shall have entered into an indemnity agreement in favour of each of the directors of UEC.

Pursuant to the Amalgamation Agreement, UEC and Softchoice Oldco may waive those of the above conditions which are in their favour.

The Amalgamation Agreement may be terminated before or after the holding of the Meeting and before the Effective Date:

(a) By the mutual agreement of UEC and Softchoice Oldco;

(b) By either party upon the failure of holders of Softchoice Oldco Shares to approve the Amalgamation at a meeting of its shareholders to be held on or before April 30, 2002;

(c) By either party upon the failure of UEC Shareholders to approve the sale of the UEC Assets, the Continuance and the Amalgamation at the Meeting; or

(d) By either party if any of the conditions in favour of such party have not been performed or fulfilled prior to the Effective Date.

The full text of the Amalgamation Agreement is reproduced in Schedule E hereto.

Details of the Amalgamation

Pursuant to the Amalgamation Agreement, Softchoice Oldco and UEC will amalgamate and continue as one corporation to be named "Softchoice Corporation". On the Effective Date:

(a) each UEC Share will be converted into 0.1 fully paid and non-assessable Softchoice Shares; and

(b) each Softchoice Oldco Share will be converted into 0.421 fully paid and non-assessable Softchoice Shares.

Upon completion of the Amalgamation, the former shareholders of UEC will hold approximately 3% of the Softchoice Shares, with the balance of the Softchoice Shares being held by the former shareholders of Softchoice Oldco.

No fractional Softchoice Shares shall be issued. If the exchange of the Softchoice Oldco Shares or UEC Shares would result in a holder of such shares being entitled to a fractional Softchoice Share, such fraction will be cancelled if it is less than one-half of a share, or increased to a full share if it is one-half of a share or greater. No additional compensation will be paid to a shareholder whose interest in a fractional share is cancelled, and no additional consideration will be required to be paid by a shareholder whose fractional share is increased to a full share. In calculating such fractional interests, all UEC Shares or Softchoice Oldco Shares, as applicable, registered in the name of a holder of such securities will be aggregated.

Any outstanding options to purchase UEC Shares will be converted into options to purchase Softchoice Shares based on the same conversion ratio as for outstanding UEC Shares. Any outstanding options to purchase Softchoice Oldco Shares or Class B common shares of Softchoice Oldco will be converted into options to purchase Softchoice Shares based on same conversion ratio as for outstanding Softchoice Oldco Shares.

Completion of the Transaction is subject to compliance with the terms and conditions set forth in the Amalgamation Agreement. Upon the Amalgamation becoming effective on the Effective Date, Softchoice will own all of the assets, properties, rights and privileges and be subject to all of the liabilities, contracts and obligations of each of Softchoice Oldco and UEC.

If the shareholders of UEC approve the Amalgamation at the Meeting and the other terms and conditions of the Amalgamation Agreement are satisfied, articles of amalgamation are expected to be filed with the Director under the CBCA. The CBCA provides that, upon receipt of articles of amalgamation in prescribed form, the Director under the CBCA shall issue a certificate of amalgamation, whereupon the Amalgamation will become effective. The Effective Date for the Amalgamation is expected to be on or about April 19, 2002.

Qualification and Resale of Softchoice Shares

The issuance of Softchoice Shares pursuant to the Amalgamation will be exempt from the registration and prospectus requirements of applicable Canadian securities legislation, subject to obtaining an order of the Quebec Securities Commission. Subject to UEC obtaining an order from the securities regulatory authorities in the Province of Québec the Softchoice Shares to be issued pursuant to the Amalgamation may be resold under applicable Canadian securities laws without restriction, subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of securities from "control blocks" and by insiders of Softchoice.

Sponsor for the Reverse Take-over

Brawley Cathers Limited (the "Sponsor"), has agreed to act as sponsor in connection with the Amalgamation, which will be a reverse take-over of UEC within the meaning of the CDNX Policy.

UEC, Softchoice Oldco and the Sponsor have entered into a sponsorship engagement letter agreement dated February 4, 2002, pursuant to which UEC or Softchoice Oldco will pay the Sponsor a fee of $50,000 in respect of the delivery of a sponsor report to CDNX and an additional fee of $25,000 if the Sponsor delivers a further sponsor report to the Toronto Stock Exchange within twelve months of the Sponsor's engagement, and will reimburse the Sponsor for its reasonable out-of-pocket expenses.

UEC, Softchoice Oldco and the Sponsor have not entered into any agreement to provide corporate finance services.

Neither UEC nor Softchoice Oldco are Related Parties with respect to the Sponsor.

OTHER MATTERS TO BE ACTED UPON AT THE MEETING

UEC Asset Disposition

As a condition precedent in favour of Softchoice Oldco pursuant to the Amalgamation Agreement, UEC is required to dispose of the UEC Assets. Consequently, UEC intends to enter into a purchase agreement to be dated prior to the Amalgamation (the "Asset Purchase Agreement") with Roman Sawycky (the "Purchaser") to sell to the Purchaser (i) UEC's real estate investments in the 500 square metre vacant office building located at 60 Frunze Street in the Podil area of Kyiv, Ukraine (the "Podil Property") and the 89 square metre property located at Apartment 10, 25 Sofiivska Street in the central area of Kyiv (the "Sofiivska Property"), and (ii) all of UEC's shares in Caledon Coal Corporation Limited ("CCCL"), which holds minority interests in the Kalininskaya and Sukhodolska coal recovery projects in Ukraine, for aggregate consideration consisting of:

(a) US$1.00;

(b) 50% of the net cash revenue received by the Purchaser or any of its affiliates or associates in respect of the Podil Property for the 24 month period commencing on the closing date of the transactions contemplated by the Asset Purchase Agreement (the "Closing Date");

(c) two-thirds of the gross rental revenue received by the Purchaser or any of its affiliates or associates in respect of the Sofiivska Property for the 36 month period commencing on the Closing Date;

(d) US$40,000, less any amount of rental revenue received by UEC pursuant to item (c) above, payable on the earlier of the date of the sale of the Sofiivska Property by the Purchaser and the third anniversary of the Closing Date;

(e) 50% of the net cash revenue received by the Purchaser, CCCL or any of their respective affiliates or associates in respect of the Kalininskaya project for the 36 month period commencing on the Closing Date, plus 75% of any proceeds received by the Purchaser, CCCL or any of their respective affiliates or associates from the sale, transfer or other disposition by CCCL of its interest in the Kalininskaya project; and

(f) 50% of the net cash revenue received by the Purchaser, CCCL or any of their respective affiliates or associates in respect of the Sukhodolska project for the 36 month period commencing on the Closing Date, to a maximum of US$311,500, plus 75% of any proceeds received by the Purchaser, CCCL or any of their respective affiliates or associates from the sale, transfer or other disposition of CCCL's interest in the Sukhodolska project.

The purchase price for the UEC Assets was determined in negotiations between UEC and the Purchaser, who is at arm's length to UEC. The Closing Date will occur prior to the Amalgamation. The UEC Assets to be sold pursuant to the Asset Purchase Agreement constitute substantially all of the property of UEC. See "Information Concerning Ukraine Enterprise Corporation – Overview".

Prior to the Closing Date, the Purchaser's interest in the Asset Purchase Agreement may be assigned to a corporation controlled by the Purchaser.

At the Meeting, UEC Shareholders will be asked to consider and, if thought fit, to pass the Asset Sale Special Resolution set forth in Schedule A to this Circular approving the sale of the UEC Assets. The Asset Sale Special Resolution requires the affirmative vote of at least two-thirds of the votes cast by the shareholders who vote in respect of the Special Resolution. **The Board of Directors of UEC recommends that shareholders vote in favour of passing this Special Resolution. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of passing the Asset Sale Special Resolution.**

Continuance of UEC Under the CBCA

As a condition precedent in favour of Softchoice Oldco pursuant to the Amalgamation Agreement, UEC is required to continue under the CBCA.

Accordingly, UEC proposes to continue under the CBCA, which is similar for most purposes to the OBCA. The continuance will not have any material legal, business or tax consequences for UEC.

In order to authorize the above continuance, UEC Shareholders will be asked to consider, and if thought fit, pass the Continuance Special Resolution set out in Schedule B to this Circular. This Special Resolution requires the affirmative vote of at least two-thirds of the votes cast by the shareholders who vote in respect of the Special Resolution. **The Board of Directors recommends that shareholders vote in favour of passing this Special Resolution. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of passing the Continuance Special Resolution.**

RIGHTS OF DISSENTING SHAREHOLDERS

Right of Dissent under the OBCA

The Asset Sale Special Resolution and the Continuance Special Resolution each entitles a holder of UEC Shares to be paid the fair value of all, but not less than all, of such UEC Shares in accordance with section 185 of the OBCA if the shareholder dissents to the resolution under the OBCA and if the sale of the UEC Assets or the Continuance, as applicable, becomes effective. Holders of UEC Shares are not entitled to dissent with respect to their UEC Shares if they vote any of such shares in favour of the Asset Sale Special Resolution or Continuance Special Resolution, as applicable, or if the directors do not act to implement the special resolution. A brief summary of the provisions of section 185 of the OBCA is set out below. The following summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks to exercise dissent rights. Section 185 of the OBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of dissent rights. Accordingly, each shareholder who might desire to exercise dissent rights should carefully consider and comply with the provisions in those sections, the full text of which is set out in Schedule I to this Circular.

Each Dissenting UEC Shareholder who wishes to exercise dissent rights is required to send a written objection to the applicable Special Resolution to UEC at or prior to the Meeting. The address of UEC for such purpose is: 200 King Street West, Suite 1300, P.O. Box 47, Toronto, Ontario M5H 3T4. The execution or exercise of a proxy does not constitute a written objection for the purposes of section 185 of the OBCA. Within ten days after the Special Resolution is adopted by the UEC Shareholders, UEC or, if the amalgamation has been completed by such date, Softchoice (in either case, the "Dissentee") must so notify each of the Dissenting UEC Shareholders who is then required, within twenty days after receipt of such notice (or, if such person does not receive such notice, within twenty days after learning of the adoption of the special resolution), to send to the Dissentee a written notice containing that person's name and address, the number of shares in respect of which that person dissents and a demand for payment of the fair value of such shares. Within thirty days after sending such written notice, the Dissenting UEC Shareholder must also send to the Dissentee the share certificate or certificates representing all of that person's shares. If the transaction contemplated in the Special Resolution becomes effective, the Dissentee is required to determine the fair value of the shares and to make a written offer to pay such amount to the Dissenting UEC Shareholder. If such offer is not made or not accepted within thirty days, any Dissenting UEC Shareholder may apply to the Court to fix the fair value of the shares. There is no obligation on the Dissentee to apply to the Court. If any application is made, the Dissenting UEC Shareholder will be entitled to be paid the amount fixed by the Court.

Right of Dissent under the CBCA

Shareholders have the right to dissent to the Amalgamation Special Resolution pursuant to Section 190 of the CBCA. The following summary does not purport to provide comprehensive statements of the procedures to be followed by a dissenting shareholder under the CBCA. This summary is expressly subject to Section 190 of the CBCA, the text of which is reproduced in its entirety in Schedule J to this Circular. The CBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all the rights of a

Dissenting UEC Shareholder. Accordingly, each shareholder who might desire to exercise the rights of a Dissenting UEC Shareholder should carefully consider and comply with those provisions and consult his or her legal adviser.

A Dissenting UEC Shareholder who seeks payment of the fair value of his or her UEC Shares is required to send a written objection to the appropriate special resolution to UEC at or prior to the Meeting. The address of UEC for such purpose is: 200 King Street West, Suite 1300, P.O. Box 47, Toronto, Ontario M5H 3T4. A vote against the Amalgamation Special Resolution or withholding votes does not constitute a written objection. Within 10 days after the Amalgamation Special Resolution is approved by shareholders the Dissentee must so notify the Dissenting UEC Shareholder who is then required, within 20 days after receipt of such notice (or, if he or she does not receive such notice, within 20 days after he or she learns of the approval of the special resolution), to send to the Dissentee a written notice containing his or her name and address, the number of shares in respect of which he or she dissents and a demand for payment of the fair value of such shares and, within 30 days after sending such written notice, to send the Dissentee as the case may be, the appropriate share certificate or certificates. If the Amalgamation becomes effective Softchoice is required to determine the fair value of the shares and to make a written offer to pay such amount to the Dissenting Shareholder. If such offer is not made or not accepted within 50 days after the Amalgamation becomes effective Softchoice may apply to the court to fix the fair value of such shares. There is no obligation on Softchoice to apply to the court. If Softchoice fails to make such an application, a Dissenting UEC Shareholder has the right to so apply within a further 20 days. If an application is made by either party, the Dissenting UEC Shareholder will be entitled to be paid the amount fixed by the court.

PROCEDURES FOR THE SURRENDER OF SHARE CERTIFICATES

Following the Effective Date, and upon return of a properly completed letter of transmittal, together with certificates representing the UEC Shares, certificates for the appropriate number of Softchoice Shares will be issued without charge.

If the Amalgamation is not completed, all deposited share certificates will be returned forthwith to the shareholders entitled thereto.

A letter of transmittal (on yellow paper) is enclosed with each Circular sent to registered UEC Shareholders for transmittal of the UEC Shares held by them. UEC Shareholders who possess one or more certificates representing such shares who have not received a letter of transmittal should contact the transfer agent at the address or fax number set forth in the form of proxy (blue paper). The details of the procedures for the exchange of certificates and the deposit of such certificates with the Depositary and the addresses of the offices of the Depositary are set out in such letter of transmittal.

Where a certificate representing UEC Shares has been lost, destroyed or wrongfully taken, the holder of such certificates should immediately contact Computershare Trust Company of Canada, the registrar and transfer agent of the UEC Shares, so that arrangements can be made to issue a replacement share certificate to such holder upon such holder filing with the issuer an indemnity bond sufficient in the opinion of UEC to protect UEC and Computershare Trust Company of Canada from any loss that they may suffer by complying with the request to issue a new certificate. The holder of such certificate must also satisfy such other reasonable requirements as may be imposed by UEC or Softchoice in connection with the issuance of such replacement share certificate.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations generally applicable to holders of UEC Shares and options to acquire UEC Shares who receive Softchoice Shares or options pursuant to the Amalgamation or who exercise their dissent rights as described herein. This summary applies generally to such holders who, for purposes of the Tax Act at all relevant times; (i) are resident in Canada; (ii) hold their UEC Shares and UEC Options as capital property; (iii) deal at arm's length with UEC, Softchoice Oldco and Softchoice; (iv) are not affiliated with UEC, Softchoice Oldco or Softchoice; and (v) are not "financial institutions" as defined in Section 142.2 of the Tax Act (the "Shareholders").

The UEC Shares and UEC options will generally be considered to constitute capital property to a holder of UEC Shares or UEC options unless, either: (i) such holder is a trader or dealer in securities that holds such shares in the course of carrying on a business of dealing in securities; or (ii) such holder acquired such shares or options in a transaction or transactions considered to be an adventure in the nature of trade with respect to such shares or options. Certain Shareholders resident in Canada whose UEC Shares might not otherwise qualify as "capital property" may be entitled to make an irrevocable election to have the UEC Shares and all other "Canadian securities" deemed to be capital property pursuant to subsection 39(4) of the Tax Act.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force on the date hereof, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance prior to the date hereof (the "Proposed Amendments") and the current published administrative policies and assessing practices of the Canada Customs and Revenue Agency ("CCRA").

This summary does not take into account or anticipate provincial, territorial or foreign tax considerations, which considerations may differ significantly from those discussed herein. This summary assumes that the Proposed Amendments will be enacted in their present form; however, no assurances can be given in this regard. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CCRA, whether by judicial, legislative or governmental action or decision.

This summary is not exhaustive of all Canadian federal income tax considerations and is of a general nature only. It is not intended to be, and should not be construed to be, legal or tax advice to any particular shareholder. Accordingly, shareholders should consult their own tax advisors with respect to the income tax consequences to them of the Amalgamation and the exercise of dissent rights under federal, provincial, territorial and other applicable tax legislation.

Amalgamation

Shareholders (other than Shareholders who exercise their dissent right in respect of the Asset Sale, Continuance or the Amalgamation) will not realize a capital gain or a capital loss when the UEC Shares are exchanged for Softchoice Shares on the Amalgamation. The aggregate cost of the Softchoice Shares received by a Shareholder on the Amalgamation will be equal to the aggregate adjusted cost base immediately before the Amalgamation to the Shareholder of the UEC Shares exchanged for such Softchoice Shares by virtue of the Amalgamation. The adjusted cost base to a Shareholder of Softchoice Shares so received will be averaged with the adjusted cost base of all other Softchoice Shares held by such Shareholder as capital property.

Subject to the discussion of employee options set out below, options to acquire Softchoice Shares received by a Shareholder on the Amalgamation in exchange for options to acquire UEC Shares will be deemed to have been acquired at a cost equal to the adjusted cost base immediately before the Amalgamation to the Shareholder of such UEC options.

For purposes of the employee stock option benefit rules in the Tax Act, Shareholders who hold options to acquire UEC Shares who have acquired such options by virtue of their employment with UEC and who exchange such options for options to acquire Softchoice Shares will be deemed not to have disposed of the UEC option and not to have acquired the Softchoice option. The Softchoice option will be deemed to be the same option as, and a continuation of, the UEC option. The foregoing results will arise if the value of a Softchoice Share immediately after the Amalgamation, less the exercise price under a Softchoice option, does not exceed the value of a UEC Share immediately before the Amalgamation, less the exercise price under a UEC option. Otherwise, the employee will receive a taxable benefit equal to the value of the Softchoice option received in exchange for the UEC option.

Softchoice Shares

Dividends received by a Shareholder on the Softchoice Shares will be subject to the tax treatment generally applicable to dividends paid by Canadian public corporations on ordinary common shares. The normal gross-up and dividend tax credit rules will apply to dividends received by an individual and dividends received by a Shareholder that is a corporation will normally be deductible in computing its taxable income. Certain corporations may be liable to pay a refundable tax under Part IV of the Tax Act on such dividends.

A disposition of Softchoice Shares by the Shareholder will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Softchoice Shares to the holder immediately before the disposition.

A Shareholder will be required to include in his or her income one-half of the amount of any capital gain (a "taxable capital gain") resulting from the disposition of a Softchoice Share and will be entitled to deduct one-half of the amount of any capital loss (an "allowable capital loss") resulting from the disposition of a Softchoice Share against taxable capital gains realized by the holder in the year of disposition. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act. Where the Shareholder is an individual, a capital gain may give rise to alternative minimum tax under the Tax Act.

In the case of a Shareholder that is a corporation, the amount of any capital loss otherwise determined resulting from the disposition or deemed disposition of a Softchoice Share may be reduced by the amount of dividends previously received or deemed to have been received thereon to the extent and in the circumstances described in the Tax Act. Any such reduction will not occur where the corporate Shareholder owned the Softchoice Share continuously for 365 days or longer immediately before the disposition and such Shareholder (together with any person with whom it did not deal at arm's length for purposes of the Tax Act) did not own more than 5% of any class or series of shares in the capital stock of Softchoice at the time the relevant dividends were received or deemed to have been received. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Shareholders to whom these rules may be relevant should consult their own advisors.

Canadian-controlled private corporations are subject to a refundable tax of 6 2/3% on investment income (other than dividends deductible in computing taxable income) that will be refunded when the corporation pays taxable dividends (at a rate of one dollar for every three dollars of taxable dividends paid). For this purpose, investment income includes interest and taxable capital gains.

Softchoice Options

Where in a taxation year a Shareholder acquires Softchoice Shares on the exercise of a Softchoice option received in exchange for a UEC option which was acquired by virtue of employment, the amount, if any, by which the fair market value of the Softchoice Shares at that time of exercise of the option exceeds the amount paid or to be paid for the Softchoice Shares by the Shareholder will be deemed to be a benefit received by the Shareholder and included in computing the Shareholder's income from employment for that taxation year, subject to possible deferral, as described below. The amount so included in the Shareholder's income will be added in computing the adjusted cost base to the Shareholder of the Softchoice Shares. The Shareholder may be entitled to a deduction equal to one-half of the benefit, provided certain conditions are met.

Generally, for a Shareholder who is an employee, a deferral of the taxable benefit relating to the exercise of an option to acquire a Softchoice Share until the time the Softchoice Share is sold may be available, subject to a limit of $100,000 worth of options that vest each year (determined by reference to the fair market value of the Softchoice Shares at the date the option is granted). In order to qualify for the deferral, a number of conditions must be satisfied.

Shareholders acquiring Softchoice Shares on the exercise of Softchoice options acquired in exchange for UEC options (which were not acquired by virtue of employment) will not be required to include any amount in their income when the option is exercised. The exercise price of the option, together with the amount paid for the option, if any, and the amount of any income inclusion, if any, arising on the grant of the option, will become the adjusted cost base of the Softchoice Shares to the Shareholder, subject to averaging with any Softchoice Shares owned by the Shareholder immediately before the exercise of the option.

Dissenting Shareholders

Shareholders are permitted to dissent from the sale of the UEC Assets and the Continuance in the manner set out in section 185 of the OBCA. A dissenting Shareholder will be entitled, in the event the sale of the UEC Assets and Continuance become effective, to be paid the fair market value of the UEC Shares held by such holder determined as at the appropriate date. See "Rights of Dissenting Shareholders – Right of Dissent under the OBCA". The Dissenting UEC Shareholder will be considered to have disposed of the UEC Shares for proceeds of disposition equal to the amount received by the dissenting Shareholder, less the amount of any deemed dividend referred to below and any interest awarded by a court. Where the amount is received from UEC, the Shareholder will be deemed to receive a taxable dividend equal to the amount by which the amount received (other than in respect of interest ordered by a court) exceeds the paid-up capital of such Dissenting UEC Shareholder's UEC Shares. In the case of a UEC Shareholder that is a corporation, in some circumstances, the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

Shareholders are permitted to dissent from the Amalgamation in the manner set out in section 190 of the CBCA. A Dissenting UEC Shareholder will be entitled, in the event the Amalgamation becomes effective, to be paid by Softchoice the fair value of the UEC Shares held by such Dissenting UEC Shareholder determined as at the appropriate date. See "Rights of Dissenting Shareholders – Right of Dissent Under the CBCA". Under the current administrative practice of the CCRA, where a shareholder dissents from an amalgamation and receives a cash payment for his shares from the amalgamated corporation, the shareholder is considered to have realized proceeds of disposition equal to the amount of the payment received by the holder, rather than a deemed dividend. In the case of a Dissenting UEC Shareholder that is a corporation, the amount of any capital loss otherwise determined may be reduced by the amount of dividends previously received on the UEC Shares to the extent and under the circumstances prescribed in the Tax Act. Analogous rules may apply to a partnership or a trust that owns UEC Shares.

The taxation of capital gains (losses) and dividends, will generally be as described above under the heading "Softchoice Shares".

Any interest awarded to a Dissenting UEC Shareholder by a court will be included in the Dissenting UEC Shareholder's income. All Dissenting UEC Shareholders should consult their own tax advisors.

Qualified Investment and Foreign Property

Provided the Softchoice Shares are listed on a prescribed stock exchange (which includes CDNX), the Softchoice Shares will be qualified investments for trusts governed by registered retirement savings plans, deferred profit sharing plans, registered retirement income funds and registered education savings plans.

Shareholders should consult with their own tax advisors as to the question of whether the Softchoice Shares will constitute "foreign property" for purposes of Part XI of the Tax Act at any particular time.

INFORMATION CONCERNING SOFTCHOICE

General

Softchoice is the corporation resulting from the proposed amalgamation of UEC and Softchoice Oldco on the Effective Date. The name of Softchoice will be Softchoice Corporation. The registered and head office of Softchoice will be located at 173 Dufferin Street, Suite 200, Toronto, Ontario, M6K 3H7.

Softchoice will carry on the business currently carried on by Softchoice Oldco. As a result of the sale of the UEC Assets, Softchoice will not carry on the business of UEC. After the completion of the Transaction, there are no present plans to enter into any extraordinary corporate transactions, including any merger, reorganization or liquidation involving Softchoice or a sale or transfer of a material amount of Softchoice's assets.

Softchoice's main telephone number will be (416) 588-9002, its main fax number will be (416) 588-9005.

Softchoice's United States operations will be carried on by Softchoice U.S., a corporation incorporated under the laws of the state of New York. On the Effective Date, Softchoice U.S. will be a wholly-owned subsidiary of Softchoice. The registered and head office of Softchoice U.S. is located at 3 Quincy Street, Norwalk, Connecticut 06850-4208.

In this part of this Circular only ("Information Concerning Softchoice"), and unless the context otherwise requires, the term "Softchoice" includes Softchoice and its subsidiary, Softchoice U.S.

Business of Softchoice

The information set out below under this heading "Business of Softchoice" describes the business of Softchoice as currently carried on by Softchoice Oldco, and is presented as if the Amalgamation has been completed on the date of this Circular. Softchoice Oldco has changed its year end to December 31 and therefore its most recently completed financial period represents nine months results only. The figures up to the year ended March 31, 2001 have been used to provide more meaningful comparisons and annual trends.

Overview

Founded in 1989, Softchoice is a North American business-to-business ("B2B") direct marketer of software products. Softchoice sells to a range of customers from small organizations with as few as 25 personal computers ("PCs") to multinational corporations by providing a fast, flexible, cost-effective and responsive way to research, buy and manage software resources.

Based on forecasts by International Data Corporation ("IDC"), a world-wide market research company, the product segments Softchoice sells represented US$30.6 billion of the total US$36.8 billion North American indirect software market in 2001. Accordingly, Softchoice believes that it had approximately 1.1% market share in 2001, up from 0.9% in 2000, of the product segments it sells within the North American indirect software market.

Softchoice is one of the leading direct marketers (measured by revenues) of Microsoft products in Canada. Softchoice also has significant operations in the U.S. and, since entering the U.S. market in 1995, Softchoice has quickly grown to become one of the largest direct marketers of Microsoft products to small and medium sized businesses ("SMBs") in North America. SMBs are typically defined as organizations which have between 50 and 2000 PCs. Softchoice's revenue has increased from $28.7 million for the year ended March 31, 1996 to $398.6 million for the year ended March 31, 2001, representing a compound annual growth rate of 69.3%. In 2001, Softchoice was recognized by Andersen Consulting and CIBC as one of the 50 best managed companies in Canada.

Softchoice Revenue for Fiscal Years Ended 1996 to 2001


450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
$ Thousands (CDN$)
FY1996
FY1997
FY1998
FY1999
FY2000
FY2001
Canada
U.S.

Softchoice was formed to solve the difficulty customers experienced finding centralized information on, and acquiring, software. Softchoice has addressed this customer need by developing an extensive database of information which includes approximately 200,000 software titles, representing 25,000 software applications from approximately 4,000 publishers. Softchoice assists customers by consulting, managing and tracking the complexities of software compliancy and licensing programs.

Softchoice's emphasis on the SMB market has contributed to rapid growth through shorter sales cycles, while building a foundation that allows Softchoice to develop sales within larger accounts. Softchoice believes the SMB market segment represents a significant opportunity as these organizations make frequent purchases, are value conscious, and tend to lack information technology ("IT") expertise to research, acquire and implement software solutions to meet their business needs.

Softchoice currently maintains an electronic database containing the names of almost 300,000 potential customers, none of which represents more than 3.4% of Softchoice's revenue. Softchoice's customer base consists principally of SMBs, but in Canada, also includes several large organizations such as Manulife, Bank of Montreal, Canadian Tire, and TD Canada Trust, all of which have been customers for more than 10 years. Softchoice believes that the information and tools provided by Softchoice's IT systems, along with the effective customer service that they generate, allow these larger customers to realize cost benefits when dealing with Softchoice. Typically, a new customer uses Softchoice to acquire unusual software products or as a secondary supplier. It is Softchoice's experience that gradually these customers migrate their purchases to Softchoice until Softchoice provides software to the customer on an exclusive basis.

Softchoice currently has 33 branches in operation with 28 branches located in the U.S. and five branches in Canada. Historically, annual revenue from a new sales branch has on average risen from approximately $1.6 million in a branch's first year of operations to $11.6 million by its fifth operating year and new sales branches generally have started to contribute to profit within 18 to 26 months of opening. Softchoice's first branch, located in Toronto and in its twelfth year of operation, had revenue of approximately $80 million in fiscal 2001. Softchoice has 1 branch in its first year of operation, 1 branch in its second year, 5 branches in their third year, 7 branches in their fourth year, and 19 branches with five or more years of growth history.

In the first year of operation, an average new branch typically results in losses of $150,000 for Softchoice. The aggressive expansion of 28 new branches in the United States since 1995 created two years of losses for Softchoice. Notably, in 1998 and 1999, Softchoice had 20 branches in their first year of operation. As the U.S. branch infrastructure matures, Softchoice's overall profitability has grown.

The following two charts show the average revenue per branch and the average branch operating income for the first five years after each branch was established:

Average Branch Revenue for First 5 Years of Existence


14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
$ Thousands (CDN$)
Year 1
Year 2
Year 3
Year 4
Year 5

Average Branch Operating Income for First 5 Years of Existence


1,000
800
600
400
200
0
-200
$ Thousands (CDN$)
Year 1
Year 2
Year 3
Year 4
Year 5

Softchoice believes that its strong revenue growth and market success is attributed to a highly integrated business model that combines well-trained outbound sales representatives, licensing experts, call centre sales representatives, proprietary Information Technology systems and strong relationships with publishing partners. Softchoice believes it has a unique competitive advantage because its cost efficient infrastructure allows Softchoice to maintain a wide network of local branches, enabling it to meet, consult and develop relationships with customers. Softchoice also believes that this extensive face-to-face contact with customers enhances valuable partnerships with software publishers seeking to reach new markets. The sales model requires outbound sales staff to prospect for new customers continuously.

Once a customer relationship is established, Softchoice's call centre sales representatives and licensing experts provide customers with information and advice on the wide range of software licences that are available. Softchoice also assists customers by providing access to Softchoice SAM™. Softchoice SAM™ is a proprietary on-line tool that provides enhanced asset management capabilities for all Softchoice customers by allowing customers to search for software products in Softchoice's database, track purchases and instantly access reporting. Softchoice's best practices in customer service include a guaranteed live voice when a customer calls between 8am and 9pm (Eastern Time).

Softchoice's internal information technology ("IT") systems, including Softchoice SAM™, allow call centre sales staff access to product information and customer history quickly, ensuring an efficient level of customer service is maintained while keeping overhead costs low. This flexibility also reduces the chances of Softchoice losing customers when call centre sales representatives leave Softchoice because customer relationships are maintained by several call centre representatives and not by a single individual.

Softchoice's growth strategy is to increase sales within the U.S. SMB market, increase penetration of sales within its existing customer base, expand its current customer base and increase overall publisher participation.

Industry Overview

Computer software sales have experienced and continue to experience strong growth in North America and throughout the world. IDC predicted the total worldwide packaged software market was worth US$197.6 billion in

2001, of which US$104.8 billion was attributed to the North American market. IDC forecasts that the global and U.S. packaged software markets will grow to US$352.1 billion and US$187.8 billion, respectively, by 2005, representing a compound annual growth rate of 15.5%.

Forecasted Worldwide and North American Software Market


Billions of U.S. Dollars
400
350
300
250
200
150
100
50
0
2000
2001
2002
2003
2004
2005
Worldwide Packaged SW
North American Packaged SW

Source: IDC

IDC subdivides the estimated US$104.8 billion North American software market into the following product markets: (i) application solutions software, which includes word processing, spreadsheet and e-mail programs; (ii) application development and deployment tools, which include programming languages; and (iii) systems infrastructure software, which includes network operating systems that perform the basic functions of a computer network. Softchoice sells licensed and packaged software products in all of these categories.

Additionally, IDC defines two separate markets that deliver software to end users; the direct and indirect software markets. The direct software market refers to software that is sold by software publishers to end users without the participation of a third party sales channel. The indirect software market is defined as software sold to end users through various third parties or sales partners including direct marketers, and not directly by the software publishers.

Direct vs. Indirect: Percentage of North American Software Sales in 2001


Indirect Software Sales
35.2%
Application Solutions
13.3%
Application Development
and Deployment
8.4%
System Infrastructure
13.5%

The total sales of the three product markets (application solutions, application development and deployment, and system infrastructure) through the indirect sales channel is estimated to be worth US$36.8 billion. The products Softchoice sells within these product markets represents US$30.6 billion of this total, or approximately 83.1% of the indirect software market. Accordingly, Softchoice believes that it had approximately a 1.1% market share in 2001, up from 0.9% in 2000, of the product segment it sells within the North American indirect software market.

Nature of the Market

In the early stages of the industry, businesses purchased PC software primarily from retail stores in the form of single user shrink wrapped product. The proliferation of software products into all aspects of business has led to changes in the frequency and manner by which customers acquire software. This includes a shift from shrink wrapped software products to customers acquiring the right to copy software by way of licensing agreements. Due to the increasing complexity of software procurement customers have come to rely on direct marketers to play an important role in the software purchasing decision. This is especially true in the corporate market, where direct marketers assist customers in selecting software and advise them on the most advantageous form of purchase including software volume licensing arrangements.

The manner in which software products are distributed and licensed is continually evolving. Historically, software publishers have sold their products to software distributors. Over time, the role of the direct marketers grew and distributors began to sell to direct marketers and retailers and focus instead on back office functions, such as warehousing and shipping logistics. With the rise of volume software licensing agreement requiring longer sales cycles, publishers now tend to sell contractual based licensing directly to the direct software marketer, by-passing the distributor.

Licensing agreements are frequently complex and tend to vary from one publisher to another. The purchase of a software license carries the right for the purchaser to access the software for a specified number of users or PCs. Variations in licensing agreements exist with regards to levels of customization, number of users, maintenance program options, and payment plans. Benefits of licensing to the end-user include ease of access, lower costs, improved ability to manage assets, and enhanced reporting capabilities.

Purchasers are generally restricted from copying the software or using it beyond the scope of their license. Violation of the terms of the license is referred to as software piracy. In May 2001, the Business Software Alliance ("BSA"), based in Washington, D.C., conducted a Global Piracy Study which estimated that about 24% of the software in the United States, and 38% of software in Canada was being used illegally. Many users of pirated software, of which a large percentage are SMBs, recognize the need to become compliant, particularly as they grow and penalties for illegal use increase.

Product is typically sold through the sales channel to facilitate and enhance the sales effort required to reach the end-user. The selling arrangements between publishers, direct marketers and distributors are not exclusive or geographically defined, except on a national level. The publisher, therefore, receives access to the combined sales forces of all the distributors and direct marketers in the marketplace. Publishers always retain the responsibility for warranty claims and fixing software bugs. The direct marketers and distributors do not assume any of these liabilities.

Business Strategy

Softchoice's business strategy is to be a high volume, cost-efficient direct marketer of software, including shrink wrapped products and volume licensing contracts, providing the widest choice of products, the most comprehensive pre-sales licensing consultation and fast and dependable levels of service for its customers. Softchoice believes that the following factors are of principal importance in implementing its business strategy:

The Sales Model: Softchoice uses highly trained outbound sales representatives to call on and visit IT, procurement and support managers. These sales representatives meet with customers face-to-face to help them determine their software licensing and other IT needs. Thereafter, Softchoice's call centre sales representatives are the customers' primary interface, fulfilling their product requirements, while allowing outbound sales representatives to call on prospective customers continuously. The call centre sales staff are supported by Softchoice's integrated systems, licensing specialists, technical sales specialists and the information (research) department, to ensure that the customers' needs are met quickly and efficiently. Softchoice believes that this sales model is unique, cost-efficient and results in superior customer service. See "— The Sales Model".

Emphasis on Customer Service: Softchoice is committed to providing outstanding customer service. Softchoice believes that it is essential to measure and manage customer service if Softchoice is to excel. Softchoice's call centre sales team nurtures the account, creating a strong, long-term relationship that encourages repeat buying. Softchoice's internal IT systems allow call centre staff access to product information and customer history quickly, ensuring that a high standard of personalized customer service which is highlighted by a guaranteed live voice when a customer calls between 8a.m. and 9p.m. EST. Softchoice has found that the customer care cycle involving both outbound sales representatives and call centre sales representatives generally leads to developing long term customers.

Proprietary Integrated Infrastructure: Softchoice has developed proprietary, real-time IT systems that are integrated across all corporate functions, enabling Softchoice to identify and respond quickly to changes, thereby increasing corporate productivity. These systems maintain individualized customer data as well as details of interactions between a customer and Softchoice, including interaction dates, the parties involved, issues discussed, quotes, orders and transactions, all of which help Softchoice provide excellent customer service and monitor buying patterns. The systems result in the customer relationship being established with Softchoice, instead of any one call centre sales representative, since customer enquiries can be answered by any call centre sales representative. This flexibility also reduces the chances of Softchoice losing customers when sales representatives leave the company. Softchoice's systems and service level standards have been built to meet the complex and demanding needs of large customer accounts, so that without additional cost or overhead this level of service can be delivered to SMB customers. Softchoice continues to invest funds in the on-going development of its IT systems. See "— Proprietary Integrated Infrastructure".

Use of E-Commerce: Softchoice generates unassisted sales through direct access to its web site, and through links found on various publishers' web sites. The Softchoice web site provides efficiencies and gives customers enhanced research capabilities by offering access to Softchoice's extensive software database, product specifications, product reviews and licensing information. In addition, a customer can access Softchoice SAM™, an on-line tool which allows customers to track their own sales, quotes, orders and payments, as well as purchase software at their specific negotiated volume pricing. See "— Use of E-Commerce".

Licensing Expertise: Prior to dealing with Softchoice, many SMB customers had not taken advantage of the savings available from software licensing arrangements. Softchoice provides its customers with information and advice on the wide range of software licences that are available, including the various volume licensing agreements currently offered by software publishers. Softchoice's licensing experts assist customers in selecting the most advantageous form of licensing available based on needs and cost constraints.

Breadth of Product Selection: Softchoice believes it has one of the most current and comprehensive selections of software titles available in North America. Softchoice offers more than 200,000 software titles, representing 25,000 software applications from approximately 4,000 publishers, providing its customers with the convenience of one-stop shopping for their software needs. Through Softchoice's website customers can access the extensive database of products, obtain product descriptions and information and purchase software products. Softchoice's information (research) department works continuously to ensure that Softchoice offers the most recently released software titles. See "— Products and Distribution".

Designations with Software Publishers: Softchoice has been granted several software reseller designations such as Large Account Reseller (LAR) and Enterprise Software Advisor (ESA) by Microsoft, Tier One Reseller by IBM, Corporate Reseller by Symantec Corporation, Premier Partner by Novell, Corporate Reseller by Adobe and Premier Partner by Computer Associates. These designations generally allow Softchoice access to a broader range of products, as well as marketing funds and publisher rebates. Softchoice also obtains sales leads and referrals from software publishers which contribute to building its customer base. Softchoice pursues a strategy of obtaining as many publisher designations as possible. See "— Strategic Relationships".

Competitive Pricing: As a result of its broad North American presence and its sales volume, Softchoice believes that it can maintain pricing which is competitive with that of other national direct marketers of software and that it can maintain an important pricing advantage over other competitors in local and regional markets.

Growth Strategy

Softchoice intends to pursue a number of growth strategies including:

Increase Sales in the U.S. SMB Market: Softchoice's growth strategy has been and will continue to be focused on the SMB market in the United States. Softchoice has aggressively expanded into the U.S. market by opening 28 branches since 1995. Softchoice believes an SMB strategy in the U.S. is particularly effective because:

- SMBs are generally underserved in the software purchasing process and can therefore benefit most from Softchoice's expertise;
- many SMBs are unaware of the complexities surrounding software licensing compliancy as well as the money saving licensing opportunities available to them and, as such, are in need of pre-sales advice on licence products;
- SMBs tend to lack the information technology ("IT") resources necessary to manage growth;
- Softchoice's systems and service level standards have been built to meet the complex and demanding needs of large customer accounts, so that without additional cost or overhead this level of service can be delivered to smaller organizations; and
- software publishers are beginning to target SMBs, in part, because they view selling to this market as an effective way to reduce software piracy.

Increase Sales from Existing Customers: Softchoice believes there is considerable opportunity for further sales growth within its existing customer base as they source more of their software requirements through Softchoice. Softchoice's goal is to be the exclusive supplier of software for its customers and to increase average revenue per buying account. Historically, Softchoice has experienced significant increases in revenue from each buying account (customers that are serviced by an outbound sales representative and have bought within the last 12 months) in the years following the opening of a branch. Softchoice believes that the revenue associated with its relatively mature Canadian customer accounts demonstrates the opportunity for revenue growth from its less mature U.S. accounts. This expectation is consistent with Softchoice's experience that, over time, customers purchase increasing amounts of software and an increasing share of their software requirements from Softchoice. Also consistent with past experience, Softchoice expects to increase revenue per sales representative in its existing branches, particularly those which have been opened within the past three fiscal years.

The following chart illustrates Softchoice's consolidated revenue growth per buying account and total number of buying accounts for the fiscal years 1996 to 2001. The decrease in revenue per buying account indicated between fiscal years 1999 and 2000 is recognized by Softchoice as a natural result of the dramatic increase in the number of new buying accounts during that time period. Softchoice's relative maturity in the Canadian market has demonstrated that new customer accounts generally buy less software compared to more mature customer accounts over time.

Consolidated revenue per buying account and total buying accounts for the fiscal years ended March 31 1996 to 2001



12,000
10,000
8,000
6,000
4,000
2,000
0
Buying Accounts
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
Revenue per Buying Account ($)
FY1996
FY1997
FY1998
FY1999
FY2000
FY2001
Buying Accounts
Revenue per Buying Account

Expand Customer Base: The number of buying accounts (customers that are serviced by an outbound sales representative and have bought within the last 12 months) with Softchoice has grown significantly from 1,724 in 1996 to 10,637 in 2001. Softchoice's current sales representatives are expected to visit more than 36,000 prospective customers per year.

Increase Participation of Publishers: Softchoice intends to continue to work closely with various software publishers to encourage new and increased product distribution through Softchoice. Additional opportunities exist in systems infrastructure software (server software), e-learning software and anti-piracy initiatives. Softchoice's infrastructure offers economies of scale that are believed to be attractive to software vendors because it provides a cost effective method to bring their products to market. Softchoice also believes that its extensive face-to-face contact with customers enhances valuable partnerships with software publishers seeking to reach new markets, especially the SMB market. This has resulted in several publishers including McAfee, Computer Associates, Symantec and Veritas, funding a full-time Softchoice employee who is a dedicated product expert available to assist and drive the sales process.

Operating Economics

The growth strategies pursued by Softchoice have led to increases in profitability following the initial investment in the U.S. expansion. Contributing factors of the increased profitability include:

- Sales Branch Maturity
  - Increased number of buying accounts
  - Increased revenue per buying account
- Increased average order size
- Increased average revenue per outbound sales representative

To enable the aggressive expansion into the United States, Softchoice has invested considerable resources to develop its infrastructure to support its planned growth. Since 1995 Softchoice has added 28 new branches and 147 new outbound sales representatives. This investment was demonstrated in the losses incurred by Softchoice in fiscal 1998 and 1999.

Historically, Softchoice's sales branches have grown dramatically with an average first year revenue of $1.6 million and growing to an average of $11.6 million by the fifth year of operation. These revenues are derived from new buying accounts and significant increases in revenue from each buying account in the years following the opening of a branch, as customers purchase increasing amounts of software and an increasing share of their software requirements from Softchoice.

As SMB customers grow, so too do their requirements for software. As part of the growth in a customers' annual purchases from Softchoice, Softchoice has also seen an increase in the average order size. This increase contributes significantly to operational efficiencies in purchasing, distribution, accounts payable, accounts receivable and in the call centre. Softchoice's experience in the United States has demonstrated similar patterns to the Canadian experience.

Consolidated Average Order Size For The Fiscal Years ended March 31 1997-2001
And The Nine Months Ended December 31, 2001


3,000
2,500
2,000
CDN$
1,500
1,000
500
-
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002 (P1-9)

As each outbound sales representative prospects for new customers, their customer base grows and the revenues attributed to the sales representative increases. Canadian sales representatives are currently twice as productive as their U.S. counterparts. In fiscal 2001 revenue per outbound sales representative was approximately $5.9 million in Canada, and approximately $2.8 million in the U.S., an increase over the previous year of 15.5% and 56.0% respectively. Softchoice believes that the less mature U.S. operations and newly hired and trained staff account for the lower averages in revenue per outbound sales employee compared to the more established Canadian operations. Softchoice expects that the overall improvement in productivity shown by the U.S. operations over the past five years will lead to an average revenue per outbound sales representative that more closely resemble Canadian averages over time.

Softchoice believes that its past investment in Internet B2B e-commerce technology will also contribute to increased operating efficiency as more and more customers shift their purchasing patterns to e-commerce using acquisition tools such as Softchoice SAM™.

Additional Background

The Sales Model: Softchoice believes that its sales model is unique among national direct marketers. Softchoice sells its products and services through a co-ordinated effort from its outbound sales representatives, call centre sales representatives and licensing experts.

Outbound sales representatives visit prospective customers and establish a relationship with the individual responsible for making software procurement decisions. When Softchoice hires new outbound sales representatives, it provides them with information on a broad range of licensing products as well as sales techniques. The process of selling to an SMB customer is quite different from the process of selling to a larger organization since the SMB customer often requires a great deal of information about actual products themselves and requires less of a "strategic sell". Sales cycles are generally short and the process is informal.

Softchoice's outbound sales representatives put customers in contact with the call centre sales department which handles all aspects of the day-to-day customer account servicing, including pre-sale technical questions, customer order placement, order status inquiries and searches for obscure products. This approach allows the outbound sales representatives to continually concentrate on soliciting new customers. The call centre sales representatives, who are located within Softchoice's three customer call centres, are supported by strong internal systems, technical sales specialists, licensing specialists and the information (research) department.

Use of E-Commerce: Softchoice has conducted electronic commerce transactions since 1994, prior to the emergence of the Internet, and manages a web site, to capitalize on the growing interest and opportunity created by e-commerce. The web site provides information concerning Softchoice, its products and services and software publishers represented by Softchoice. The web site also contains a unique, proprietary tool known as "Softchoice SAM™" which allows customers to search for software products in Softchoice's comprehensive database of approximately 200,000 software titles, 24 hours a day, 7 days a week. It also permits customers to examine and compare different products to make informed purchases, ensure that the appropriate licensing discount has been applied, purchase software products at their set corporate pricing levels, use credit or charge options, check their purchase history and generate certain standard reports. If a customer needs help with Softchoice SAM™, a feature known as "SAM Chat" allows the customer to have a real-time, on-line "chat" with a call centre sales representative between 8:00 a.m. and 9:00 p.m. (Eastern time).

When a customer researches a product using Softchoice SAM™, information on the product is instantly available to the customer through a link to the web site of the relevant publisher. Links to Softchoice's web site can also be found on various publishers' sites including Microsoft, Symantec and Veritas.

On-line orders are typically for small amounts and are well below the average order size for Softchoice. Fulfilling these smaller dollar value orders in this manner allows Softchoice to maintain low overhead costs and permits its call centres to focus on the larger purchase orders.

Softchoice has built links with many of its suppliers to automate the back-office aspects of Softchoice's business. In particular, the automation of transactions with distributors is highly evolved. Inventory is tracked, orders are placed and invoices are received using Softchoice's systems. XML (Extensible Markup Language) is a flexible way to create common information formats and share both the format and the data on the World Wide Web, intranets, and elsewhere with business partners. Working in conjunction with business partners, Softchoice is planning steady and ongoing implementations of XML. Softchoice believes there are significant opportunities within the business that will benefit from the productivity gains XML represents.

Softchoice believes it has historically been a leader in creating and capitalizing on emerging technologies to enhance customer and partner relationships. The productivity gains created by Softchoice's IT infrastructure are believed to contribute to its ability to sustain its unique level of customer service.

Proprietary Integrated Infrastructure: Softchoice believes the implementation of advanced technological systems provides a competitive advantage by increasing productivity of its sales force and delivering more efficient customer service. Softchoice uses proprietary, real-time IT systems to facilitate the delivery of software solutions to its customers. These IT systems were designed using industry standard technologies such as SCO Unix, ORACLE database technology and the Intel computer platform. Over time, these technologies have been scalable and continue to be scalable to keep pace with the growth of Softchoice. The applications which run on these platforms are integrated across all corporate systems, including the order-entry system, the financial reporting system, the product database, the customer relationship system and the customer quote system.

These systems maintain individualized customer data as well as details of interactions between a customer and Softchoice, including interaction dates, the parties involved, issues discussed, quotes, orders and transactions, all of which help Softchoice provide excellent customer service and monitor buying patterns. The systems result in the customer relationship being established with Softchoice, instead of any one call centre representative, since customer enquiries can usually be answered by any call centre representative. This flexibility also reduces the chances of Softchoice losing customers when sales representatives leave the company.

In order to help ensure operational system sustainability Softchoice has implemented protective measures including an uninterruptible power supply (UPS) system, back-up generator, fire protection and notification system, and two data centres (one of which is located off-site). Additionally, a full operational system back-up is conducted and recorded on tape each evening and stored off-site at a secure facility.

Softchoice continues to invest substantial funds in ongoing technology development and maintains an IT department of close to 27 employees or approximately 7% of the company. Softchoice is currently developing system improvements aimed at expanding its capabilities with a view to enhancing productivity, providing multi-lingual and multi-currency capabilities and facilitating the expansion of Softchoice's offerings.

Products and Distribution: The software sold by Softchoice includes application solutions software, application and deployment tools, and systems infrastructure software.

Softchoice carries minimal inventory since it generally relies on distributors or publishers to ship product directly to the customer, or it sells software licences which do not require physical movement of product. As a result, Softchoice is able to greatly reduce inventory costs such as warehousing, inventory management and obsolescence. Softchoice's systems have on-line access to the inventory listings of its major distributors so that product availability can be immediately determined and shipments can be arranged. In the nine months ended December 31, 2001, 88% of Softchoice's sales were of licensed product. The remaining 12% of sales consisted of packaged products, of which 10% were shipped directly from the publisher or distributor and only 2% were shipped from Softchoice's warehouse.

Historically, Softchoice has upon request sold accessories such as keyboards, and Personal Digital Assistants (PDAs) to its customers. While Softchoice does not derive significant revenue in this area, this service is expected to be maintained and may be expanded on a selective basis.

Suppliers: Softchoice maintains reseller designations with several major publishers, including Microsoft Corporation (Large Account Reseller and Enterprise Software Advisor), IBM Corporation (Tier One Reseller), Symantec Corporation (Corporate Reseller), Novell (Premier Partner), Adobe Systems Incorporated (Corporate Reseller) and Computer Associates (Premier Partner). These designations provide Softchoice with pricing advantages and a broader product range. Softchoice is also eligible to receive rebates from several publishers. These rebates are determined based on the volume of a publisher's product that is sold in a given time period, as compared to sales targets or quotas for that publisher. The rebate programs change depending on a publisher's marketing objectives. Softchoice manages its sales to maximize publisher rebates but the rebates do not generally determine corporate pricing.

Strategic Relationships

Microsoft Corporation: Softchoice maintains a significant relationship with Microsoft Corporation ("Microsoft"), the world's largest software publisher. Softchoice first began selling Microsoft products in 1990 and in 1994 was assigned by Microsoft the designation of Large Account Reseller ("LAR") in Canada. By 1998, Softchoice had become the largest direct marketer of Microsoft products in Canada. Softchoice's emphasis on the SMB market aligns with the Microsoft direction to pursue growth in this market. Softchoice grew from ranking last among the 23 LARs in Microsoft's outbound sales group (comprising of corporate software resellers), when Softchoice's U.S. expansion began in fiscal 1998, to become, by December 30, 2001, the ninth in total U.S. revenue, third in total sales to businesses with 250-499 PCs, second in total sales to business with 50-249 PCs, and second in the U.S. sales of Microsoft's Open License program, Microsoft's primary licence offering to SMBs.

Microsoft provides Softchoice with competitive pricing, rebates, marketing development funding and lead generation programs. Generally, Softchoice finds that the relationship between a branch manager and the local Microsoft sales manager is important to the early success of the branch.

IBM Corporation: Softchoice has been IBM Canada's top software direct marketer since 1998. Softchoice has the status of a Tier 1 Corporate Reseller which entitles it to sales support, rebates, marketing development funds and access to special, exclusive marketing programs and campaigns. As a result of its relationship with IBM Corporatoin, Softchoice has enjoyed the benefits of a substantial number of sales referrals.

Symantec Corporation: Symantec is a world leader in internet security technology. Softchoice has maintained Symantec's status of Corporate Reseller since 1995 and is now considered an "Enterprise Sales Partner" by Symantec Worldwide. Softchoice is Symantec Canada's number one Corporate Reseller, and is also ranked within Symantec's top 10 corporate reseller partners in the U.S. Symantec provides Softchoice with competitive pricing, rebates and marketing development funding. A current lead generation program in the SMB market has qualified Symantec sales calls for less than 100 PCs directed specifically to Softchoice. Symantec also funds a full time Softchoice employee who is a dedicated product expert available to assist and drive the sales process.

Competition

Softchoice competes on the basis of service levels, product availability and price. Softchoice faces competition from a variety of sources, including: (i) software catalogue direct marketers such as Insight Enterprises, CDW Computer Centers and ASAP Corporate Express; (ii) local Service Providers; (iii) software direct marketers who operate nationally or globally and who focus on large customers, such as Software Spectrum and Corporate Software and Technology; and (iv) hardware and software direct marketers such as Dell, GE Technology Services, Software House International, PC Connection and Compucom. Competition in the SMB market is primarily comprised of catalogue resellers and local service providers.

Softchoice believes it has a competitive advantage over the national direct marketers because its cost efficient infrastructure allows it to maintain local branches, enabling it to meet, consult and develop relationships with customers face-to-face. Softchoice also believes it has a competitive advantage over local service providers because its North American presence gives it access to better pricing from distributors and the authorizations necessary to sell volume licences from publishers.

Employees

As of March 1, 2002, Softchoice had 403 full time employees, 242 of which were employed in Canada and 161 in the U.S. These employees included 140 outbound sales representatives, 51 call centre sales representatives, 12 licensing experts and 41 employees in management positions.

None of Softchoice's employees are covered by a collective bargaining agreement and Softchoice has never experienced a work slow-down or stoppage due to a labour dispute. Softchoice maintains a casual environment for its employees in the belief that relaxed and motivated staff provide better customer service.

Intellectual Property

Softchoice relies on a combination of copyright, trade secret and trademark laws, confidentiality procedures and contractual provisions to protect its proprietary information and technology. Softchoice holds a registered trademark on the Softchoice name in Canada and the U.S., and has obtained a copyright registration in Canada and the U.S. on its Softchoice SAM™ software. Softchoice does not currently hold any patents. Softchoice will assess appropriate occasions for seeking additional intellectual property protections for the aspects of its technology which it believes constitute innovations that provide Softchoice with competitive advantages. Such applications may or may not result in the registration of copyrights or trademarks.

Facilities

Softchoice operates 33 branches in 33 locations across North America, all of which are leased. Softchoice maintains a 50,000 square foot head office in Toronto and a 7,500 square foot U.S. head office in Norwalk, Connecticut. Softchoice's Toronto branch is located at the Canadian head office and the Norwalk branch is located at the U.S. head office. The following table lists the cities in which Softchoice has opened branches, the fiscal year of the branch opening, the number of outbound sales representatives working out of each office as at March 1, 2002 and identifies which branches serve as customer call centres:

FY 1989-97	FY 1998	FY 1999	FY 2000	FY 2001
Toronto* 10	Montreal* 3	Minneapolis 4	Cleveland 3	St. Louis 3
Ottawa 4	Atlanta 4	Norfolk/	Detroit 3	
Vancouver 5	Boston 4	Virginia Beach 2	Seattle* 6	
Calgary 4	Los Angeles 4	Phoenix 3	Tampa 2	
New York 6	Charlotte 1	Portland 3	San Diego 4	
Chicago 14	Dallas 6	Sacramento 3		
	Denver 3	Salt Lake City 2		**Nine Months ended**
	Norwalk CT 3	Washington		**December 31, 2001**
	Houston 4	D.C. 4		Miami 2
	Indianapolis 5			
	Newport Beach 2			
	Philadelphia 4			
	San Francisco 10			

* *Call centres located at these branches*

Consolidated Capitalization

The following table sets forth (i) the unaudited consolidated capitalization of Softchoice Oldco as at December 31, 2001, and (ii) the unaudited pro forma combined capitalization of Softchoice as at December 31, 2001, after giving effect to the Amalgamation.

This table should be read in conjunction with (i) the audited consolidated financial statements of Softchoice Oldco for the nine months ended December 31, 2001, the pro forma combined financial statements of Softchoice and the respective notes thereto included elsewhere in this Circular, (ii) the historical consolidated financial statements of UEC and the notes thereto included elsewhere in this Circular, and (iii) "Information Concerning Softchoice – Management's Discussion and Analysis of Financial Condition and Results of Operations".

		Softchoice Oldco	Pro forma Combined Softchoice
	Authorized	Outstanding as at December 31, 2001	Outstanding as at December 31, 2001 after giving effect to the Transaction
		(in thousands of dollars)	
Bank Indebtedness[(1)]		21,496	21,496
Softchoice Capital Stock	Unlimited	–	10,625
Softchoice Oldco Capital Stock[(2)]			
Common	Unlimited	9,820	–
Class A Special[(3)]	Unlimited	413	–
Cumulative Translation Adjustment		(1,374)	(1,374)
Retained Earnings		3,690	3,181
Total Shareholders' Equity		12,549	12,432
Total Capitalization		34,045	33,928

Notes:
(1) See note 9 to the consolidated financial statements of Softchoice Oldco attached as Schedule G to this Circular.
(2) See note 10 to the consolidated financial statements of Softchoice Oldco attached as Schedule G to this Circular
(3) As part of the Transaction the Class A Special Shares will be redeemed for cash consideration of $922,000.
(4) Options to acquire 3,559,000 Class B common shares of Softchoice Oldco are reserved for issuance under the Softchoice Oldco stock option plan, of which 1,017,900 were outstanding as at December 31, 2001. These options will be converted at the exchange ratio of 0.421 into options to acquire Softchoice common shares.

Selected Pro Forma Combined Financial Information for Softchoice

The following table presents selected unaudited pro forma combined financial information for Softchoice in respect of the periods indicated, after giving effect to the sale of the UEC Assets and the Amalgamation. This table should be read in conjunction with the unaudited pro forma combined financial statements of Softchoice, the notes thereto, the compilation report of PricewaterhouseCoopers LLP with respect thereto set forth in Schedule H to this Circular, and "Information Concerning Softchoice – Management's Discussion and Analysis of Financial Condition and Results of Operation". This table contains financial information derived from financial statements that have been prepared in accordance with Canadian GAAP. The pro forma financial information is provided for informational purposes only and does not purport to be indicative of results of operations of Softchoice following completion of the Transaction as of any future date or for any future period.

	Nine month period ended December 31, 2001
	(in thousands of dollars, except per share amounts)
Pro Forma Combined Statement of Operations Information	
Revenue	401,399
Gross profit	49,113
Expenses	42,694
Operating income	6,419
Earnings before income taxes	5,251
Net income	5,067
Net income per share	
Basic and diluted	0.31
Pro Forma Balance Sheet Information	
Working capital deficiency, including bank indebtedness	5,718
Total assets	129,234
Bank indebtedness	21,496
Shareholders' equity	12,432

Subsequent to the end of its March 31, 2001 fiscal year, Softchoice Oldco changed its fiscal year end to December 31. The first fiscal year end of Softchoice will be December 31, 2002.

Selected Consolidated Financial Information for Softchoice Oldco

The following table presents selected consolidated financial information for Softchoice Oldco for the periods indicated, as well as certain other information for Softchoice Oldco. This information is presented here for ease of comparison with the pro forma consolidated financial information for Softchoice set out above and to assist in understanding management's discussion and analysis of financial conditions and results of operations of Softchoice. This table should be read in conjunction with the audited consolidated financial statements of Softchoice Oldco for the nine month period ended December 31, 2001 and for the years ended March 31, 2001 and 2000 and the respective notes thereto set forth in Schedule G to this Circular, and "Information Concerning Softchoice – Management's Discussion and Analysis of Financial Condition and Results of Operations". This table contains financial information derived from financial statements that have been prepared in accordance with Canadian GAAP.

	Nine month period ended December 31	Year ended March 31	
	2001	**2001**	**2000**
	(dollar amounts in thousands of dollars, except per share amounts)		
Statement of Operations Data			
Revenue			
Canada	137,364	142,941	116,419
United States	264,035	255,617	145,775
Total revenue	401,399	398,558	262,194
Gross profit	49,113	44,886	31,599
Gross profit as a percentage of revenue	12.2%	11.3%	12.1%
Expenses			
Salaries and benefits	24,578	25,223	18,831
Selling, general and administrative	11,822	12,984	7,409
Amortization	2,586	2,205	1,249
Amortization of goodwill	-	142	-
Software under development	3,633	-	-
Total expenses	42,619	40,554	27,489
Operating income	6,494	4,332	4,110
Operating income as a percentage of revenue	1.6%	1.1%	1.6%
Earnings before income taxes	5,326	2,053	2,511
Net earnings	5,142	2,098	864
Net earnings per share Basic and diluted	0.14	0.06	0.02

	As at December 31, 2001	As at March 31 2001	As at March 31 2000
	(dollar amounts in thousands of dollars, except non-financial data)		
Balance Sheet Information			
Working capital deficiency, including bank indebtedness	5,439	13,606	7,744
Total assets	128,524	116,503	65,308
Bank indebtedness	21,496	32,562	20,692
Shareholders' equity	12,549	2,457	(1,289)
Non-Financial Data			
Number of buying accounts(1)	9,996	10,637	8,615
Revenue per buying account	40,156	37,469	30,435
Average number of employees	433	391	299
Revenue per employee	927,018	1,019,330	876,903
Remuneration per employee	56,762	64,509	62,980

Quarterly Information

The following table sets out selected unaudited consolidated financial information for Softchoice Oldco for the eight quarterly periods ended December 31, 2001.

	For the three month period ended							
	March 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
	(thousands of dollars, except per share data)							
Total revenue	71,308	80,253	69,264	133,432	115,609	123,934	149,033	128,432
Net income	(317)	664	(2,098)	2,510	1,022	1,465	713	2,964
Net income per share (Basic and Diluted)	(0.01)	0.02	(0.06)	0.07	0.03	0.04	0.02	0.08

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with, and is qualified in its entirety by, the audited consolidated financial statements of Softchoice Oldco and notes relating thereto attached as Schedule G to this Circular. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period. The following is given in respect of Softchoice Oldco and will be applicable to Softchoice upon the completion of the Amalgamation as Softchoice is continuing the business of Softchoice Oldco. **The information set out under this heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" makes reference to Softchoice which is the same as Softchoice Oldco for purposes of this discussion.**

All dollar amounts in this Circular are in Canadian dollars, except as otherwise indicated.

Fiscal Year end

Prior to the year ended March 31, 2000, Softchoice followed the practice of using a floating year end being the Sunday closest to March 31. Effective March 31, 2000, Softchoice fixed its year end date on March 31, but retained floating quarter end dates. Effective March 31, 2001, Softchoice began the practice of fixing its quarter ends as well.

Effective December 31, 2001, Softchoice has changed its fiscal year end to December 31 to facilitate comparisons with other public companies in its industry. For the purpose of analyzing the results for the nine month period ended December 31, 2001, the discussion below under the heading "Nine Month Period Ended December 31, 2001 Compared to Period Ended December 31, 2000" compares such results to the unaudited results for the nine month period ended December 31, 2000. Management of Softchoice Oldco believes that such a comparison is more meaningful than a comparison of the results for the nine month period ended December 31, 2001 to the audited results for the year ended March 31, 2001.

Overview

Revenue

Softchoice generates revenue from licensing the rights to software products to end users. Revenue is recognized when the products are shipped to customers or when customers acquire the right to use or copy the software under licence. Softchoice estimates the level of anticipated returns based on historical experience and makes appropriate reserves at the time the revenue is recognized.

Cost of Sales

Cost of sales reflects the costs of the product that Softchoice sells to its customers. These costs are offset by rebates from software publishers which are received quarterly and which vary with the levels of product sold by Softchoice on behalf of the software publishers. Rebates are recorded as earned based on the contractual arrangements with suppliers.

Expenses

Expenses consist of salaries and benefits and selling, general and administrative expenses as well as amortization charges. Selling, general and administrative expenses are stated net of marketing funds received from software publishers. Amortization relates principally to property, plant and equipment and is provided on a straight line basis over their estimated useful lives.

Nine Month Period Ended December 31, 2001 Compared to Period Ended December 31, 2000

Revenue

Revenue recorded in the nine-month period ended December 31, 2001 was $401.4 million, an increase of $118.5 million, or 41.9% over the prior period ended December 31, 2000. Revenue generated in the U.S. was $264.0 million, an increase of $83.6 million, or 46.3% over the prior year. Canadian revenue for the nine months was $137.4 million, an increase of $35.4 million, or 34.7% over the similar period in the prior year. The strong revenue growth in the U.S. reflected the increased revenue per outbound sales representative hired in the prior year and increased revenue per buying account from existing accounts. Strong revenue growth in Canada related primarily to larger customers who purchased large quantities of software in the second quarter. Total buying accounts increased from 8,964 in the 9 month period ended December 31, 2000 to 9996 in the period ended December 31, 2001. Average revenue per buying account for the 9 month period was approximately $45,200 in Canada and approximately $38,000 in the U.S. The average revenue per buying account has climbed significantly in the U.S. as these accounts have matured.

Revenue in the second quarter of the period was unusually high in both countries as the market reacted to licensing changes by Microsoft Corporation. Effective October 1, 2001, Microsoft increased software prices generally and eliminated the availability of upgrade licenses. The increase in revenues in this period was therefore influenced by these changes in the marketplace. Third quarter revenues were similarly reduced somewhat as a result of this advance buying. Overall growth over the total nine month period was consistent with prior years.

Gross Profit

Gross profit increased by $18.1 million or 58.5% over the prior period. Gross profit as a percent of revenue rose to 12.2% from 11.0% in the prior period. The increase in the Gross profit percentage is due to the increased rebates received from publishers. Publisher rebates were $15.3 million or 3.8% of revenue for the nine months ended December 31, 2001, compared to $7.4 million or 2.6% of revenue for the same period in the prior year. The growth in rebates recorded in this period reflected the strong sales of Microsoft products throughout the period and the additional incentives that Microsoft offered to accelerate the sales of the new XP products. Sales of Microsoft products represented 70.7 % of total sales for the period, compared to 64.8 % for the same period in the prior year.

Gross profit levels before rebates were 8.4% compared to 8.3% in the prior year. These gross profit percentages are largely affected by the sales mix between Canada and U.S. sales and by the size of individual software orders. Gross profit rates are higher in Canada than in the U.S., primarily due to the more established customer base.

Expenses

Expenses for the period increased by approximately $14.3 million over the same period in the prior year, and increased as a percentage of revenue from 10.1 % to 10.6%. This increase in operating costs is due primarily to the non-recurring costs of software under development of $3.6 million.

Salaries and Benefits

Salaries and benefits expenses were $24.6 million for the period, an increase of approximately $6.8 million, or 38.3 % over the comparable period in the prior year. Compensation cost increases are due primarily to increases in sales and sales management compensation. During this period, Softchoice also recognized approximately $0.7 million for the former President and Chief Executive Officer upon his resignation as an officer of the Company.

Selling, General and Administrative

Selling, general and administrative costs were $11.8 million for the period, representing an increase of $1.7 million, or 16.8% over the same period in the prior year. The bulk of this increase is due to the realization of approximately $2.5 million in bad debt expenses, primarily in the U.S.. This represents a 100% increase in bad debts as a percent of revenue over the prior period and is primarily attributable to the general deterioration of the U.S. economy. During the year, management initiated several specific initiatives to combat this trend.

Amortization

Amortization expenses were $2.6 million for the period, compared to $1.5 million for the comparable period of the prior year. Softchoice incurred capital expenditures of $2.0 million in the period, primarily for computer equipment and telephone switching equipment. The large year over year increase in amortization expense was reflective of the capital expenditures in the prior year, which were incurred to support Softchoice's growth and the expansion of Softchoice's head office in Toronto.

Software Under Development

In fiscal 2000, Softchoice commenced the development of a software system for internal purposes that would enhance and replace the existing proprietary integrated infrastructure, referred to as SamCat. This development effort was done in conjunction with external developers and consultants. Funds expended on the software under development were capitalized in accordance with Canadian generally accepted accounting principles. During the period ended December 31, 2001, Softchoice determined that those portions of the development that related specifically to the work of the systems designed by the external partners were not appropriate to meet Softchoice's internal operating needs and accordingly, the development costs of $2.6 million were written off in the period. Softchoice continued to incur additional costs associated with these systems which were expensed in the period. Softchoice still intends to significantly enhance its internal IT systems and the remaining assets will continue to be used.

Operating Income

Softchoice generated operating income of $6.5 million in the nine month period, compared to $3.4 million in the prior year. Operating income from Canadian operations was $1.7 million compared to $1.9 in the comparable period in the prior year. Operating income from its U.S. operations was $4.8 million for the period compared to $0.7 million in the comparable period in the prior year. The increase in performance in the U.S. reflects the increasing maturity of the U.S. branches, increased average revenue per outbound sales representative and the significant rise in revenue per buying account. The decrease in the Canadian results for the period reflect the impact of the software development costs of $3.6 million.

Earnings

Earnings before income taxes were $5.3 million for the period after accounting for $1 million in interest expenses and $119,000 in other expenses, net of interest income. Earnings before income taxes for the comparable period in the prior year were $1.8 million. Net income after taxes was $5.1 million for the period compared to earnings of $1.7 million for the same period in the prior year. Income taxes are paid by Softchoice in Canada as a result of the profitability of the Canadian operation but income in the United States is sheltered by tax loss carryforwards. The benefit of the loss carryforwards has been fully realized in the current period and management expects that future income statements will reflect income tax rates that are consistent with other profitable entities in both Canada and the United States.

Fiscal Year Ended March 31, 2001 Compared to Fiscal Year Ended March 31, 2000

Revenue

Revenue recorded for the year ended March 31, 2001 totalled $398.6 million, an increase of $136.4 million or 52.0% over revenue of $262.2 million recorded in fiscal 2000. Revenue generated in the United States represented $255.6 million or 64.1% of total revenue in fiscal 2001 compared to $145.8 million or 55.6% of total revenue in fiscal 2000. During fiscal 2001, Softchoice's operations in Canada generated revenue of $142.9 million, representing an increase of 22.8% over same branch revenue in fiscal 2000.

This revenue growth was a result of a 23.5% increase in customers who bought software in the year (buying accounts) and a 22.7% increase in the average revenue from each customer. Typically, if there is a large increase in the number of customers, Softchoice will experience a decline in the average revenue from customers since the newer customers purchase less; the revenue growth this year was fuelled by the growth in both underlying conditions. Buying accounts in Canada grew by 24.8% from 2,665 at the end of fiscal 2000 to 3,327 at the end of fiscal 2001 and grew by 22.9% in the U.S. from 5,950 to 7,310 over the same period. Average revenue per buying account for fiscal 2001 was approximately $43,000 for Canadian customers, almost unchanged from the prior year, and approximately $35,000 for U.S. customers, an increase of about 42.0%. Revenue per employee also grew by 14.4% during the year.

Gross Profit

Gross profit increased by $13.3 million to $44.9 million in fiscal 2001, representing 11.3% of total revenue compared to 12.1% in the previous year. Rebates received from software publishers totalled $10.4 million in fiscal 2001 compared to $6.7 million in fiscal 2000. The increase in rebates over this period was primarily due to increased sales of Microsoft products in the U.S. Gross profit as a percent of revenue, before rebates, decreased from 9.5% to 8.7%. This decrease is partly due to the increased proportion of U.S. sales in the total, since U.S. sales generally have lower margins than sales to Canadian customers. In addition, Canadian margin percentages slipped by 0.8% and in the U.S. by 0.5%. This slippage was experienced across all customer bases and was not related exclusively to larger sales.

Expenses

Overall, expenses of Softchoice increased by $13.1 million or 47.5% to $40.6 million in fiscal 2001 from $27.5 million in fiscal 2000. Increased sales productivity resulted in expenses as a percentage of total revenue declining from 10.5% in fiscal 2000 to 10.2% in fiscal 2001.

Salaries and Benefits

Salaries and benefits expenses were $25.2 million or 62.2% of total expenses in fiscal 2001 compared to $18.8 million or 68.4% of total expenses in fiscal 2000. As a percentage of total revenue, salaries and benefits expenses declined from 7.2% in fiscal 2000 to 6.3% in fiscal 2001. The 33.9% increase in salaries and benefits expenses reflected the growth in average headcount during the year, from 299 in fiscal 2000, to 391 for fiscal 2001.

Selling, General and Administrative

Selling, general and administrative expenses totalled $13.0 million in fiscal 2001 compared to $7.4 million recorded in the previous fiscal year, but as a percentage of sales represented 3.3% of total revenue compared to 2.8% of total revenue in fiscal 2000. The increase in these expenses as a percentage of revenue was primarily due to larger bad debt expenses, as a percent of revenue.

Amortization

Amortization expense was $2.2 million in fiscal 2001 compared to $1.2 million in fiscal 2000. The increase was due to capital asset expenditures, which amounted to $8.5 million in fiscal 2001 compared to $4.2 million in the previous year. Capital expenditures in fiscal 2001 included $2.9 million for software under development, $2.4 million on computer equipment and $2.0 million on leasehold improvements. Except for software under development, and leasehold improvements, the capital expenditures were incurred primarily as a result of the growth in personnel during the year. Leasehold improvements of about $1.8 million were spent renovating Softchoice's head office during the year.

Goodwill

In fiscal 2001, three U.S. shareholders sold their shares in Softchoice U.S. to Softchoice in exchange for shares in Softchoice. Under Canadian generally accepted accounting principles, this was accounted for as a step purchase transaction since it increased the parent's investment in Softchoice U.S. by 3%. The excess of the fair market value of the Canadian shares given to the shareholders over the book value of Softchoice U.S. gave rise to the goodwill on the balance sheet. Softchoice amortized this balance over a ten year period. Subsequent to the end of the year, there was a change to the Canadian accounting principles resulting in the non-amortization of goodwill. Accordingly, the financial statements indicate the amortization of goodwill for the year ended March 31, 2001 only.

Operating Income

Softchoice generated operating income of $4.3 million in fiscal 2001 compared to operating income of $4.1 million in fiscal 2000. Operating income for the Canadian operations decreased from $5.4 million or 4.6% of revenue to $2.3 million or 1.6% of revenue and reflected the increases in head office staff, and some costs associated with the telecom infrastructure. Softchoice's U.S. operations achieved operating profitability for the first time since the U.S. expansion started with operating income of $2.3 million instead of the loss of $1.3 million in the prior year. The improvement in the U.S. operating results reflects the increased number of customers, increased revenue per customer and the improvement in sales productivity.

Earnings

Earnings before income taxes were $2.1 million in fiscal 2001, after deducting interest and other expenses of $2.3 million. This compared to income before income taxes of $2.5 million in the previous fiscal year after deducting interest and other expenses of $1.6 million. The increase in interest expense was due to the increase in Softchoice's bank indebtedness, which was required to fund the expansion in the U.S. Net earnings for the year were $2.1 million compared to earnings of $0.9 million in fiscal 2000.

Liquidity and Capital Resources

Since its inception, Softchoice has financed its operations through cash flow from operations, equity capital and bank lines of credit. As at January 31, 2002, Softchoice had cash and cash equivalents on hand of $21.2 million and bank indebtedness of $16.1 million. Net cash provided by (used in) operating activities for fiscal years 2000 and 2001 and the nine months ended December 31, 2001 amounted to $(6.9) million, $0 and $15.5 million, respectively.

Softchoice has chosen to finance its activities through the line of credit that it maintains with its bank, which allows it to borrow up to 80% of eligible consolidated accounts receivable, rather than through long term debt or additional equity. Since the debt has been available to the company on reasonable terms, Softchoice has been able to choose this method of financing over more expensive debt instruments or share issuances that would be dilutive to shareholders. If the bank debt were replaced with long term debt or equity, the working capital position would be positive. Softchoice is able to obtain the bank debt on what it considers favourable terms due to the nature and strength of its accounts receivable. On a prospective basis, Softchoice may consider equity issues, depending on the strength of the capital markets; however, while any equity issuances could be used in the short term to pay down bank debt, in the medium term the funds would be more likely to be used to finance additional growth opportunities.

Softchoice's cash and line of credit balances fluctuate dramatically. During the quarter ended December 31, 2001, Softchoice had additional balances available to it that ranged between U.S.$3.3 million to US$19.0 million.

In order to finance its growth, Softchoice raised $1.8 million of equity capital in fiscal 1998. During fiscal 1999, Softchoice drew down $9.5 million under an operating line of credit. On April 22, 1999, the operating line of credit was replaced with a US$20.0 million revolving credit facility (the "Credit Facility") and a US$4.0 million foreign exchange contract facility from a U.S. bank. During the second quarter of fiscal 2001, Softchoice increased its Credit Facility from US$20 million to US$30 million. The interest charged on the Credit Facility fluctuates with the bank's prime rate plus or minus 0.5%. A general security agreement, an assignment of book debts and an assignment of life insurance of one of Softchoice's shareholders have been pledged as security for these facilities, the terms of which expire on March 31, 2002.

The Credit Facility has been in place for the past three years as revolving term debt. Softchoice management expects this debt to be renegotiated and replaced under similar terms in the normal course as it becomes due. Softchoice is not currently, and does not expect to be, in default of any bank covenants, and has no reason to believe that the Credit Facility will not be replaced in the normal course.

Softchoice earns revenue and incurs expenses in U.S. dollars in Softchoice U.S. and in Canadian dollars in the parent company. Prior to the second quarter of fiscal 2000, Softchoice recorded all of its purchases of Microsoft product in Canada in U.S. dollars. Softchoice used forward exchange contracts to hedge this exposure. Since July 1, 1999, Microsoft has been billing Softchoice and its other Canadian customers in Canadian dollars. The expansion costs in the U.S. have been financed by U.S. dollar denominated debt, thereby reducing Softchoice's exposure to foreign exchange losses on this debt. These exchange rate fluctuations have not had a material effect on Softchoice's operations.

Softchoice anticipates that the net cash and accounts receivable from UEC, together with the available cash and bank credit facilities, will be sufficient to meet the currently planned operating, capital and investing activities for at least the next 12 months. There can be no assurance that these funds will be sufficient to satisfy Softchoice's ongoing requirements. In addition, the continuing availability of funds under Softchoice's credit facilities is subject to terms and conditions of Softchoice's credit agreements. To the extent that opportunities arise to acquire or invest in complementary businesses, Softchoice may fund such acquisitions or investments through additional equity or debt financing, if available on acceptable terms. The sale of additional equity or debt securities could result in dilution to Softchoice's shareholders. See "Risk Factors".

Description of Softchoice Share Capital

The authorized share capital of Softchoice will consist of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

Each Softchoice Share will carry one vote at all meetings of shareholders, will participate rateably in any dividend declared by the directors and will carry the right to receive a proportionate share of the assets of Softchoice available for distribution to holders of Softchoice Shares in the event of a liquidation, dissolution or winding-up of Softchoice. The holders of Softchoice Shares will have no pre-emptive or conversion rights.

The preferred shares may be issued from time to time in one or more series, the number of shares, designation, rights, privileges, restrictions and conditions of which will be determined by resolution of the board of directors of Softchoice. The preferred shares will be entitled to priority over Softchoice Shares with respect to payment of dividends and distributions in the event of the dissolution, liquidation or winding-up of Softchoice. Except as required by law or the provision of any series, the holders of preferred shares will not be entitled to receive notice of, attend or vote at any meeting of the shareholders of Softchoice.

Fully Diluted Share Capital

The following table sets out the fully diluted share capital of Softchoice, immediately after giving effect to the completion of the Transaction.

	Number of Shares (1)	Percentage of Total (1)
Softchoice Shares to be issued to holders of Softchoice Oldco Shares	16,594,761	93.6%
Softchoice Shares to be issued to holders of UEC Shares	511,536	2.9%
Softchoice Shares issuable upon the exercise of options granted upon the conversion of:		
Options to acquire UEC Shares	42,000	0.2%
Options to acquire Softchoice Oldco Shares	575,865	3.2%
	17,724,162	100%

Notes:

(1) Assuming no dissent rights are exercised and all shares to be issued prior to the completion of the Amalgamation have been issued.

(2) Assumes the issuance, prior to the Effective Date, of 190,000 Softchoice Oldco Shares (approximately 80,000 Softchoice Shares) to employees of Softchoice Oldco at a price per share equal to the fair market value thereof.

Use of Available Funds

The following table is based on financial information of Softchoice Oldco and UEC as at December 31, 2001 and the unaudited consolidated financial statements of UEC for the nine month period ended December 31, 2001 set forth in Schedule F to this Circular.

	Softchoice Oldco	UEC	Adjustments	Softchoice as adjusted
		(in thousands of dollars)		
Current assets				
Cash	10,795	10	(922)(1)	9,883
Accounts receivable	98,185	9	1,451(2)	99,645
Inventories	173	-	-	173
Prepaids and other	82	134	(134)(3)	82
Future income taxes	1,301	-	-	1,301
	110,536	153	395	111,084
Current liabilities				
Bank indebtedness	21,496	-	-	21,496
Accounts payable and accrued liabilities	93,841	352	475(4)	94,668
Income taxes payable	638	-	-	638
	115,975	352	475	116,802
Working capital (deficiency)	(5,439)	(199)	(80)	(5,718)

Notes:

(1) To adjust cash to reflect the cash consideration paid to repurchase and cancel the 41,289 Class A special shares (see pro forma adjustment 3(i)).
(2) To adjust accounts receivable to their fair market value of $1,460,000 (see pro forma adjustments 3(a) and (c)).
(3) To adjust prepaids and other and accrued liabilities to reflect expenses incurred in connection with the Transaction.
(4) To adjust accounts payable and accrued liabilities to reflect an additional $475 of transaction costs directly related to the transactions.

Between December 31, 2001 and the Effective Date, Softchoice Oldco expects that the working capital deficiency of Softchoice Oldco will remain approximately the same.

Softchoice Oldco has a US$30 million revolving credit facility and a US$4 million foreign exchange contract facility with a U.S. bank. At December 31, 2001, US$13.6 million had been drawn down under the credit facility with an additional US$16.4 million available to be drawn at that date. Softchoice Oldco expects that the amount of the undrawn portion of the credit facility will be sufficient to cover any potential increase in the working capital deficiency of Softchoice for the foreseeable future.

The Available Funds will be used for working capital to fund the ongoing operations of Softchoice.

Management of Softchoice

The Amalgamation Agreement provides that the number of directors shall consist of a minimum of 3 directors and a maximum of 15 directors. Immediately following the Amalgamation, the number of directors of Softchoice will be fixed at six.

Directors and Officers

The following sets out details respecting the proposed directors and officers of Softchoice after giving effect to the Transaction. Each of the proposed officers currently holds the corresponding position with Softchoice Oldco. Messrs. Temerty and Potter are currently directors of UEC.

Name and Municipality of Residence	Offices Held	Number of UEC Shares Beneficially Owned	Number of Softchoice Oldco Shares Beneficially Owned	Softchoice Shares Beneficially Owned upon Completion of Transaction	
				(Number)	(Percentage)
James C. Temerty[(1)] Toronto, Ontario	Chairman, Director	2,673,100	16,579,151	7,247,133	42.36
David Holgate Toronto, Ontario	President and Chief Executive Officer; Director	-	8,933,436	3,760,977	21.99
Jone Panavas Toronto, Ontario	Vice President, People	-	3,997,008	1,682,740	9.84
David MacDonald[(2)] Unionville, Ontario	Senior Vice President and Chief Operating Officer; Director	-	25,000	10,525	0.06
Anne Brace Toronto, Ontario	Vice President, Finance, Chief Financial Officer, Secretary and Treasurer	-	206,797	87,062	0.51
Lawrence Tapp London, Ontario	Director	-	-	-	-
John Warberg Toronto, Ontario	Director	-	-	-	-

Name and Municipality of Residence	Offices Held	Number of UEC Shares Beneficially Owned	Number of Softchoice Oldco Shares Beneficially Owned	Softchoice Shares Beneficially Owned upon Completion of Transaction	
Frank Potter Toronto, Ontario	Director	900	-	90	-

Notes:
(1) Mr. Temerty intends to sell 500,000 UEC Shares prior to the Effective Date. After giving effect to such sale and the Transaction, Mr. Temerty would beneficially own 7,197,133 Softchoice Shares (or 42.1% of the Softchoice Shares upon completion of the Transaction).
(2) These shares are (or in the case of Softchoice Shares, will be) owned by Mr. MacDonald's spouse, Elizabeth Whyte.

Additional details including the principal occupation for the past five years of the above proposed directors and senior officers of Softchoice is as follows:

James C. Temerty – Chairman of the Board and Director. Mr. Temerty is the Chairman and President and owner of Northland Power Inc., a leading Canadian independent power company which was founded in 1986. Before founding Northland Power, Mr. Temerty owned and operated the world's largest privately held chain of ComputerLand stores. Prior to ComputerLand, Mr. Temerty held numerous management positions during his 15 years with IBM in Canada and the United States. Mr. Temerty serves as a director of UEC, Softchoice Oldco and Iroquois Falls Power Corp. as well as serving on several advisory and charitable Boards, including the Toronto Symphony Orchestra, Sunnybrook Hospital Foundation and the Royal Ontario Museum Foundation.

David Holgate –President and Chief Executive Officer and Director. Mr. Holgate co-founded Softchoice Oldco in 1989 and served as President until 1997. During that time he managed all aspects of the company, including Softchoice's systems development initiatives. All internal systems and customer access systems were designed and developed under his guidance. Prior to arriving at Softchoice, Mr. Holgate held a variety of sales and branch management positions with ComputerLand Canada over a five year period. Mr. Holgate graduated from McMaster University with a degree in Physics.

Jone Panavas –Vice-President, People. Ms Panavas was one of the co-founders of Softchoice Oldco. After receiving her BA from the University of Guelph, Ms Panavas worked for IBM in sales functions. From 1983 to 1989, Ms Panavas was employed by ComputerLand as District Manager of Toronto, the largest district in the company. Ms Panavas currently manages human resources and training for the company. She has also previously managed call centre sales, marketing and publisher relations for Softchoice Oldco.

David MacDonald – Chief Operating Officer, Senior Vice President and Director. Mr. MacDonald joined Softchoice Oldco as Senior VP and COO in April, 2001. In this role Mr. MacDonald is responsible for Strategy, Marketing, Sales and Vendor/Partner relationships. Mr. MacDonald joined Softchoice Oldco from Xerox for over 18 years he served in progressively senior roles including Sales, Marketing, world wide product development and business strategy. His last assignment was Vice President of North America for Xerox Business Services. Prior to joining Xerox Mr. MacDonald worked for Systemhouse Ltd. and Burroughs Business Machines.

Anne Brace – Chief Financial Officer, Secretary-Treasurer and Vice-President, Finance. Ms Brace joined Softchoice Oldco in January 1998, prior to which she spent three years as Chief Financial Officer with Applanix Corporation, a high tech developer and manufacturer of position and orientation equipment located in Markham, Ontario. From 1985 to 1994, Ms Brace was employed by Ernst & Young specializing in the provision of corporate finance services, accounting, audit and tax advice to entrepreneurial clients. Ms Brace obtained her Masters in Business Administration in 1985 from York University and her CA designation in 1988.

Lawrence Tapp – Director. Mr. Tapp was appointed Dean of the Richard Ivey School of Business, University of Western Ontario in 1995. From 1992 to 1995 Mr. Tapp was a professor with the Faculty of Management at the University of Toronto. Until 1992, Mr. Tapp was Chief Executive Officer of the Lawson Marden Group Limited. In that position, Mr. Tapp led a leveraged buyout and guided the company through the process of going public. Mr. Tapp is currently a member of various Canadian and international boards of directors and serves as Chair of the Board of Cal-Net Enterprises Inc.

John Warberg – Director. Mr. Warberg is the principal owner of Electro Arts Limited, a private company. For the last 20 years, Mr. Warberg has guided Electro Arts through the design, development and manufacture of communications systems for most of the large Canadian telecommunications companies. Mr. Warberg is a registered Professional Engineer.

Frank Potter – Director. Mr. Potter is currently Chairman of UEC and also chairman of Emerging Markets Advisors Inc. in Toronto. He has a background in international banking in Europe, Asia and the United States, and is the former executive director of The World Bank and the International Finance Corporation in Washington. He was later a special advisor to the Department of Finance in Ottawa, and is now a director of a number of public, private and not-for-profit organizations in Canada and abroad.

The following table sets out the proposed directors and officers of Softchoice that are, or have been within the last five years, directors or officers of other reporting issuers:

Name	Name of Reporting Issuer	Position	From	To
Lawrence G. Tapp	Automated Tooling Systems Inc.	Chairman and Director	September, 1992	Present
	Call-Net Enterprises Inc.	Chairman and Director	August, 1999	Present
	Husky Injection Moulding Systems Ltd.	Chairman and Director	August, 1998	Present
	CCL Industries Inc.	Director	1995	Present
	Talisman Energy Inc.	Director	2001	Present
	Wescast Industries Inc.	Director	1997	Present
David L. MacDonald	Xerox Canada Inc.	Vice President	July, 1998	July, 2000
Frank Potter	Canadian Tire Corporation Limited	Director	May, 1998	Present
	Diamond Fields International Inc.	Director	May, 1999	Present
	McCarvill Corporation	Director	February, 2001	Present
	NCE Petrofund	Director	November, 2000	Present
	Skyjack Inc.	Director	July, 2000	Present
James C. Temerty	Ukraine Enterprise Corporation	Director	September, 1997	Present
	Northland Power Income Fund (NPIF)	Director of Iroquois Falls Power Corp., a subsidiary of NPIF	April, 1997	Present

Additional information concerning these individuals is set forth under "Information Concerning Softchoice Oldco – Directors and Officers" and "Information Concerning Ukraine Enterprise Corporation – Directors and Officers".

Executive Compensation

The following table sets forth the annual and long-term compensation paid to the Chief Executive Officer and the four other most highly compensated executive officers of Softchoice Oldco for services in all capacities to Softchoice Oldco and Softchoice U.S. for the nine month fiscal period ended December 31, 2001. Softchoice Oldco anticipates that executive officers' compensation for Softchoice for periods subsequent to the Effective Date will be consistent with what has been paid in past fiscal periods to the executive officers of Softchoice Oldco.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year Ended December 31[(1)]	Annual Compensation			Long-Term Compensation			All Other Compensation
					Awards		Payouts	
		Salary	Bonus	Other Annual	Options	Restricted	LTIP	
David Holgate Chief Executive Officer	2001	225,000	-	-	-	-	-	-
Chandran Rajaratnam Chairman (2)	2001	236,744	-	-	-	-	-	682,803 (4)
David MacDonald Chief Operating Officer	2001	187,500	31,250	-	75,000 (3)	-	-	-
Jone Panavas Vice President, People	2001	127,500	10,000	-	-	-	-	-
Anne Brace Chief Financial Officer	2001	127,500	10,000	-	-	-	-	-

Notes:

(1) Subsequent to the end of its March 31, 2001 fiscal year, Softchoice Oldco changed its fiscal year end to December 31. Accordingly, the compensation shown is for the nine months ended December 31, 2001.

(2) Chandran Rajaratnam resigned as Chairman of the Board, effective October 5, 2001.

(3) Stock options issued to David MacDonald have an exercise price of $2 per Softchoice Oldco Share and are exercisable on or after May 31, 2004.

(4) Chandran Rajaratnam received this compensation as a result of his resignation as an officer of Softchoice Oldco.

Employee Stock Option Plan

Softchoice will have an Employee Stock Option Plan (the "Plan") which will be designed to attract and retain superior employees, officers, directors and service providers by providing them with the opportunity to participate in the growth of Softchoice. The Plan, which will be adopted by Softchoice Oldco prior to the Effective Date, will permit the board of directors of Softchoice to grant options to purchase Softchoice Shares at an exercise price determined by the board of directors, provided that such exercise price is not less than the market price of the Softchoice Shares on the business day prior to the date of the grant. The aggregate number of Softchoice Shares reserved for issuance under the Plan will be 1,706,000, being approximately 10% of the outstanding Softchoice Shares immediately after giving effect to the Amalgamation (assuming that no dissent rights have been exercised). Each option will be personal to the optionee and will be non-assignable and non-transferable. Each option will vest at a time and may be exercised during a period not to exceed 10 years, determined by the board of directors at the time of the grant of the option.

Proposed Option Grants

Softchoice has no plans to enter into any new stock option agreements upon the closing of the Transaction.

Compensation of Directors

Each director of Softchoice who is not an officer of Softchoice will be paid a fee of $20,000 per annum and be reimbursed for all reasonable out of pocket expenses.

Public and Insider Ownership

In order to provide additional liquidity in the Softchoice Shares following the Amalgamation, Mr. James C. Temerty has advised UEC that he intends to sell up to 500,000 UEC Shares (representing approximately 9.8% of the outstanding UEC Shares) prior to the Effective Date. Brawley Cathers Limited has agreed to undertake to arrange, prior to the Amalgamation, for an additional 100 public holders to purchase at least 5,000 UEC Shares (which upon the completion of the Amalgamation will become 500 Softchoice Shares), whether from Mr. Temerty or otherwise. In addition, prior to the Effective Date, Softchoice Oldco intends to arrange for a minimum of an additional 200 shareholders of Softchoice Oldco to acquire on average 475 Softchoice Oldco Shares (which upon the completion of the Amalgamation will become 200 Softchoice Shares). Softchoice Oldco intends to accomplish this initially by offering up to an aggregate of 190,000 Softchoice Oldco Shares to its employees at a price per share equal to the fair market value thereof.

After giving effect to the proposed Transaction (including the transactions described in the preceding paragraph), and assuming that no dissent rights have been exercised, the directors and officers of Softchoice, and their respective associates and affiliates, will hold 12,788,527 Softchoice Shares, representing 74.8% of the issued and outstanding Softchoice Shares, and the public will hold the balance of 4,317,770 Softchoice Shares, representing 25.2% of Softchoice issued and outstanding share capital. To the knowledge of UEC, no Softchoice Shares will held by the Sponsor.

By-laws

The Amalgamation Agreement provides that the by-laws of Softchoice Oldco will become the by-laws of Softchoice. Copies of such by-laws are available for inspection at the offices of UEC at Sun Life Centre, Merrill Lynch Tower, 200 King Street West, Suite 1300, Toronto, Ontario M5H 3T4, during regular business hours prior to the Meeting.

Dividend Policy

It is anticipated that Softchoice will not pay any dividends on the Softchoice Shares in the foreseeable future. The future payment of dividends will be dependent upon the financial requirements of Softchoice to fund future growth, the financial condition of Softchoice and other factors the Board of Directors of Softchoice may consider appropriate in the circumstances.

Fiscal Year End

The first fiscal year end of Softchoice will be December 31, 2002.

Auditors, Transfer Agent and Registrar

The Amalgamation Agreement provides that PricewaterhouseCoopers LLP, 1 Robert Speck Parkway, Suite 1100, Mississauga, Ontario, L4Z 3M3 will be appointed as the auditors of Softchoice. PricewaterhouseCoopers LLP are the auditors of Softchoice Oldco.

Computershare Trust Company of Canada will be appointed the transfer agent and registrar for Softchoice and will effect transfers of Softchoice Shares at its office in Toronto, Ontario.

ESCROW ARRANGEMENTS

Management of UEC anticipates that, pursuant to a Tier 1 Value Security escrow agreement to be dated as of the Effective Date between Softchoice, Computershare Trust Company of Canada (the "Escrow Agent") and certain principals of Softchoice listed below (collectively, the "Principals"), an aggregate of 12,785,027 Softchoice Shares (the "Escrowed Shares") beneficially owned by such Principals, representing 74.7% of the outstanding Softchoice Shares as of the Effective Date, will be deposited in escrow with the Escrow Agent upon the completion of the Amalgamation. The Escrowed Shares will be released from escrow in the following manner: 25% at the time the CDNX provides notice of its final approval of the Amalgamation (the "Exchange Notice"); 25% 6 months from the date of the Exchange Notice; 25% 12 months from the date of the Exchange Notice; and 25% 18 months from the date of the Exchange Notice. The following table sets out the names of the Principals and the particulars of their escrowed shareholdings:

Principal	Number of Softchoice Shares to be Held in Escrow
James C. Temerty[(1)]	7,247,133
David Holgate	3,760,977
Jone Panavas	1,682,740
Elizabeth Whyte	10,525

Anne Brace	87,062
Frank Potter	90
	12,788,527

Note:
(1) Mr. Temerty intends to sell 500,000 UEC Shares prior to the Effective Date. After giving effect to such sale and the Transaction, Mr. Temerty would beneficially own 7,197,133 Softchoice Shares (or 42.1% of the Softchoice Shares upon completion of the Transaction).

No UEC Shares or Softchoice Oldco Shares are currently subject to escrow restrictions.

RISK FACTORS

If the proposed Transaction is approved, Softchoice will carry on the business of Softchoice Oldco in the software direct marketing industry. This industry involves a substantial degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. In addition to the other information set forth elsewhere in this Circular, the following factors should be carefully reviewed by UEC Shareholders. The information set forth below assumes that the Amalgamation has been completed on the date of this Circular.

Risks Related to the Software Direct Marketing Industry

Dependence upon Publishers

A large percentage of Softchoice's sales are represented by popular PC business software products from a small number of publishers. For the nine months ended December 31, 2001, approximately 79.2% of Softchoice's software sales were derived from products published by Microsoft and IBM. There can be no assurance that these companies will not discontinue their relationships with or support of Softchoice. The loss or significant change of Softchoice's relationship with either of these publishers could have a material adverse effect on Softchoice's business, results of operations and financial condition. Although Softchoice believes that most of these publishers' software products would be available from other parties, Softchoice might have to obtain such products on terms that would likely adversely affect its financial results. Softchoice would also lose access to marketing funds and the opportunity to participate in joint marketing campaigns, lead referrals and rebates.

Regardless of the foregoing, these and other publishers, many of which have significantly greater financial and marketing resources than Softchoice, may choose to compete directly with Softchoice or to enter into strategic relationships with Softchoice's competitors. These relationships may take the form of strategic investments or marketing or other contractual arrangements.

Reliance on Financial Incentives

As part of its agreements with certain publishers, including Microsoft, Softchoice receives substantial incentives in the form of rebates and market development funds. A reduction or discontinuance of these incentives could have a material adverse effect on Softchoice's business, results of operations and financial condition.

Dependence upon Distributors

Softchoice cannot be sure that key distributors will continue to provide Softchoice with trade credit and other significant incentives in the form of discounts and credits. In addition, Softchoice cannot be sure that any financial or other difficulties of its distributors will not have a material adverse effect upon Softchoice's provision of services.

Inability to Respond to Changes in the Manner of Software Distribution

The manner in which PC software products are distributed and sold is continually changing and new methods of distribution may emerge or expand. Some publishers are beginning to sell software directly to large corporate customers. Software publishers may intensify their efforts to sell their products directly to end users, including current and potential customers of Softchoice. There is no assurance that this trend will not migrate to the SMB market. Other methodologies for distributing software to users may be introduced by publishers, present competitors or other third parties. If the PC software direct marketers' role is reduced or eliminated, or if other methods of distribution of software, which exclude the PC software resale channel, become common, Softchoice's business, results from operations and financial condition could be materially adversely affected.

Competition

The PC software market is intensely competitive. Softchoice faces competition from a wide variety of sources, including (i) software catalogue direct marketers; (ii) local Service Providers; (iii) software direct marketers who operate nationally or globally and who focus on large customers; and (iv) hardware and software direct marketers. Many of Softchoice's competitors have substantially greater financial resources than Softchoice. Because of the intense competition within the PC software channel, companies that compete in this market, including Softchoice, are characterized by low gross and operating margins. Consequently, Softchoice's profitability is highly dependent upon effective cost and management controls.

Softchoice's main competitors in the U.S. market are larger than Softchoice and more established. Their ability to provide hardware or services provides them with an opportunity to cross-sell products in a way that Softchoice cannot. Further, these competitors can take advantage of the general corporate trend to limit vendors of all types since they offer more products than does Softchoice.

Risk of Software Defects

Defects or errors in the software of third party publishers that Softchoice sells to its customers may potentially result in claims against Softchoice and may result in negative publicity, harm to Softchoice's reputation or the loss of, or delay in achieving market acceptance of these software products. The consequences of such defects, errors and claims could have a material adverse effect on Softchoice's business, results of operations and financial condition.

Risks Related to the Management of Softchoice's Business

Inability to Successfully Execute Strategies

If Softchoice fails to execute any element of its strategy in a timely or effective manner, new competitors that enter the market may be able to seize the marketing opportunities Softchoice has identified. Softchoice's business strategy requires that it successfully and simultaneously complete many tasks. In order to be successful, Softchoice must: (i) continue to build and operate a highly reliable, complex infrastructure; (ii) attract and retain customers; (iii) hire, train and retain employees; and (iv) evolve Softchoice's business to gain advantages in a competitive environment.

Management of Growth

Rapid growth in Softchoice's business due to an increase in the number of customers could strain Softchoice's operational and financial resources causing Softchoice to lose customers and increase operating expenses. Any future growth may require Softchoice, among other things, to: (i) expand and upgrade hardware and software systems; (ii) expand and improve operational and financial procedures, systems and controls; (iii) improve financial and IT systems; and (iv) expand, train and manage a larger workforce. There can be no assurance that Softchoice's personnel, systems and controls will be adequate to support future growth. The inability to manage growth effectively or to maintain the quality of Softchoice's services could cause Softchoice to lose customers and could materially increase operating expenses.

Hiring, Training and Retention of Personnel

Softchoice believes that its continued success and sustainment of growth also depends on its ability to hire, train and retain a large number of qualified personnel. There can be no assurance that Softchoice will be successful in attracting and retaining the personnel it requires. Softchoice currently experiences an annual turnover rate of 33%; Softchoice cannot be certain that such rate will not increase in the future.

Variability of Quarterly Operating Results

Softchoice's quarterly results of operations may fluctuate resulting in a lower price for the Softchoice Shares. Softchoice's quarterly results may be affected by factors that are beyond its control, such as the buying patterns of customers, delay in a major software release by a publisher, changes in a publisher's prices or rebates, each of which could affect Softchoice's business, financial condition and results of operations. Softchoice's sales tend to be highest in the quarters ending March 31 and December 31. A high percentage of Softchoice's operating expenses, particularly personnel and rent are relatively fixed in advance of any particular quarter. This makes the prediction of results of operations on a quarterly basis unreliable. Also, due to these and other factors, it is possible that Softchoice's quarterly results of operations may be below the expectations of public market analysts and investors. This could adversely affect the price of the Softchoice Shares.

Need for Additional Capital in the Future

Softchoice may require additional capital in the future which may not be available to it. Softchoice may need to raise additional funds through public or private debt or equity financing. Adequate funds may not be available when needed or may not be available on favourable terms. If Softchoice raises additional funds by issuing equity securities, dilution to existing shareholders may result. If funding is insufficient at any time in the future, Softchoice may be unable to develop or enhance services, take advantage of business opportunities or respond to competitive pressures, any of which could harm its business. Softchoice's future capital requirements depend upon many factors including, but not limited to, the rate of expansion of its operations and the management of its working capital.

Damage to Softchoice's Computer Systems

Softchoice's operations are dependent on the continued and uninterrupted performance of Softchoice's computer systems and, accordingly, on its ability to protect its computer systems against damage from computer viruses, fire, power loss, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. Any system failure, security breach or other damage or unanticipated problem with Softchoice's computer system could interrupt or delay Softchoice's operations, damage its reputation and, if sustained or repeated, reduce the attractiveness of Softchoice's services and result in the loss of customers.

Credit Risk

When Softchoice sells products to its customers it generally requires payment within 30 days. Accordingly, it is incurring the credit risk associated with its customers. Alternatively, Softchoice may charge the customer's credit card for smaller purchases, especially if the purchases are made over the Internet. Accordingly, it may be susceptible to the fraudulent use of credit card numbers. As a consequence, Softchoice may suffer losses in connection with the insolvency of its customers or the fraudulent use of credit card numbers, which could have an effect on Softchoice's business, results of operations and financial condition.

Economic Conditions

Softchoice's business is sensitive to the spending patterns of its customers, which, in turn, are subject to prevailing economic and business conditions. Therefore, if SMBs are adversely affected by prevailing economic and business conditions, Softchoice will be similarly affected. Sales to SMBs have been important to Softchoice's growth, and its ability to continue its historic rate of growth is dependent on its continued success in this market.

All of Softchoice's revenue is derived from customers in Canada and the United States. Recent economic indicators, including decreases in gross domestic product, reflect a recessionary economy in Canada and the United States. Some reports have indicated an even more significant decline in spending by corporations in the area of information technology. Softchoice believes that the current economic downturn in Canada and the United States has resulted in decreased demand in Softchoice's target markets. To the extent that the current downturn continues or increases in severity, Softchoice believes that demand for its products and services, and therefore future revenue, will be reduced.

Exchange Rate Risk

For the nine months ended December 31, 2001, 65.8% of Softchoice's sales were made in U.S. dollars to U.S. based customers. The risk of currency fluctuations between the Canadian and U.S. dollar is reduced by operating with Canadian and U.S. based operations. Softchoice may also attempt to hedge this exposure through various means including the purchase of forward foreign exchange contracts. Notwithstanding these efforts, Softchoice may incur currency exchange losses. Softchoice cannot predict the effect of exchange rate fluctuations on future operating results.

Control by Principal Shareholders

Softchoice's officers and directors, and their respective affiliates, will own shares representing 74.7% of the outstanding Softchoice Shares after completion of the Transaction. As a result, if they were to act together, these persons would be able to control all matters submitted to Softchoice's shareholders for approval. This concentration of ownership may also have the effect of delaying or preventing a change in control of Softchoice and could reduce the market price of the Softchoice Shares.

Dependence upon Management

Softchoice depends heavily on its management team. Softchoice's success depends, to a significant extent, upon the efforts and abilities of its current management team. Loss of their services could materially and adversely affect Softchoice's business, results of operations and financial condition. Moreover, most of Softchoice's executive officers have never been senior executives of a public company. Softchoice's management team may not be able to manage the demands of successfully operating a public company.

Future Acquisitions

Although Softchoice is not currently contemplating any acquisitions, Softchoice may acquire technologies or companies in the future. Entering into an acquisition entails many risks, any of which could materially harm Softchoice's business, including: (i) the potential disruption of Softchoice's business and the diversion of management's attention from other business concerns; (ii) the failure to effectively assimilate the acquired technology or company into Softchoice's business; (iii) the loss of key employees from either Softchoice's current business or the acquired business; and (iv) the assumption of significant liabilities of the acquired company, the additional expense associated with completing an acquisition and amortizing any acquired assets; (v) the potential impairment of relationships with Softchoice's customers and suppliers; and (vi) the risk of entering markets in which Softchoice has limited or no experience. There can be no assurance that acquired businesses, products or technologies, if any, will achieve anticipated revenues and income. To date, Softchoice has not completed any acquisitions, and it may not be able to do so in an effective manner. In addition, shareholders of Softchoice will be diluted if Softchoice issues Softchoice Shares or other equity securities in connection with any acquisition.

Risks Related to the Value of the Share Price

No Prior Market and Possible Volatility of Share Price

Prior to the Transaction, there has been no public market for the Softchoice Shares, and there can be no assurance that an active public market for the Softchoice Shares will develop or be sustained after this Offering or that the market price of the Softchoice Shares will not decline below the price at which the Softchoice Shares will trade immediately following the completion of the Transaction.

INFORMATION CONCERNING UKRAINE ENTERPRISE CORPORATION

Overview

UEC was incorporated pursuant to the provisions of the OBCA on November 21, 1994. The head and registered office of UEC is located at Sun Life Centre, Merrill Lynch Tower, Suite 1300, 200 King Street West, Toronto, Ontario M5H 3T4.

UEC was formed to invest in ventures and opportunities in Ukraine. UEC accumulated an investment portfolio of five Ukrainian projects and entities. UEC has always continued to search for further investment opportunities, however none have materialized and UEC has not made any new investments in recent years. A combination of local economic problems, including a devaluing of the local currency, a stagnant real estate market, and cash flow problems of local partners has inhibited the growth of UEC's Ukrainian investment portfolio and led UEC to investigate the benefits of the Transaction. In connection with the Transaction UEC's investment portfolio will be divested.

UEC made its first investment in Ukraine in February, 1997 by purchasing a then 20.8% equity stake in Electron Bank JSC. Electron Bank JSC, based in Lviv, Ukraine, has a full license to engage in all banking and finance operations including trust and custodial operations. Electron Bank JSC provides its services through a number of local branches and is one of the larger banks in western Ukraine. On November 26, 2001, UEC exercised a put agreement with Electron Bank JSC that requires the payment of US$1,395,000 by May 26, 2002 in exchange for UEC's shares of Electron Bank JSC.

UEC has substantial minority interests in two coal recovery projects, Kalininskaya and Sukhodolska. The coal recovery operations are conducted in partnership with a local coal industry participant, JSC Radon, to recover fine coal particles from tailings ponds previously regarded as unrecoverable. The continuing cash flow problems of JSC Radon, in addition to a decline in coal prices, has in recent months hampered the operation of these projects. The remainder of UEC's investment portfolio is made up of two real estate investments. The two properties are a 500 square metre vacant office building in the Podil area of Kyiv and a 90 square metre office facility on Sofiivska Street in the central area of Kyiv that can also be used for residential purposes and formerly housed the local office of UEC and is currently leased to a third party. In connection with the Transaction, UEC is proposing to transfer its interests in the two coal recovery projects and its two real estate investments to an arm's length third party in exchange for consideration to be based primarily on the future earnings from those assets. See "Other Matters to be Acted Upon at the Meeting – UEC Asset Disposition".

Selected Consolidated Financial Information for UEC

The following table presents selected consolidated financial information for UEC for the periods indicated. This table should be read in conjunction with the audited consolidated financial statements of UEC for the years ended March 31, 2001, 2000 and 1999 and the unaudited financial statements of UEC for the nine month periods ended December 31, 2001 and 2000 and the respective notes thereto set forth in Schedule F to this Circular, and Management's Discussion and Analysis of Financial Condition and Results of Operations". This table contains financial information derived from financial statements that have been prepared in accordance with Canadian GAAP.

	Nine months ended December 31		**Year ended March 31**		
	2001	**2000**	**2001**	**2000**	**1999**
	(in thousands of dollars, except per share amounts)				
Statement of Operations Information					
Revenues	547	476	522	402	318
Operating profit (loss)	(2,493)	(172)	(676)	(486)	(343)
Net income (loss)	(2,493)	(172)	(676)	(486)	(343)
Net income (loss) per share					
Basic and diluted	(0.49)	(0.03)	(0.13)	(0.10)	(0.08)

	As at December 31	**As at March 31**	
	2001	**2001**	**2000**
Balance Sheet Information			
Working capital	(198)	93	283
Total assets	1,421	3,615	4,356
Shareholders' equity	1,069	3,562	4,238

Quarterly Information

The following table sets out selected consolidated financial information for UEC for the eight quarterly periods ended March 31, 2001.

	For the three month period ended							
	June 30, 1999	Sept. 30, 1999	Dec. 31, 1999	March 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	March 31, 2001
	(thousands of dollars, except per share data)							
Total revenues.............	173.9	171.2	88.3	(31.1)	219.7	232.9	23.1	46.3
Net income (loss).........	(40.3)	(82.2)	(72.9)	(291.1)	(41.6)	(24.6)	(105.9)	(503.8)
Net income (loss) per share (Basic and Diluted)......	(0.01)	(0.02)	(0.01)	(0.06)	(0.01)	-	(0.02)	(0.10)

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with, and is qualified in its entirety by, the audited and unaudited consolidated financial statements of UEC and the respective notes relating thereto attached as Schedule F to this Circular. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period.

All dollar amounts in this Circular are in Canadian dollars, except as otherwise indicated.

Nine Months Ended December 31, 2001 compared to Nine Months Ended December 31, 2000

Operations for the nine months ended December 31, 2001 resulted in a loss of $2,493,022 or $0.49 per share. Revenue for the period was $546,528. The comparable period for the previous year reported a loss of $171,968 or $0.03 per share on revenue of $475,750.

The three months ended December 31, 2001, or the third quarter, had a loss of $2,242,524 with revenue of $188,212. The third quarter of last year had a loss of $105,871 with revenue of $23,111.

UEC has not been able to generate sufficient cash from its existing ventures in Ukraine to fund ongoing operations or to pursue alternative investment opportunities. In the fall of 2001, UEC began exploring other methods to obtain an increase in value for shareholders resulting in negotiations to offer the company to interested parties by way of a reverse takeover. On January 25, 2002 UEC entered into the Amalgamation Agreement with Softchoice Oldco.

As a condition of the Amalgamation Agreement, UEC is required to dispose of all of its Ukrainian assets. Accordingly, UEC has exercised its right to tender its investment in JSC Electron Bank. This right called for the repurchase of the investment in the currency that was originally invested. This repurchase results in a receivable from JSC Electron Bank of $2,198,000 due in May 2002. However, UEC must continue to record the investment at its historic cost carrying value of $699,583 until such time as the receivable is collected and the shares are tendered. This treatment results in the shareholders equity continuing to be reduced by the previously recorded foreign currency translation adjustment of $1,313,500 and by the non-recognition of a gain of approximately $185,000.

UEC entered into an agreement in principle to sell its remaining investment assets to an independent third party. It was not possible to sell these assets in the time frame required for cash but only for future payments based upon the cash flow generated from the investments. This sale process caused UEC to examine the value of the assets carried on its books since the proposed sales price is below carrying value. This resulted in a net write-down of $1,617,259 in the carrying-value of the investments. The investments are recorded at $1,261,648 as at December

31, 2001 and the shareholders equity is $1,069,181. If the full recognition of the repurchase value of shares of Electron Bank were included, the shareholders equity would be $2,567,598.

In determining the value of the coal project investments, UEC determined that the receivable that it was entitled to collect from its partners was at risk. The partners had not met any payment dates and it appeared unlikely that they could meet new due dates based upon their own poor cash flow position. Accordingly, UEC has recorded a 100% reserve of $531,700 against the receivable.

Year Ended March 31, 2001 compared to Year Ended March 31, 2000

Economic Factors

The hryvnia suffered from a devaluation against the U.S. dollar between August 1998 and March 2000. Since that time it has remained stable and has actually improved slightly. This devaluation had hurt the economy of Ukraine and contributed to the economic downturn affecting the annual inflation rate which had climbed from 10% in 1997 to 20% in 1998, 19% in 1999 and 26% in 2000. The rate is expected to recover to a level of 12% in 2001. GDP declined by 1.9% in 1998 and a further 0.4% in 1999 while 2000 showed an increase of 6.0% and estimates are the same increase for 2001.

UEC reviews its investment portfolio regularly to determine if there has been a decline in value caused by the devaluation of the hryvnia. The coal recovery projects are determined to be unaffected because the revenue is denominated and collected in US dollars, the assets are depreciable against that revenue and the current replacement costs are consistent with the original cost.

UEC recorded a reduction in the carrying value of its investment in Electron Bank of $253,500 as at March 31, 2000 and $1,060,000 as at March 31, 1999. These amounts were recorded as a reduction of shareholders' equity of UEC. Accounting rules require any reduction in value of a self-sustaining operation resulting from currency valuation to be recorded outside of the earnings statement as a foreign currency translation adjustment within the equity section. Since Electron Bank carries on its activities predominately in Ukraine and reports its assets, liabilities and operations in hryvnia, it is considered to be a self-sustaining operation. The total amount of the foreign currency translation adjustment is $1,313,500.

In addition, the carrying value of the property redevelopment project was determined to have declined by $38,500 in fiscal 2000. This was recorded as a foreign exchange loss in the earnings statement since this project does not qualify as a self-sustaining operation.

Investment Portfolio

UEC, as at March 31, 2001, has investments in five projects or entities in Ukraine.

Electron Bank JSC, based in Lviv, Ukraine, has a full license to engage in all banking and finance operations including trust and custodial operations. It provides a full service through a number of branches and is one of the larger banks in western Ukraine.

The amount UEC has invested in shares of Electron Bank is $2,020,625. This represents the initial investment plus additional shares acquired during rights issues over the past number of years. The bank was required to enter into rights issues to increase their statutory capital to meet new National Bank of Ukraine requirements. The additional shares were acquired primarily through capitalization of dividends. Additional shares were acquired for $117,918 in 1999 and $113,400 in 2000. These amounts included capitalized dividends of $228,360. UEC's percentage ownership of Electron Bank was reduced in 2000 to 18.3% from 20.8% because UEC elected not to supplement the capitalized dividends.

UEC's share of Electron Bank's earnings in 2001 was $73,123, recorded on a cost basis, while the amount recorded in 2000 was $17,935 calculated on the equity basis for the results for Electron Bank's year ended December 31, 1999.

As outlined above, the value of Electron Bank had to be examined in light of the currency devaluation. The carrying value of UEC's investment in Electron Bank at March 31, 2001 and 2000 is $699,583 after the cumulative foreign currency translation adjustment.

UEC has made investments in two separate coal recovery projects with the same Ukrainian partner. The technology to recover discarded fines is proven and is in use elsewhere. Since historic methods of mining in Ukraine have resulted in these fines being collected in sediment or tailings ponds as opposed to being recovered during the production cycle, there are significant recovery potentials throughout Ukraine. It is significant that the recovery costs are substantially less than the costs of current mining techniques.

UEC has invested $1,969,752 in the capital assets of the Kalininskaya coal recovery project in the Donbas region of Ukraine. UEC's ownership in the project was increased during 2000 from 28.7% to 37.9%. In the year ended March 31, 2000 UEC commenced recording amortization to recognize the depletion of the resources and the use of the related capital assets. This amortization was based upon the actual production output over the estimated reserves included in the project. The amount recorded for the year was $174,920. During 2001 it was determined that the fully recoverable reserves were less than originally determined. Accordingly the period of amortization was changed to reflect that the reserves might be exhausted by 2004 and would be recorded on a straight line basis. In 2001 the amortization was increased to $406,500. The carrying value at March 31, 2001 is $1,388,332 compared to $1,794,832 at March 31, 2000.

The Sukhodolska coal recovery project recovers fines from a tailings pond in Krasnodon in the same region in eastern Ukraine. UEC has a 45% participation in the project up from 29% at March 31, 2000. The investment at March 31, 2001 is $1,344,147 which includes an additional contribution during 2000 of $237,492 and in 2001 an allocation of receivables from the projects of $144,210 for the additional 16% participation. In the year ended March 31, 2001 UEC commenced recording amortization to recognize the depletion of the resources and the use of the related capital assets. This amortization is based upon the actual production output over the estimated reserves included in the project. The amount recorded for the year was $163,505. The carrying value at March 31, 2001 is $1,170,842 compared to $1,189,937 at March 31, 2000.

For each of these investments UEC records its investment at cost and recognizes revenue as it is realized based upon the production cycles. In fiscal 2001 it was agreed with UEC's partners that the share of profits from this venture should be paid based upon a predetermined monthly amount. In exchange, UEC agreed to leave full operational control with the partners. During the year the partners attempted to change this method as they were hampered by poor production at the plants and ceased making payments. UEC had been recording as income on a monthly basis those amounts that had been agreed upon. Settlement was finally reached where UEC received an additional 16% participation in the Sukhodolska project in settlement of all amounts owing for the year. The amount owing for the year was far greater than the accrued revenue UEC had recorded when the item fell into dispute. Accordingly, UEC, for conservatism, only recognized that accrued revenue of $144,210 as the value of the additional 16%.

UEC has a 50% interest in a 500 square metre vacant office building in the Podil area of Kyiv. The accumulated cost of this investment as at March 31, 2001 is $194,185. It was the original intention to sell the property after completion of renovations but a decision has been made to attempt to liquidate the property in its current state or to renovate only after a purchaser or long-term tenant is obtained. The real estate market in Kyiv is currently in a depressed state from the levels of a number of years ago and a short-term resolution does not appear likely. As discussed above, the real estate market was also affected by the currency devaluation. In examining this project in previous years, it was determined that foreign exchange losses of $38,500 in 2000 and $48,500 in 1999 were evident and the carrying value should be reduced by those amounts. In 2001 it was determined that the property had a permanent impairment in value. Accordingly, the value of the investment was reduced to $50,000 by recording a reduction in value of $57,185.

In 2000 it was determined that the 90 square metre office facility that UEC had been using in Kyiv since 1997 was no longer required for UEC's operational needs. It was leased to a third party and accordingly was re-classified as an investment rather than a capital asset as at March 31, 2000. The value used for the transfer was $140,000, the unamortized balance of the asset.

The carrying value of UEC's investments in properties as at March 31, 2001 is $190,000.

Assets and Liabilities

UEC holds its cash in short-term instruments. At March 31, 2001 this amounted to $106,946, which included $2,505 denominated in U.S. currency. The balance at March 31, 2000 was $238,072 including US$78,915. Accounts receivable represent amounts due under contracts, expenditures and advances that are recoverable and accrued earnings. Prepaid expenses represent that portion of expenditures that apply to future periods. This includes a portion of the costs of an insurance policy. Capital assets are comprised of office and computer equipment and furniture. During fiscal 2001, $1,092 was spent on acquisitions with $1,149 spent in fiscal 2000. During fiscal 2000 the office facility in Kyiv was transferred to investments, as discussed above.

Accounts payable and accrued liabilities represent various costs and expenses that have been incurred but not yet paid in the normal course.

Shareholders' Equity

UEC was formed on November 21, 1994 and listed its common shares on November 18, 1996 on the Alberta Stock Exchange, now Canadian Venture Exchange (CDNX), after an initial public offering. At that date the share capital was $11,168,214 with 4,115,361 shares outstanding. In April 1999, UEC issued a further 1,000,000 shares for proceeds of $250,000. This was effected by a private placement with the directors of UEC. The issue price was higher than market at the time and, other than legal and registration fees, no significant costs were incurred.

In February 2000 UEC issued new stock options to its management, directors and consultants to replace existing options. This cancellation and replacement of options was approved by the shareholders at the annual meeting in September 2000. These options allow the holders to purchase up to 432,500 shares at a price of $0.25 per share. None of these options have been exercised. The options expire the earlier of February 2005 and three months after the optionholder ceases its affiliation with UEC.

As explained above, the shareholders' equity section of the balance sheet includes a cumulative foreign currency translation adjustment of $1,313,500 as a reduction of the total.

Operations

Revenue for fiscal 2001 was $522,148, which is up from the previous year's $402,282. Included in this total for fiscal 2001 is $418,398 as revenue from the coal recovery projects, $73,123 as our share of earnings of Electron Bank and rental income of $17,098. These components of revenue are outlined further above. Revenue also included interest of $4,750 and a foreign exchange gain of $8,779. In fiscal 2000 the total revenue was comprised of revenue from the coal recovery projects of $373,605, UEC's share of the earnings of Electron Bank of $17,935, and interest earned of $10,742.

The conversion of foreign currency during fiscal 2000 resulted in a loss of $43,992, which included $38,500 from the property redevelopment revaluation.

As discussed above, in fiscal 2001 UEC recorded amortization of $569,805 as a charge against the earnings from the coal recovery projects and is included in expenses while in fiscal 2000 the charge was $174,920.

The total expenses for fiscal 2001 were $1,197,963 compared to $888,776 the previous year, the bulk of the increase being the amortization charge described above.

The salaries and benefits recorded in fiscal 2001 of $246,816 include one senior management staff for the full year, as well as the chairman on a reduced salary basis. Support staff was kept to a low level with one in Toronto and one in Kyiv. This salary cost is a reduction from the previous year's $261,423. Administrative expenses of $133,870 for fiscal 2001 decreased from $187,925 reported in fiscal 2000. These costs include such items as office rent in Toronto, telephone, long distance, office expenses, insurance, corporate filing fees, reporting and expenses, and project investigation.

Travel costs of $51,227 in 2001 reflect the cost of travel to and from Ukraine to monitor existing investments as well as investigating new projects, and are comparable to the 2000 costs of $51,842. Professional fees include legal and audit costs and were decreased in 2001 to $104,832 from $117,221 in 2000. Consulting fees also decreased to $29,460 in 2001 from $35,893 in 2000 and represent technical support engaged during the year.

As explained above, the reduction in carrying value of one of the investments of $57,185 increased the expenses for fiscal 2001.

Net loss for the year-ended March 31, 2001 was $675,815 or 13 cents per share compared to a loss of $486,494 or 10 cents per share in 1999. The weighted average number of shares outstanding used to calculate the loss per share was 5,115,361 in 2001 and 5,073,694 in 2000.

Year Ended March 31, 2000 compared to Year Ended March 31, 1999

Currency Devaluation

The devaluation of certain world currencies that started with the crisis in August of 1998 has continued for the hryvnia, the currency of Ukraine. Prior to the crisis, the hryvnia had been trading at an average of 2.05 to the U.S. dollar. This rate declined to a level of 4.00 to the U.S. dollar at March 31, 1999 and to 5.45 to the U.S. dollar at March 31, 2000.

This devaluation has hurt the economy of Ukraine and contributed to the economic downturn. The annual inflation rate has climbed from 10% in 1997 to 20% in 1998 and to 19% as at December 31, 1999. The first quarter of 2000 has recorded a rate of 10%. GDP declined by 1.9% in 1998 and a further 0.4% in 1999. The first quarter of 2000 however shows a strengthening as the GDP has grown by 5.6% over the same period of the previous year. Industrial output for the first quarter has also increased by 9.7% over the previous year's level. These are indicators that the downturn may finally have been reversed.

UEC has recorded a reduction in the carrying value of its investment in Electron Bank for each of the past two years - $253,500 as at March 31, 2000 and $1,060,000 as at March 31, 1999. These amounts are recorded as a reduction of shareholders' equity of UEC. Accounting rules require any reduction in value of a self-sustaining operation resulting from currency valuation to be recorded outside of the earnings statement as a foreign currency translation adjustment within the equity section. Since Electron Bank carries on its activities predominately in Ukraine and reports its assets, liabilities and operations in hryvnia, it is considered to be a self-sustaining operation.

In addition, the carrying value of the property redevelopment project was determined to have declined by $38,500 in fiscal 2000 and $48,500 in fiscal 1999. These were recorded as foreign exchange losses in the earnings statement since this project does not qualify as a self-sustaining operation.

Shareholders' Equity

In October 1997 UEC issued stock options to its management, directors and consultants. These options allow the holders to purchase up to 411,000 shares at a price of $2.00 per share for the employees on 122,000 shares and $2.50 per share for the directors and consultant on 289,000 shares. None of these options have been exercised. At March 31, 2000, the balance of these October 1997 options outstanding was 246,000. UEC has currently reviewed the benefits to the holders of the existing options. These options were granted in part to provide remuneration for services that were not fully compensated or compensated at all. The market price of the shares had been, for a lengthy period, below 10% of the existing exercise price. It was agreed with the holders to cancel the existing options from October 1997 and issue 368,000 new options at an exercise price of 25¢ expiring in February 2005. This new price was in excess of the market price at the time. The Canadian Venture Exchange has approved this cancellation and reissue subject to shareholder approval that will be sought at the 2000 annual general meeting of shareholders. In addition, during the year UEC granted stock options for 106,500 shares at an exercise price of 25¢ expiring in February 2005.

As explained above, the shareholders' equity section of the balance sheet includes a cumulative foreign currency translation adjustment of $1,313,500 as a reduction of the total.

Investment Portfolio

UEC, as at March 31, 2000, has investments in four projects or entities in Ukraine.

Electron Bank JSC, based in Lviv, Ukraine, has a full license to engage in all banking and finance operations including trust and custodial operations. It provides a full service through a number of branches and is one of the larger banks in western Ukraine.

The amount UEC has invested in shares of Electron Bank is $2,020,625. This represents the initial investment plus additional shares acquired during rights issues over the past three years. The bank was required to enter into rights issues to increase their statutory capital to meet new National Bank of Ukraine requirements. The additional shares were acquired primarily through capitalization of dividends. Additional shares were acquired for $117,918 in 1999 and $113,400 in 2000. These amounts included capitalized dividends of $228,360. Ukraine Enterprise Corporation's percentage ownership of Electron Bank has been reduced to 18.3% from 20.8% because UEC elected not to supplement the capitalized dividends in order to maintain its percentage constant through the closing of the rights issues.

UEC has obtained a right until December 31, 2000 to restore its percentage to the original level through the purchase of additional shares at 0.50 hryvnia each. UEC records its share of earnings on an equity basis as UEC has significant representation on the board and in management especially with regard to the long-term strategy. Because of the complexities involved in converting results to internationally accepted accounting standards, results are presented three months in arrears. UEC's share of Electron Bank's earnings to December 31, 1999 was $17,935 and the amount recorded to December 31, 1998 was a loss of $11,000.

The results for the past two years were impacted by the economic downturn in Ukraine as discussed above. During the review and audit of the financial results, it was concluded that further reserves should be taken against receivables in excess of the provision that would have been recorded in accordance with the rules of the National Bank of Ukraine. The financial statements of Electron Bank are restated for reporting purposes in accordance with International Accounting Standards, which are substantially the same as Canadian standards.

As outlined above, the value of Electron Bank had to be examined in light of the currency devaluation. Measured in hryvnia terms, the bank is considered to be strong and stable, but in converting the balances into a convertible currency, the value is diminished. This procedure allows investors outside of Ukraine to determine what the value would be in their currency if it were liquidated at book value.

The carrying value of UEC's investment in Electron Bank at March 31, 2000 is $699,583. The investment in shares of $2,020,625 is increased by the accumulated share of earnings since acquisition of $319,094 less dividends received of $326,636. The dividends included stock dividends of $285,920 that were capitalized and a cash dividend of $40,716. The cumulative foreign currency translation adjustment of $1,313,500 reduces the value to the amount reported.

UEC has made investments in two separate coal recovery projects with the same Ukrainian partner. The technology to recover discarded fines is proven and is in use elsewhere. Since historic methods of mining in Ukraine have resulted in these fines being collected in sediment or tailings ponds as opposed to being recovered during the production cycle, there are significant recovery potentials throughout Ukraine. It is significant that the recovery costs are substantially less than the costs of current mining techniques.

UEC has invested $1,969,752 in the capital assets of the Kalininskaya coal recovery project in the Donbas region of Ukraine. The investment included $396,104 invested in fiscal 1999 to cover cost overruns on the original construction and upgrades that were required to prepare for the 1999 production cycle. Ukraine Enterprise Corporation's ownership in the project was increased during the year from 28.7% to 37.9%. In the year ended March 31, 2000 UEC commenced recording amortization to recognize the depletion of the resources and the use of the related capital assets. This amortization is based upon the actual production output over the estimated reserves included in the project. The amount recorded for the year was $174,920. The carrying value of the investment at March 31, 2000 is $1,794,832. UEC recognizes revenue as it is received or determined to be received in the near future based upon the production cycles and collectability of the amount. The investment is recorded on the cost basis.

While the project has delivered positive returns for the past two years, the project continues to be hampered by production shortfalls and low product prices, however production levels are improving.

The Sukhodolska coal recovery project recovers fines from a tailings pond in Krasnodon in the same region in eastern Ukraine. Ukraine Enterprise Corporation has a 29% participation in a Ukrainian joint venture that owns and operates the equipment and infrastructure. The investment at March 31, 2000 is $1,189,937 which includes additional contribution during the year of $237,492. This project completed the construction phase in September 1999 and commissioning took place in October. Full production levels are being achieved during the 2000 production cycle and it is possible that the project could be expanded if outputs and prices indicate acceptable rates of return. Revenue will be recorded as received from the project and the investment is recorded on the cost basis.

UEC has a 50% interest in a 500 square metre vacant office building in the Podil area of Kyiv. The accumulated cost of this investment as at March 31, 2000 is $194,185. It was the original intention to sell the property after completion of renovations but a decision has been made to attempt to liquidate the property in its current state or to renovate only after a purchaser or long-term tenant is obtained. The real estate market in Kyiv is currently in a depressed state from the levels of a number of years ago and a short-term resolution does not appear likely. As discussed above, the real estate market was also affected by the currency devaluation. In examining this project, it was determined that foreign exchange losses of $38,500 in 2000 and $48,500 in 1999 were evident and the carrying value should be reduced accordingly.

It was also determined that the 90 square metre office facility that UEC had been using in Kyiv since 1997 was no longer required for UEC's operational needs. It was leased to a third party and accordingly was re-classified as an investment rather than a capital asset as at March 31, 2000. The value used for the transfer was $140,000, the unamortized balance of the asset. The carrying value of UEC's investments in properties as at March 31, 2000 is $247,185.

Assets and Liabilities

UEC holds its excess cash in short-term instruments. At March 31, 2000 this amounted to $238,072, which included $78,915 denominated in U.S. currency. The balance at March 31, 1999 was $471,230 including US$33,098. Accounts receivable represent amounts due under contracts, expenditures and advances that are recoverable and accrued earnings. Prepaid expenses represents that portion of expenditures that apply to future periods. This includes a portion of the costs of an insurance policy. Capital assets are comprised of office and computer equipment and furniture. During fiscal 2000 $1,149 was spent on acquisitions with no amounts spent the previous year. During fiscal 2000 the office facility in Kyiv was transferred to investments, as discussed above.

Accounts payable and accrued liabilities represent various costs and expenses that have been incurred but not yet paid in the normal course.

Operations

Revenue for fiscal 2000 was $402,282, which is up from the previous year's $317,888. Included in this total for fiscal 2000 is $367,996 as revenue from the Kalininskaya coal recovery project, $5,609 from the Sukhodolska coal recovery project, and $17,935 as our share of earnings of Electron Bank. These components of revenue are outlined further above. Revenue also included interest of $10,742.

In fiscal 1999 the total revenue was comprised of revenue from the Kalininskaya coal recovery project of $264,736, UEC's share of the loss from Electron Bank of $11,000, an additional gain on the 1998 sale of the building materials business of $23,460, and interest earned on its cash reserves of $40,692.

The conversion of foreign currency during fiscal 1999 resulted in a gain of $40,130. However this was offset by the foreign exchange loss of $48,500 from the revaluation of the property redevelopment assets, as explained above, creating a total foreign exchange loss of $8,370 included in the expense section of the statement of operations. The foreign exchange loss for fiscal 2000 was $43,992, which included $38,500 from the property redevelopment revaluation.

As discussed above, in fiscal 2000 UEC recorded amortization of $174,920 as a charge against the earnings from Kalininskaya and is included in expenses. The total expenses for fiscal 2000 were $888,776 compared to $660,883 the previous year, the bulk of the increase being the amortization charge described above. The salaries and benefits recorded in fiscal 2000 of $261,423 include one senior management staff for the full year as well as the chairman on a reduced salary basis. Support staff was kept to a low level with one in Toronto and one in Kyiv.

This salary cost is a reduction from the previous year's $346,457 as early in the year one senior staff member based in Kyiv was repositioned as a consultant at significant savings. Administrative expenses of $187,925 for fiscal 2000 increased from $153,463 reported in fiscal 1999. These costs include such items as office rent in Toronto, telephone, long distance, office expenses, insurance, corporate filing fees, reporting and expenses and project investigation. While the majority of costs were lower in fiscal 2000, the results appear to be an increase as the administrative expenses for fiscal 1999 were reduced by $61,877 relating to the reversal of directors' fees previously accrued.

Travel costs of $51,082 in 2000 reflect the cost of travel to and from Ukraine to monitor existing investments as well as investigating new projects, and reduced from the 1999 costs of $65,081. Professional fees include legal and audit costs and the increase to $117,221 in 2000 from $69,777 in 1999 was caused by additional legal costs to review existing agreements and prepare amendments. Consulting fees of $35,893 in 2000 represent the costs of senior staff previously on salary as well as technical support engaged during the year.

Net loss for the year ended March 31, 2000 was $486,494 or 10 cents per share compared to a loss of $342,995 or 8 cents per share in 1999. The weighted average number of shares outstanding used to calculate the loss per share was 5,073,694 in 2000 and 4,115,361 in 1999.

Liquidity and Capital Resources

UEC is currently entirely reliant upon its partners in the coal recovery operations for any cash flow. Those partners are required to make monthly payments based upon production and usage of coal recovered. They are behind in those payments and have continued to miss any new scheduled payment dates. The other major cash flow available to UEC comes from Electron Bank in the form of dividends, which are not declared until February and paid in March. In the past these dividends have been paid in the form of stock and it is likely that this could occur again. There is no further source of additional funds to meet the current overhead and expenses of UEC.

The cash resources available to UEC are minimal.

UEC had previously arranged for financial support to sustain operations but is not able to borrow further. The ability to raise funds through the capital markets has also been limited.

UEC has exercised its rights to have JSC Electron Bank repurchase UEC's investment but this payment is not required before May 26, 2002. There is the possibility that this payment might be protracted beyond that date. UEC has entered into an agreement to sell the other investments in preparation for the Transaction but as explained elsewhere in this Circular, the receivable from that sale is based upon an earn out and cash generated from the investments.

Risks

It is an inherent risk that UEC might not generate sufficient earnings from its investments, on a cash basis, to fund the level of operations and expenses that are currently in existence. The failure to achieve those returns, on a timely basis, could lead to a reduction in the operations of UEC and a need to raise additional funds at levels and rates below the appropriate or anticipated levels. Circumstances beyond the control of UEC could influence the anticipated returns such as the actual operations and profits of the investees. Further, UEC's estimates of anticipated returns could prove to be incorrect. If any of these events occur UEC could be subject to re-evaluation as a going concern.

In addition, due to the location of UEC's proposed investments, there are a significant number of additional risks that could severely impact upon the future profitability of UEC and its abilities to sustain operations. These include political and economic risks, currency risks, non-liquidity of investments, transfer risks, lack of protection and difficulties in enforcing rights and taxation. Ukraine, similar to other Central European and former Soviet Union countries, is evolving slowly from the former centrally planned, socialist economy to a market-oriented democratic model. In achieving that position there are a number of factors and steps which increase risk. In the process there is the possibility that certain laws and rules will be enacted that could adversely affect the value of UEC's investments. These rules could include the expropriation of assets or nationalization, enactment of tax laws that are onerous, imposition of currency controls and restrictions that might limit the amount of funds that can be withdrawn or that would require major adjustments to the carrying value, and imposition of controls on foreign ownership.

A significant portion of UEC's investments is in the coal sector, which has lately experienced increased volatility. There is a risk related to this economic sector with the fluctuations in the price and market.

Beyond government intervention, the investment process is influenced by the speed to which the country moves to a market economy, the process of the amendment of laws relating to the protection of assets and investments according to international norms, the integration of Ukraine into the international trading community, success in dealing with inflation and the restabilization of the currency, and obviously, general market risks.

Description of Share Capital

UEC is authorized to issue an unlimited number of common shares without nominal or par value. At the date hereof, 5,115,361 common shares are issued and outstanding as fully paid and non-assessable.

The holders of UEC Shares are entitled to dividends if, as, and when declared by the board of directors of UEC, to one vote per share at meetings of shareholders of UEC and, upon liquidation, to receive such assets of UEC as are distributed to the holders of the UEC Shares.

Fully Diluted Share Capital

The following table sets out the fully diluted share capital of UEC as at December 31, 2001:

	Number of Securities	Percentage of Total
UEC Shares Issued and Outstanding	5,115,361	92.4%
UEC Shares reserved for issuance	420,000	7.6%
	5,535,361	100%

Capitalization

The following table sets forth the unaudited consolidated capitalization of UEC as at March 31, 2001 and December 31, 2001.

This table should be read in conjunction with:

- the audited consolidated financial statements of UEC and the notes thereto included elsewhere in this Circular; and
- "Information Concerning Ukraine Enterprise Corporation – Management's Discussion and Analysis of Financial Condition and Results of Operations".

	March 31, 2001	**December 31, 2001**
Shareholders' Equity		
Common shares, unlimited shares authorized: 5,115,361, March 31, 2001 and 5,115,361, December 31, 2001 common shares issued and outstanding, respectively	$ 11,418,214	$ 11,418,214

Accumulated deficit	(6,542,511)	(9,035,533)
Foreign currency translation adjustment	(1,313,500)	(1,313,500)
Total Capitalization	$ 3,562,203	$ 1,069,181

Directors and Officers

The names, municipalities of residence, the number of voting securities of UEC beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in UEC, and the principal occupation of the directors and senior officers of UEC are as follows:

Name and Municipality of Residence	Number of UEC Shares Beneficially Owned	Offices Held	Principal Occupation[1]
Walter Curlook [2] Toronto, Ontario	50,000	Director	Management Consultant
The Hon. Jerry S. Grafstein, Q.C. Toronto, Ontario	424,700	Director	Counsel, Minden Gross Grafstein Greenstein (law firm); Member, The Senate of Canada
Gregory M. Keaney Toronto, Ontario	12,000	Director and Managing Director	Managing Director of UEC
George A. Ochrym [2] Toronto, Ontario	137,500	Director	President Consultec Ltd. (consulting engineers)
Frank Potter [2] Toronto, Ontario	900	Chairman and Director	Chairman, Emerging Markets Advisors Inc. (consulting firm)
James C. Temerty Toronto, Ontario Director	2,673,100[4]	Director	President and Chief Executive Officer, Northland Power Inc. (independent power company)

Notes:

(1) Information on residence, principal occupation and UEC Shares beneficially owned is not within the knowledge of the management of UEC and has been furnished by the respective nominees. Shareholdings are shown as at March 15, 2002.

(2) Member of the audit committee.

(3) Each director has, for the past five years, held the principal occupation indicated opposite their names in the table above other than Mr. Keaney who was the Chief Financial Officer and Secretary of UEC from January, 1997 until October, 1997.

(4) Mr. Temerty intends to sell up to 500,000 UEC Shares prior to the Amalgamation.

The information as to shares beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to UEC by the respective directors and senior officers as at the date hereof.

As at the date hereof, the directors and senior officers of UEC, as a group, beneficially own, directly or indirectly, or exercise control over 3,263,200 UEC Shares or approximately 63.8% of the issued and outstanding UEC Shares and each of them has indicated that they intend to vote their Shares in favour of each of the special resolutions at the Meeting.

Principal Holders of Securities

To the knowledge of the directors and senior officers of UEC as of March 15, 2002, the only persons who own, beneficially or of record, directly or indirectly, or who exercise control or direction over, more than 10% of any class of voting securities of UEC, except as follows:

Name	No. of UEC Shares	Percentage of Outstanding UEC Shares
James C. Temerty[(1)]	2,673,100	52.3%

Note:

(1) Mr. Temerty intends to sell up to 500,000 UEC Shares (approximately 9.8% of the outstanding UEC Shares) prior to the Amalgamation.

Summary of Executive Compensation

The following table sets forth a summary of compensation paid or earned by UEC's Chairman, Frank Potter, and UEC's Managing Director, Gregory M. Keaney (who are collectively hereinafter referred to as the "Named Executive Officers") for the three fiscal years ended March 31, 2001, 2000 and 1999 and for the nine months ended December 31, 2001.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	
Frank Potter[(1)] Chairman	2002[(2)] 2001 2000 1999	15,000 60,000 60,000 25,000	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Gregory M. Keaney Managing Director	2002[(2)] 2001 2000 1999	82,500 110,000 110,000 100,000	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

Notes:

(1) Mr. Potter began receiving remuneration as Chairman of UEC in November 1998. Mr. Potter's services to UEC were provided pursuant to a consulting agreement between UEC and Emerging Markets Advisors Inc.

(2) Indicates compensation earned by the Named Executive Officer for the nine months ended December 31, 2001.

Stock Options

	Date of Grant (yyyy/mm/dd)	Expiry Date (yyyy/mm/dd)	Number of Common Shares Under Option	Exercise Price Per Common Share	Market Value of Common Shares on Date of Grant	Vesting Dates of Outstanding Options (yyyy/mm/dd)
(a) Current and Past Executive Officers of UEC, as a group						
(2 persons)	2000/02/22	2005/02/22	200,000	$0.25	$0.14	2000/02/22
(b) Current and Past Directors of UEC who are not listed under (a), as a group						
(3 persons)	2000/02/22	2005/02/22	126,000	$0.25	$0.14	2000/02/22
(1 person)	2001/12/17	2005/02/22	42,000	$0.25	$0.11	2001/12/17
(c) All other current and past employees of UEC who are not listed under (a) or (b), as a group						

(3 persons)	2000/02/22	2005/02/22	52,000	$0.25	$0.14	2000/02/22

(d) All other current and past employees of UEC's subsidiaries who are not listed under (a), (b) or (c), as a group

Nil

(e) Any other person or company (includes underwriters)

Nil

Compensation of Directors

UEC currently has six directors.

Directors of UEC are entitled to receive a fee of $1,000 for each directors' meeting that was attended. In addition, each of the directors are entitled to receive a fee of $1,000 for each meeting of a committee of the Board of Directors of which such person was a member attended and the Chair of each such committee would receive an additional fee of $500 for each meeting thereof attended. In December 1996, the Board of Directors cancelled payment of all director's fees (other than in respect of those directors required to travel to any meeting of the Board of Directors or a committee thereof) in an effort to preserve UEC's cash resources.

Directors' and Officers' Liability Insurance

UEC has purchased directors' and officers' liability insurance with a liability limit of $1,000,000 for which UEC paid an annual premium of $21,000. The policy provides for a deductible payable by UEC of $25,000.

Prior Sales

No UEC Shares have been issued over the course of the past twelve months.

Price Range and Trading Volume of UEC Shares

The UEC Shares are listed and posted for trading on the CDNX. The following table sets out the historical high and low prices for trades and the volume of trading of the UEC Shares as reported by such exchange for the periods indicated.

	High ($)	Low ($)	Volume
2000			
First Quarter	0.26	0.05	104,500
Second Quarter	0.21	0.09	51,500
Third Quarter	0.35	0.20	336,200
Fourth Quarter	0.30	0.12	183,600
2001			
First Quarter	0.16	0.12	145,700
Second Quarter	0.26	0.10	158,500
Third Quarter	0.14	0.12	12,050
October	0.12	0.12	3,000
November	0.12	0.12	11,000
December	0.12	0.10	8,900
2002			
January (to January 25)[(1)]	0.20	0.20	10,000
February [(1)]	N/A	N/A	Nil
March (to March 15) [(1)]	N/A	N/A	Nil

Note:

(1) Trading in the UEC Shares was halted by CDNX before the opening of business on January 28, 2002 following the announcement by UEC of the entering into of the Amalgamation Agreement. As of the close of business on March 15, 2002, trading in the UEC Shares on CDNX had not resumed.

Dividend Record and Policy

The UEC Shares are entitled to dividends as and when declared by the board of directors. No dividends have been paid on any UEC Shares since UEC's incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

Indebtedness of Directors, Executive Officers and Senior Officers

No director, executive officer or other senior officer of UEC, or any associate of any such director or officer is, or has been at any time since the beginning of the most recently completed financial year of UEC, indebted to UEC nor is, or at any time since the beginning of the most recently completed financial year of UEC has, any indebtedness of any such person being the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by UEC.

Interests of Insiders in Material Transactions

During the three year period prior to the date of this Circular, none of the directors, executive officers, any principal shareholder named in this Circular or any associate or affiliate of such directors, officers or principal shareholder had any material interest in any transaction that has materially affected or will materially affect UEC, except James C. Temerty, a director and principal shareholder of UEC who is also a director and principal shareholder of Softchoice Oldco and is a lender to UEC in the amount of $175,000.

Interest of Certain Persons and Companies in Matters to be Acted On

UEC is not aware of any material interest of any director or senior officer of UEC or anyone who has held office as such since the commencement of UEC's last completed financial year or of any associates or affiliates of the foregoing or any other insider of UEC in the Transaction other than as disclosed elsewhere herein or as described below.

Relationship Between UEC and Professional Persons

To the knowledge of UEC, as of the date hereof, no professional person nor any associate or affiliate of such person has any beneficial interest, direct or indirect, in the securities or property of Softchoice Oldco or UEC or of an associate or affiliate of any of them, and no professional person is expected to be elected, appointed or employed as a director, senior officer or employee of Softchoice Oldco or UEC or of an associate or affiliate of any of them, or as a promoter of any such entity or of an associate or affiliate of any such entity.

Auditors, Transfer Agent and Registrar

The auditors of UEC are KPMG LLP, Commerce Court West, Suite 3300, Toronto, Ontario M5L 1B2

The transfer agent and registrar for UEC is Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

Legal Proceedings

There are no legal proceedings to which UEC is a party or to which its properties or assets are subject nor are any such proceedings known to be contemplated.

Material Contracts

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by UEC in the two years immediately prior to the date hereof are the following:

1. the Amalgamation Agreement, as described under the heading "The Transaction - Description of the Amalgamation Agreement";

2. Asset Sale Agreement, as described under the heading "Other Matters to Be Acted Upon - UEC Asset Disposition";

3. a notice to Electron Bank JSC requiring the repurchase by it of UEC's investment at its original value in U.S. dollars;

4. a demand promissory note granted in favour of James C. Temerty by UEC dated August 14, 2001 in the amount of $150,000; and

5. a demand promissory note granted in favour of James C. Temerty by UEC dated February 11, 2002 in the amount of $25,000.

Copies of these agreements will be available for inspection at the registered office of UEC during ordinary business hours prior to the date of the Meeting and for a period of thirty (30) days thereafter.

INFORMATION CONCERNING SOFTCHOICE OLDCO

General

Softchoice Oldco was incorporated as Gateware Canada Inc. under the CBCA by articles of incorporation dated November 15, 1989. The name of Softchoice Oldco was changed to Softchoice Corporation by articles of amendment dated September 13, 1990.

The registered and head office of Softchoice Oldco is located at 173 Dufferin Street, Suite 200, Toronto, Ontario, M6K 3H7. Softchoice Oldco's main telephone number is (416) 588-9002, its main fax number is (416) 588-9005.

Softchoice Oldco's United States operations are carried on by its wholly-owned subsidiary, Softchoice U.S., a corporation incorporated under the laws of the state of New York. The registered and head office of Softchoice U.S. is located at 3 Quincy Street, Norwalk, Connecticut 06850-4208.

For a description of the business of Softchoice Oldco, see "Information Concerning Softchoice – Business of Softchoice".

Description of Share Capital

Softchoice Oldco's authorized share capital consists of an unlimited number of Softchoice Oldco Shares, an unlimited number of Class B common shares, and an unlimited number of Class A special shares. As at the date hereof, there are 39,227,461 Softchoice Oldco Shares and 41,289 Class A special shares of Softchoice Oldco issued and outstanding. The issued and outstanding Class A special shares of Softchoice Oldco will be repurchased for an aggregate of $922,000 prior to the Effective Date. Prior to the Effective Date, Softchoice Oldco intends to issue up to 190,000 Softchoice Oldco Shares to its employees at a price per share equal to the fair market value thereof.

The holders of Softchoice Oldco Shares are entitled to one vote for each Softchoice Oldco Share held at all meetings of shareholders of Softchoice Oldco, are entitled to dividends if, as and when declared by the board of directors of Softchoice Oldco, and in the event of liquidation, dissolution or winding up of Softchoice Oldco, whether voluntary or involuntary, are entitled subject to the rights of holders of shares ranking prior to the Softchoice Oldco Shares, to participate pro rata in any distribution to the holders of Softchoice Oldco Shares.

Exchange Right Agreement

On October 20, 2000 Softchoice Oldco and Softchoice U.S. entered into an agreement (the "Exchange Right Agreement") with the other shareholders of Softchoice U.S. (the "Minority U.S. Shareholders"). Pursuant to the Exchange Right Agreement (i) Softchoice Oldco granted to the Minority U.S. Shareholders a right to require Softchoice Oldco to issue to each Minority U.S. Shareholder a specified number of Softchoice Oldco Shares in exchange for their shares in Softchoice U.S. (the "put right"); (ii) Softchoice Oldco was granted the right to require one or all of the Minority U.S. Shareholders from time to time to transfer their shares of Softchoice U.S. on the same basis as under the put right (the "call right"); (iii) the Minority U.S. Shareholders were prohibited from selling, transferring, pledging or otherwise disposing of their shares of Softchoice U.S. subject to certain exceptions; (iv) if the exercise of the put right or the call right subjects a Minority U.S. Shareholder to U.S. income tax based upon ordinary income treatment instead of capital gains treatment, Softchoice Oldco is required to pay, either in cash or in warrants of Softchoice Oldco to acquire Softchoice Oldco Shares at no additional cost, an amount that would reimburse the Minority U.S. Shareholder for such additional income tax payable; (v) if Softchoice Oldco exercises the call right, Softchoice Oldco is required to provide an interest free loan to those Minority U.S. Shareholders in respect of which the call right was exercised to enable such Minority U.S. Shareholders to pay the U.S. income tax that arises as a result of such exercise, such loan to be repayable in 10 years or, if earlier, when and to the extent that the Softchoice Oldco Shares are sold by such Minority U.S. Shareholder and such loan to be secured by the Softchoice Oldco Shares received upon the exercise of the call right; and (vi) Softchoice Oldco would not pay dividends on the Softchoice Oldco Shares, sub-divide, combine, reclassify or otherwise change the Softchoice Oldco Shares or issue securities to all or substantially all of the holders of the Softchoice Oldco Shares unless the Minority U.S. Shareholders receive an economically equivalent benefit.

All of the Minority U.S. Shareholders have converted their shares to Softchoice Oldco Shares. Pursuant to the obligation described in clause (v) in the previous paragraph, it is expected that Softchoice will be required to provide an interest-free loan to Mr. Doron in the amount of approximately $47,000. Management does not expect that it will be required to make any payment under clause (iv) of the previous paragraph to any of the Minority U.S. Shareholders.

Directors and Officers

The names, municipalities of residence, number of Softchoice Oldco Shares beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in Softchoice Oldco, and the principal occupation for the past five years of the directors and senior officers of Softchoice Oldco are as follows:

Name and Municipality of Residence	Number of Softchoice Oldco Shares Beneficially Owned	Offices Held	Principal Occupation
James C. Temerty Toronto, Ontario	16,579,151	Chairman	President and Chief Executive Officer, Northland Power Inc. (independent power company)
David Holgate Toronto, Ontario	8,933,436	President and Chief Executive Officer	Officer of Softchoice Oldco
Jone Panavas Toronto, Ontario	3,997,008	Vice President, People	Officer of Softchoice Oldco
David MacDonald Toronto, Ontario	25,000(1)	Senior Vice President and Chief Operating Officer	Officer of Softchoice Oldco; prior to April 2001, Vice President of North America, Xerox Business Services (office services company)
Anne Brace Toronto, Ontario	206,797	Vice President, Finance, Chief Financial Officer, Secretary and Treasurer	Officer of Softchoice Oldco; prior to January 1998, Chief Financial Officer of Applanix Corporation (position/orientation equipment manufacturer)
Nick Foster Toronto, Ontario	375,000	Director	Chief Executive Officer, Web Front Communications Inc. (web application development company); prior to April, 2000, Vice President of Softchoice Oldco
Chandran Rajaratnam Portland, Oregon	17,421	Director	President and Chief Executive Officer of Galois Connections Inc. (contract programming company); from May 1997 to March 2001, President and Chief Executive Officer of Softchoice Oldco; prior to May 1997, President and Chief Executive Officer of Gestetner Corporation (office services company)
Alex Barnett Ridgefield, Connecticut	4,449,645(2)	Director	President, A-Bar Consulting (consulting firm); from April 1997 to October 1998, Director, U.S. Operations of Softchoice Oldco; from April 1994 to March 1997, Internal Management Consultant, Union Carbide Corp. (chemical company).

Notes:
(1) These shares are owned by Mr. MacDonald's spouse, Elizabeth Whyte.
(2) These shares are owned by Mr. Barnett's spouse, Jean Barnett

The information as to shares beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to UEC by the respective directors and senior officers listed above as at the date hereof.

As at the date hereof, the directors and senior officers of Softchoice Oldco, as a group, beneficially own, directly or indirectly, or exercise control or direction over 34,583,458 Softchoice Oldco Shares or approximately 88.2% of the issued and outstanding Softchoice Oldco Shares. After giving effect to the Transaction, such individuals will beneficially own, directly or indirectly, approximately 14,823,446 Softchoice Shares, representing approximately 86.9% of the issued and outstanding Softchoice Shares.

Principal Shareholders

To the best of Softchoice Oldco's knowledge and based on existing information, as at the date hereof there are no persons who own, of record, or beneficially, directly or indirectly, more than 10% of the Softchoice Oldco Shares, and no directors or officers of Softchoice Oldco who own any Softchoice Oldco Shares, except as set out in the table below:

Name	Number of Softchoice Oldco Shares	% of Softchoice Oldco Shares
James C. Temerty[(1)]	16,579,151	42.26%
David Holgate	8,933,436	22.77%
Jean Barnett	4,449,645	11.34%
Jone Panavas	3,997,008	10.19%
Nick Foster	375,000	0.96%
Anne Brace	206,797	0.53%
David MacDonald[(2)]	25,000	0.06%
Chandran Rajaratnam	17,421	0.04%

Note:
(1) Held directly or indirectly through 978355 Ontario Ltd., JCT Management Ltd. and 1424898 Ontario Ltd.
(2) These shares are owned by Mr. MacDonald's spouse, Elizabeth Whyte.

Executive Compensation

See "Information Concerning Softchoice - Executive Compensation".

Stock Options

	Date of Grant (yyyy/mm/dd)	Expiry Date (yyyy/mm/dd)	Number of Common Shares Under Option	Exercise Price Per Common Share	Market Value of Common Shares on Date of Grant	Vesting Dates of Outstanding Options (yyyy/mm/dd)
(a) Current and Past Executive Officers of Softchoice Oldco, as a group						
(1 persons)	1999/04/12	2007/04/12	3,600	$ 1.85	$ 1.85	2002/04/12
(2 persons)	2000/05/01	2008/05/01	100,000	$ 2.87	$ 2.87	2003/05/01
(1 person)	2001/05/21	2009/05/21	75,000	$ 2.00	$ 2.00	2004/05/21
(b) Current and Past Directors of Softchoice Oldco who are not listed under (a), as a group						
None						
(c) All other current and past employees of Softchoice Oldco who are not listed under (a) or (b), as a group						
(70 persons)	1999/04/12	2007/04/12	85,900	$ 1.85	$ 1.85	2002/04/12
(6 persons)	1999/06/03	2007/06/03	3,000	$ 1.85	$ 1.85	2002/06/03
(1 person)	1999/08/18	2007/08/18	300	$ 1.85	$ 1.85	2002/08/18

	Date of Grant (yyyy/mm/dd)	Expiry Date (yyyy/mm/dd)	Number of Common Shares Under Option	Exercise Price Per Common Share	Market Value of Common Shares on Date of Grant	Vesting Dates of Outstanding Options (yyyy/mm/dd)
(2 persons)	2000/05/01	2008/05/01	90,000	$ 2.87	$ 2.87	2003/05/01
(100 persons)	2000/06/15	2008/06/15	156,800	$ 2.87	$ 2.87	2003/06/15
(17 persons)	2000/10/15	2008/10/15	65,500	$ 2.87	$ 2.87	2003/10/15
(4 persons)	2000/11/20	2008/11/29	16,000	$ 1.85	$ 1.85	2003/11/29
(1 person)	2001/03/31	2009/03/31	40,000	$ 2.00	$ 2.00	2004/03/31
(149 persons)	2002/01/31	2010/01/31	214,450	$ 2.19	$ 2.19	2005/01/31
(d) All other current and past employees of Softchoice Oldco subsidiaries who are not listed under (a), (b) or (c), as a group						
(35 persons)	1999/04/12	2007/04/12	45,200	$ 1.85	$ 1.85	2002/04/12
(1 person)	1999/08/18	2007/08/18	600	$ 1.85	$ 1.85	2002/08/18
(5 persons)	2000/05/01	2008/05/01	160,000	$ 2.87	$ 2.87	2003/05/01
(58 persons	2000/06/15	2008/06/15	132,200	$ 2.87	$ 2.87	2003/06/15
(24 persons)	2000/10/15	2008/10/15	23,800	$ 2.87	$ 2.87	2003/10/15
(3 persons)	2000/11/29	2008/11/29	2,100	$ 2.87	$ 2.87	2003/11/29
(2 persons)	2001/03/31	2009/03/31	5,500	$ 2.00	$ 2.00	2004/03/31
(120 persons)	2002/01/31	2010/01/31	147,900	$ 2.19	$ 2.19	2005/01/31

(e) Any other person or company (includes underwriters)

None

Others

Other than the foregoing, the aggregate value of other compensation (including benefits) paid by Softchoice Oldco and its subsidiaries to executive officers of Softchoice Oldco did not exceed the lesser of $10,000 times the number of executive officers and 10% of the cash compensation paid to executive officers during the financial period ended March 31, 2001.

Stock Option Plan

Softchoice Oldco has an employee stock option plan which is designed to attract and retain superior employees by providing them with the opportunity to participate in the growth of Softchoice Oldco. The current plan, which was adopted on February 18, 1999, permits the board of directors to grant options to purchase Softchoice Oldco Shares at a price determined by the board of directors, provided that such exercise price shall be not less than the market price of the Softchoice Oldco Shares on the business day prior to the date of grant. The aggregate number of Softchoice Oldco Shares reserved for issuance under the Plan is 3,559,000, being approximately 9% of the outstanding Softchoice Oldco Shares. Each option is personal to the optionee and is non-assignable and non-transferable. Each option vests at a time, and can be exercised during a period not to exceed ten years, determined by the board of directors at the time the option is granted.

Compensation of Directors

Directors of Softchoice Oldco do not receive any compensation for acting as director. Directors are entitled to have Softchoice Oldco reimburse their reasonable out-of-pocket expenses.

Directors' and Officers' Liability Insurance

In 2001, Softchoice Oldco purchased directors' and officers' liability insurance with a liability limit of $10,000,000 for which Softchoice Oldco paid an annual premium of $54,000. The policy provides for a deductible payable by Softchoice Oldco of $50,000.

Prior Sales

The only Softchoice Oldco Shares issued by Softchoice Oldco in the last twelve months are as set out below. As at March 15, 2002, 39,227,461 Softchoice Oldco Shares were issued and outstanding.

Date(1)	Number of Shares	Issue Price per Share	Aggregate Issue Price	Consideration Received
July 18, 2001	66,615	$2.00	$ 133,230	0.3736 share of Softchoice U.S.
October 5, 2001	2,429,683	$2.00	$4,859,366	13.6264 shares of Softchoice U.S.
February 27, 2002	71,323	$2.19	$ 156,197	0.4 share of Softchoice U.S.

Note:
(1) All shares were issued pursuant to the Exchange Right Agreement.

Price Range and Trading Volume of Softchoice Oldco Shares

There is no public market for the outstanding Softchoice Oldco Shares.

Indebtedness of Directors and Officers

Management of Softchoice Oldco is not aware of any indebtedness outstanding by the directors and senior officers of Softchoice Oldco to Softchoice Oldco at any time since April 1, 2001.

Dividend Record and Policy

Softchoice Oldco has not paid any dividends on its Softchoice Oldco Shares.

Interest of Management and Others in Material Transactions

Other than as disclosed herein, none of the present directors, officers or principal securityholders of Softchoice Oldco, nor any associate or affiliate of the foregoing nor, to the best of the information and belief of management of Softchoice Oldco, any of the former directors, senior officers or principal shareholders of Softchoice Oldco, have had any interest, direct or indirect, in any transaction within the three years prior to the date of this Circular or in any proposed transaction which has materially affected or will materially affect Softchoice Oldco, except as otherwise described herein and except for: (i) consulting fees paid to Nick Foster, Alex Barnett, and David Holgate (prior to his becoming an officer of Softchoice Oldco), or their associates, as further described in the section "— Related Party Transactions"; (ii) the issuance of an aggregate of 3,436,033 Softchoice Oldco Shares to Anne Brace, a company controlled by Mr. Temerty, Mr. Rajaratnam, Mr. Rajaratnam's wife and a limited liability company controlled by Mr. Rajaratnam in exchange for 10% of the outstanding common shares of Softchoice U.S.; and (iii) the issuance of options to acquire an aggregate of 130,105 Softchoice Oldco Shares at an exercise price of nil to James C. Temerty and Anne Brace, which options were immediately exercised.

Related Party Transactions

In the five preceding financial years prior to the date hereof, Softchoice Oldco has not acquired assets or procured services from any insider, promoter or member of management, or their respective associates or affiliates, other than as set forth below. Specifically, the following transactions took place between Softchoice Oldco and shareholders or companies controlled by directors as follows:

Softchoice Oldco paid consulting fees to directors and their associates in the amounts set forth in the following table:

Name of Individual	Fiscal Year 2002	Fiscal Year 2001(1)	Fiscal Year 2000(1)	Fiscal Year 1999
David Holgate.................	-	$365,000	-	-
Nick Foster	$42,536	$124,150	-	-
Alex Barnett.....................	-	$52,633	$90,714	$85,926

Notes:
(1) Accrued.
(2) All amounts were paid, or are payable, in cash.

Material Contracts

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by Softchoice Oldco in the last two years which can reasonably be regarded as presently material to Softchoice Oldco one the following:

1. the Amalgamation Agreement, as described in the under the heading "The Transaction – Description of the Amalgamation Agreement";

2. Credit Agreement between Softchoice Oldco and First Union National Bank dated April 22, 1999, as amended relating to a line of credit facility for the use of Softchoice Oldco and its subsidiaries, as described under the heading "Information Concerning Softchoice – Management's Discussion and Analysis of Financial Condition and Results of Operations"; and

3. Exchange Right Agreement between Softchoice Oldco, Softchoice U.S. and the other shareholders of Softchoice U.S. dated October 20, 2000 as described under the sub-heading " – Exchange Right Agreement" herein.

Copies of these agreements will be available for inspection at the head office of Softchoice Oldco during normal business hours prior to the Meeting and for a period of thirty (30) days thereafter.

Auditors, Transfer Agent and Registrar

The auditors of Softchoice Oldco are PricewaterhouseCoopers LLP, One Robert Speck Parkway, Suite 1100, Mississauga, Ontario, L4Z 3M3. Softchoice Oldco acts as the registrar and transfer agent for the Softchoice Oldco Shares.

Legal Proceedings

A former sales representative has filed a claim with the Colorado Civil Rights Division ("CCRD") alleging gender discrimination and that she was terminated in retaliation for reporting discriminatory actions. If the CCRD rules in her favour, the sales representative may pursue legal action against Softchoice Oldco.

A former employee of a prospective client of Softchoice Oldco has demanded US$250,000 from Softchoice Oldco as damages resulting from the termination of his employment which he alleges was caused by an employee of Softchoice Oldco. No action has been commenced.

Softchoice Oldco intends to defend in both instances if legal action is commenced. Management believes that any potential liability cannot be determined at this time, but is not likely to be material.

Other than the foregoing, there are no legal proceedings to which Softchoice Oldco is a party or to which its properties or assets are subject nor are any such proceedings known to be contemplated.

Relationship between Softchoice Oldco and Professional Persons

To the knowledge of management of Softchoice Oldco, as of the date hereof, no professional person nor any associate or affiliate of such person has any beneficial interest, direct or indirect, in the securities or property of Softchoice Oldco or UEC or of an associate or affiliate of any of them, and no professional person is expected to be elected, appointed or employed as a director, senior officer or employee of Softchoice Oldco or UEC or of an associate or affiliate of any of them, or as a promoter of any such entity or of an associate or affiliate of any such entity.

FEES AND EXPENSES

Costs of the Transaction, including expenses incurred by UEC and Softchoice Oldco in respect of legal, accounting, professional advisory fees, valuation fees, transfer agent, printing and stock exchange listing fees are estimated to be $600,000 in the aggregate.

INVESTOR RELATIONS ARRANGEMENTS

Neither Softchoice Oldco nor UEC has entered into any written or oral agreement or understanding with any person or company to provide any promotional or investor relations services for Softchoice Oldco or Softchoice or its securities.

APPROVAL AND CERTIFICATE OF UEC

The contents and sending of this Circular have been approved by the directors of UEC.

Where information contained in this Circular rests particularly within the knowledge of a person other than UEC, UEC has relied upon information furnished by such person.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The foregoing constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the securityholders.

DATED this 15th day of March, 2002.

(signed) "Frank Potter"
as Chief Executive Officer

(signed) "Gregory M. Keaney"
as Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS
OF UKRAINE ENTERPRISE CORPORATION

(signed) "George A. Ochrym"
Director

(signed) "Walter Curlook"
Director

CERTIFICATE OF SOFTCHOICE CORPORATION

With respect to information contained in this Circular which rests particularly within the knowledge of Softchoice Corporation, such information contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

The foregoing as it relates to Softchoice Corporation constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted on by the Shareholders.

DATED this 15th day of March, 2002.

(signed) "David Holgate"
Chief Executive Officer

(signed) "Anne Brace"
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS
OF SOFTCHOICE CORPORATION

(signed) "David MacDonald"
Director

(signed) "Jone Panavas"
Director

CONSENT OF CALCAP VALUATION SERVICES LIMITED

TO: The Directors of Ukraine Enterprise Corporation ("UEC")

We refer to the formal valuation (the "Valuation") dated January 23, 2002, which we prepared for the Special Committee of the Board of Directors of Ukraine Enterprise Corporation ("UEC") for the purpose of the proposed amalgamation of UEC and Softchoice Corporation. We consent to the filing of the Valuation with all provincial regulatory authorities and the inclusion of a summary of the Valuation in the management information circular (the "Circular") of UEC dated March 15, 2002.

DATED at Toronto, Ontario, Canada this 15th day of March, 2002.

(Signed) "Wayne Albo"
Calcap Valuation Services Limited

SCHEDULE A
ASSET SALE SPECIAL RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a) The sale of all or substantially all of the property of Ukraine Enterprise Corporation ("UEC") upon substantially the terms and conditions set forth in the management information circular of UEC dated March 15, 2002, with such changes thereto as the persons referred to in paragraph 2 hereof may approve (such approval to be conclusively evidenced by such person's signature on the instrument or instruments evidencing such sale) is hereby authorized and approved.

(b) Any one officer or director of UEC be and is hereby authorized and empowered to execute, swear to, acknowledge, deliver, file and record all contracts, instruments, agreements, transfers, assignments and any other document on behalf of UEC in such form as may be required in order to carry out the purpose hereof.

(c) The Board of Directors of UEC be and it is hereby authorized to revoke this resolution and any or all of the actions herein described, notwithstanding the approval by the shareholders of same, at any time prior to the completion thereof, if in the Board's sole discretion, it is in the best interests of UEC to do so.

SCHEDULE B
CONTINUANCE SPECIAL RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a) Ukraine Enterprise Corporation ("UEC") is hereby authorized to apply pursuant to section 187 of the *Canada Business Corporations Act* (the "CBCA") for a certificate of continuance continuing UEC as if it had been incorporated thereunder (the "Continuance").

(b) UEC is authorized to make application to the Director under the *Business Corporations Act* (Ontario) (the "OBCA") for his authorization to permit such continuance.

(c) The articles of continuance, which shall be in the form of the existing articles of UEC, with such additions and deletions as may be necessary to make the articles of continuance conform to the CBCA (the "Articles of Continuance"), are hereby approved.

(d) By-law No. 1 of UEC, as amended by such additions and deletions as may be necessary to make By-law No. 1 conform to the CBCA, is hereby confirmed.

(e) Upon the Continuance becoming effective and without affecting the validity or existence of UEC or of any act done under its articles, the articles of UEC be replaced by the Articles of Continuance.

(f) Notwithstanding that this special resolution has been duly passed by the shareholders of UEC, the directors of UEC are hereby authorized to revoke this special resolution and to abandon the application for the certificate of continuance at any time prior to the issue thereof without further approval from the shareholders of UEC.

(g) Any director or officer of UEC is hereby authorized and directed, acting for, in the name of and on behalf of UEC, to execute, under the seal of UEC or otherwise, and to settle the terms of and deliver the application for authorization to continue in another jurisdiction, in duplicate, to the Director under the OBCA and articles of continuance, in duplicate, in the form of the Articles of Continuance to the Director under the CBCA.

(h) Any director or officer of UEC is hereby authorized and directed, acting for, in the name of and on behalf of UEC, to execute or cause to be executed, under the seal of UEC or otherwise, and to deliver or to cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of UEC be necessary or desirable to carry out the intent of the foregoing special resolutions.

SCHEDULE C
AMALGAMATION SPECIAL RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a) The amalgamation of Ukraine Enterprise Corporation ("UEC") and Softchoice Corporation ("Softchoice Oldco") be and the same is hereby approved and the Amalgamation Agreement dated as of January 25, 2002, as amended, between UEC and Softchoice Oldco be and is hereby approved.

(b) Any one officer or director of UEC is authorized and directed to do and perform all things, including the execution of documents, which may be necessary or desirable to give effect to the foregoing resolution.

(c) Notwithstanding that this special resolution has been duly passed by the shareholders of UEC, the directors of UEC be, and they hereby are, authorized and empowered to revoke this special resolution at any time before the issue of a Certificate of Amalgamation and to determine not to proceed with the amalgamation of UEC and Softchoice Oldco, without further approval of the shareholders of UEC.

SCHEDULE D
VALUATION AND FAIRNESS OPINION

CALCAP
valuation services

34 St. Patrick Street, Suite 500
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January 23, 2002

The Special Committee of the Board of Directors
UKRAINE ENTERPRISE CORPORATION
Sun Life Centre, Merrill Lynch Tower
200 King Street West, Suite 1300
Toronto, Ontario M5H 3T4

Ladies and Gentlemen:

Calcap Valuation Services Limited ('CVSL') understands that Ukraine Enterprise Corporation ('UEC') intends to amalgamate with Softchoice Corporation ('Softchoice') to continue as one corporation ('Amalco') operating under the name 'Softchoice Corporation'. CVSL further understands that the amalgamation is considered a 'related party transaction' for purposes of Ontario Securities Commission Rule 61-501, by virtue of the fact that James C. Temerty is a director and shareholder of each of UEC and Softchoice.

A committee of independent members of the Board of Directors of UEC (the 'Special Committee') has been constituted to consider the proposed terms of the amalgamation and make recommendations thereon to the Board. The Special Committee has retained CVSL to provide opinions on the *en bloc* fair market value of the shares of UEC as of December 13, 2001 (the 'UEC Valuation'); the *en bloc* fair market value of the shares of Softchoice as of December 13, 2001 (the 'Softchoice Valuation'); and the fairness of the proposed transaction from a financial point of view to the shareholders of UEC other than James C. Temerty (the 'Fairness Opinion').

Engagement and Independence

The Special Committee engaged CVSL through an engagement agreement dated November 21, 2001. The engagement agreement specifies a fee based upon hours spent plus reasonable out-of-pocket expenses and provides for indemnification of certain liabilities that could arise out of this transaction. CVSL is completely independent of both Softchoice and UEC and its fee is not subject to any contingency with respect to the consummation of this transaction or the conclusions reached in the UEC Valuation, the Softchoice Valuation or the Fairness Opinion.

Credentials of CVSL

CVSL is a Canadian firm specializing in mergers and acquisitions and valuation of mid-market companies, primarily privately held businesses. Its principals have written books and articles on the subjects of acquisitions and valuation and lectured extensively throughout the United States and Canada. Each of the two individuals primarily responsible for preparing the opinions has more than twenty years of experience in the financial services industry and have been on the Board of Directors of appraisal societies in both Canada and the United States.

Definition of Fair Market Value

For purposes of the Softchoice Valuation and the UEC Valuation, fair market value is defined as the highest price expressed in terms of money or money's worth, available in an open and unrestricted market between informed and prudent parties, each acting at arm's length, where neither party is under any compulsion to act.

Scope of Review

In connection with the UEC Valuation, the Softchoice Valuation and the Fairness Opinion, we have reviewed and relied upon or carried out among other things, those matters listed in Exhibit A.

Assumptions and Limitations

The assumptions and limitations associated with the UEC Valuation, the Softchoice Valuation and the Fairness Opinion are set out in Exhibit B.

Overview of Softchoice

Softchoice is a North American reseller of personal computer software with sales focused on the small to medium size business market. Founded in 1989, Softchoice is today the leading software reseller in Canada with a market share of approximately 12 percent of the corporate and retail software reseller market. The company has recently conducted a significant expansion of operations in the U.S., where it has opened 28 new branches since the beginning of fiscal 1998. Since entering the U.S. market in 1995, Softchoice has grown to become one of the largest resellers of Microsoft products to U.S.-based small and medium size businesses. Softchoice revenue has increased from $29 million for the year ended March 31, 1996, to $399 million for the year ended March 31, 2001, representing a five-year compound annual growth rate of 69 percent.

Softchoice sells software by way of volume licences and full-packaged products. The company's extensive database includes more than 234,000 titles, which the company believes represents one of the most current and comprehensive selections of software titles in North America. The use of software licences among corporate customers has grown significantly in the last several years such that the sale of licences now accounts for about 80 percent of the company's revenue. For the year ended March 31, 2001, Microsoft products comprised 67 percent of Softchoice sales.

Softchoice Valuation

Valuation Approach

In reaching our conclusions noted herein, we have relied primarily on the discounted cash flow ('DCF') approach to value. We also reviewed the public market trading multiples for selected North American companies in a similar line of business to Softchoice, making adjustments as we deemed appropriate. In addition, we reviewed publicly available information with respect to recent transactions for companies in the computer hardware and software reseller industry, none of which were sufficiently comparable to Softchoice to derive any material insights into the value of Softchoice.

Discounted Cash Flow Analysis

The DCF approach to value takes into account the amount, timing and relative certainty of projected unlevered, after-tax cash flows expected to be generated by Softchoice. The DCF approach required that certain assumptions be made regarding, among other things, future cash flows, discount rates and continuing values beyond the explicit forecast period. In performing our analysis, we made numerous assumptions with respect to industry performance, general business, economic, market, and financial conditions and other matters. Such analyses and estimates are inherently subject to substantial uncertainty.

Assumptions

As a basis for development of projected future cash flows, we reviewed financial projections prepared by Softchoice management for the years ending March 31, 2002 to 2004, and the underlying assumptions related to these projections. With the benefit of understanding the assumptions behind management's projections, we independently developed a base case forecast for unlevered, after-tax free cash flows for Softchoice for the ten years ending March 31, 2002 to 2011.

With respect to Softchoice, the Special Committee has determined that public disclosure of future oriented financial information prepared by the management of Softchoice in the course of their business planning process would be competitively sensitive information and has requested that such confidential information not be disclosed. In accordance with this determination, the major underlying cash flow assumptions of our DCF model have not been included herein.

Sensitivity Analysis

In completing our DCF analysis, we did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses on our base projections. Sensitivities examined included revenue growth, gross margin, operating leverage, working capital intensity and capital expenditures. The results of these sensitivity analyses are reflected in our judgment as to the value of Softchoice.

Discount Rates

We selected an appropriate discount rate to apply to the projected unlevered, after-tax free cash flows for Softchoice. The discount rate is a weighted average cost of capital, which is a blend of the cost of capital for both debt and equity, assuming an optimal capital structure for Softchoice. The optimal capital structure was chosen based upon a review of the capital structures of companies in a similar line of business and the risks faced by Softchoice and the software reseller industry. The cost of equity was developed utilizing the Capital Asset Pricing Model ('CAPM'). CAPM calculates the cost of equity capital as a function of a risk-free rate of return, a premium for equity risk and an industry-specific risk factor, know as 'beta', which measures the volatility of equity prices relative to a broad market index. The cost of debt was developed based on the current interest rate paid by Softchoice on its debt facility, which was deemed to be at market levels. Based on our estimates of the components, the current weighted average cost of capital for Softchoice is 15.1 percent.

Continuing Value

Our approach to the calculation of continuing value beyond the forecast period was based upon a capitalization of cash flow. Our specific methodology assumes that in a competitive industry like software distribution, Softchoice's after-tax return on net new investment can be expected to eventually converge to the weighted average cost of capital as all excess profits are competed away ('the convergence formula'). The formula relies on terminal year free cash flow, the estimated WACC of 15.1 percent and a growth factor for free cash flow beyond the projection period of 8 percent per annum.

Value from the DCF Method

Taking into account the sensitivity analyses described above, the DCF approach generates an *en bloc* value for the common shares of Softchoice in the range of $80 million to $90 million as of December 13, 2001.

Comparable Company Analysis

We compared Softchoice to certain operating, financial and market value information for companies in the computer hardware and software reseller industry. The companies we reviewed are as follows:

- CDW Computer Centers, Inc.
- Insight Enterprises, Inc.
- PC Connection, Inc.
- Software Spectrum, Inc.

We note that none of the companies are identical to Softchoice and accordingly, our analysis necessarily involved complex consideration and judgments concerning differences in size, liquidity, financial and operating characteristics and other factors that would necessarily affect the value of Softchoice relative to the trading values of the companies to which Softchoice was being compared. Because of the limited comparability of the companies to Softchoice, we used this method as a reasonableness test of the conclusion reached in our DCF valuation. Based upon our analysis of the comparable companies, we are satisfied that our DCF conclusion is in the range of results suggested by public market pricing.

Value Conclusion

Based upon and subject to the foregoing, we are of the opinion that as of December 13, 2001, the *en bloc* fair market value of the common shares of Softchoice is in the range of $80 million to $90 million.

UEC Overview

UEC is a company listed on the Canadian Venture Exchange. Its original objective was investing in commercial and industrial enterprises in the Ukraine. For purposes of this valuation, we have been instructed by the Special Committee to assume that as of December 13, 2001,all of UEC's investments have been wound up and its major assets consist of receivables from the sale of those investments.

UEC Valuation

In reaching our conclusions noted herein, we have relied primarily on a net asset value approach. Given the character of UEC's assets, we do not believe that alternative approaches, including comparable company analysis, precedent transaction analysis or income-based methods, are relevant to value.

We reviewed UEC's *pro forma* balance sheet as at December 13, 2001, assuming that all investments had been wound up, which indicated a book value of equity of $2,554,295 prior to consideration of any discounts for the realizable value of the receivables. We reviewed the reasonableness of allowances against the receivables that were calculated by management. In assessing the adequacy of the allowances, we relied upon the representations of management as to the collectibility and likely timing of the receipts, without independent investigation and verification of the credit worthiness of the foreign obligors. Prior to consideration of the value, if any, of UEC as a public 'shell', the adjusted net asset value of UEC was approximately $1.5 million.

We investigated the current market for public 'shell' companies and concluded that the value for a company with a limited number of shareholders fell in the range of nominal to $200,000.

Value Conclusion

Based upon and subject to the foregoing, we are of the opinion that as of December 13, 2001, the *en bloc* fair market value of the common shares of UEC is in the range of $1.5 million to $1.7 million.

Fairness Opinion

We understand that under the terms of the amalgamation, shareholders of UEC will receive 0.100 common shares of Amalco for each share of UEC held by them immediately prior to the amalgamation and shareholders of Softchoice will receive 0.421 common shares of Amalco for each common share of Softchoice held by them immediately prior to the amalgamation. The terms of the amalgamation will be fully described in the UEC information circular.

We are of the opinion that as of December 13, 2001, the consideration offered is fair from a financial point of view to the shareholders of UEC, other than James C. Temerty.

Yours very truly,

CALCAP VALUATION SERVICES LIMITED
per:

"Wayne P. Albo"	"Susan A. Gilette"
Wayne P. Albo, FCA, FCBV	Susan A. Gillette, ASA

Exhibit A

Scope of Work

Softchoice Documents and Interviews

1. Audited consolidated financial statements for Softchoice Corporation for the fiscal years ended March 31, 1996 to 2001, and the six months ended September 30, 2001.
2. Non-consolidated financial statements for Canadian operations, for the fiscal years ended March 31, 1996 to 2001, and the six months ended September 30, 2001
3. Non-consolidated financial statements for US operations for the fiscal years ended March 30, 1997 to March 31, 2001, and the six months ended September 30, 2001
4. Softchoice fiscal 2002 Financial Plan
5. Management's projections for the last half of fiscal 2002 and for the fiscal years ended March 31, 2003 and 2004, together with supporting documentation, including detailed expense buildups and assumptions for gross margins, headcounts, sales productivity, capital expenditures and balance sheet relationships
6. Historical sales breakdowns by product type and vendor
7. Historical sales by branch
8. Historical sales productivity indicators including average order size, revenue per buying account and revenue per salesperson
9. Historical analyses of variances between actual results and plan
10. Loan agreement dated July 27, 2001
11. History of share issuance and transactions from inception of the company
12. Softchoice preliminary prospectus dated September 8, 2000
13. Corporate overview presentation
14. Various promotional literature regarding the company
15. Interviews with executive management team, major shareholders and outside advisors
16. Visit to company headquarters in Toronto

Softchoice External Documents

1. Nielsen market share data for Softchoice for the six-month period January to July, 2000 and 2001
2. Appraisal of Softchoice Corporation by Price Waterhouse Coopers dated February 10, 1999
3. Presentation to Softchoice by BMO Nesbitt Burns dated September 18, 2001
4. Various presentations to Softchoice by investment banking firms during the year 2000
5. 10-K's for latest fiscal years for CDW Computer Centers, Inc., Insight Enterprises, Inc. and PC Connection, Inc. and Software Spectrum, Inc.
6. Pricing data for the same companies from the NASDAQ website
7. 10-Q's for CDW, Insight and PC Connection for the period ended September 30, 2001

8. Press release dated November 20, 2001, titled 'Software Spectrum Reports Fiscal 2002 Second Quarter Earnings'
9. First Call earnings estimates for CDW, Insight and PC Connection from the Yahoo Finance website
10. Betas for CDW, Insight, PC Connection and Software Spectrum from the Yahoo Finance website
11. Done Deals Data online database
12. Various press releases and information circulars for transactions in the hardware and software reseller industry

UEC Internal Documents and Interviews

1. Audited financial statements for the fiscal years ended March 31, 2000 and 2001.
2. Interim financial statements for the six months ended September 30, 2001
3. *Pro forma* financial statements for the period ended December 13, 2001.
4. Interviews with managing director and major shareholder

Exhibit B

Assumptions and Limitations

In arriving at our opinion of value for UEC, Softchoice and our Fairness Opinion, we have:

- relied upon and assumed the accuracy and completeness of the financial and other information supplied to us, without independent verification.

- assumed that the projected financial information has been reasonably prepared on a basis reflecting the best currently available estimates and judgment of senior management.

- assessed the economic, financial, market and general business conditions and the condition and prospects of UEC and Softchoice prevailing as of December 13, 2001. We made numerous assumptions with respect to same, many of which are beyond our control and that of UEC and Softchoice management.

- conducted analyses as we deemed necessary, including reviewing historical and projected financial and operating data. The preparation of an opinion of value or a fairness opinion is a complex process. Our opinions were arrived at giving consideration to our analyses viewed as a whole and are not susceptible to partial analysis.

- rendered our opinions as of December 13, 2001. We have no obligation and do not intend to update or revise our opinion after that date.

- not expressed our opinion as to the price or range of prices at which the common stock may trade subsequent to the amalgamation.

SCHEDULE E
AMALGAMATION AGREEMENT

THIS AGREEMENT made the day 25th of January, 2002, as amended,

B E T W E E N :

UKRAINE ENTERPRISE CORPORATION,
a corporation incorporated under the laws of the Province of Ontario, (hereinafter called "UEC"),

- and -

SOFTCHOICE CORPORATION,
a corporation incorporated under the laws of Canada, (hereinafter called "Softchoice Oldco"),

THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations, warranties and indemnities herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties covenant and agree as follows

ARTICLE I
INTERPRETATION

1.1 *Defined Terms*

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings specified or referred to below and grammatical variations of such terms shall have corresponding meanings:

(a) "Act" means the *Canada Business Corporations Act*, R.S.C. 1985, C. C-44 as amended and includes any re-enactment thereof and any statute substituted therefor;

(b) "Agreement" means this Amalgamation Agreement and all amendments hereto made by written agreement between the parties hereto, "herein" and similar expressions mean and refer to this Agreement and not to any particular Article, section, subsection or Schedule;

(c) "Amalgamating Corporations" means Softchoice Oldco and UEC;

(d) "Amalgamation" means the amalgamation of Softchoice Oldco and UEC pursuant to section 181 of the Act as contemplated by this Agreement;

(e) "Asset Sale" means the sale by UEC of all or substantially all of the property of UEC;

(f) "Audited Financial Statements" means the audited consolidated financial statements of Softchoice Oldco or UEC, as the case may be, as at and for the financial years ended March 31, 2001, March 31, 2000 and March 31, 1999, including the notes thereto and the report of its auditors thereon;

(g) "Business Day" means any day other than a Saturday or a Sunday or a statutory holiday in Ontario;

(h) "Caledon" means Caledon Coal Corporation Limited, a corporation incorporated under the laws of Guernsey;

(i) "Caledon Shareholders' Agreement" means the shareholders' agreement dated August 1, 1997 between UEC and The Winchester Group Inc., Kudu Trust, Sable Trust, Chester Trust and Caledon;

(j) "Confidentiality Agreements" has the meaning ascribed thereto in Section 1.6;

(k) "Continuance" means the continuance of UEC under the Act;

(l) "Contract" means any agreement, indenture, contract, lease, deed of trust, licence, option, instrument or other commitment, whether written or oral;

(m) "Director" means the Director appointed under section 260 of the Act;

(n) "Dissent Rights" mean the rights of Dissenting Shareholders to dissent under section 190 of the Act with respect to the Amalgamation or section 185 of the *Business Corporations Act* (Ontario) with respect to the Continuance or the Asset Sale;

(o) "Dissenting Shareholders" means the holders of UEC Shares or holders of Softchoice Oldco Shares who exercise rights of dissent under section 190 of the Act with respect to the Amalgamation or holders of UEC Shares who exercise rights of dissent under section 185 of the *Business Corporations Act* (Ontario) with respect to the Continuance or the Asset Sale;

(p) "Effective Date" means the Business Day after the UEC Shareholders' Meeting or such other effective date set forth in the certificate of amalgamation issued pursuant to the Act in respect of the Amalgamation;

(q) "Electron" means Electron Bank JSC, a bank incorporated under the laws of Ukraine;

(r) "Encumbrance" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, any matter capable of registration against title, option, right of pre-emption, privilege or any Contract to create any of the foregoing;

(s) "Exchange Right Agreement" means the exchange right agreement dated October 20, 2000 among Softchoice Oldco, Softchoice Subsidiary and the other shareholders of Softchoice Subsidiary;

(t) "Financial Statements" of Softchoice Oldco or UEC means the Audited Financial Statements and the Interim Financial Statements of Softchoice Oldco or UEC, as the case may be;

(u) "GST" means any and all taxes payable under PART IX of the *Excise Tax Act* (Canada) or under any provincial legislation similar to Part IX of such Act;

(v) "Information Circular " means the management information circular of UEC to be sent to shareholders of UEC in connection with the UEC Shareholders' Meeting;

(w) "Interim Financial Statements" means the unaudited consolidated financial statements of Softchoice Oldco or UEC, as the case may be, as at and for the six month periods ended September 30, 2001 and September 30, 2000;

(x) "Kalininskaya Project" means a fine coal recovery project based in Horlovka, Ukraine utilizing spiral recovery equipment to re-process tailings and to sell the resulting coal;

(y) "Meetings" means the Softchoice Oldco Shareholders' Meeting and the UEC Shareholders' Meeting;

(z) "Minority Approval" means the minority approval (as defined in Rule 61-501) of the UEC Shareholders;

(aa) "Podil Property" means the property interest of UEC located at 60 Frunze Street, Kyiv, Ukraine;

(bb) "Purchase Agreement" has the meaning ascribed thereto in Section 7.4(b);

(cc) "Rule 61-501" means Rule 61-501 of the Ontario Securities Commission;

(dd) "Sofiivska Property" means the property interest in Apartment 10 located at 25 Sofiivska Street, Kyiv, Ukraine;

(ee) "Softchoice" means the corporation continuing upon the Amalgamation becoming effective;

(ff) "Softchoice Oldco Business" means the business currently and heretofore carried on by Softchoice Oldco and its subsidiaries consisting of business-to-business direct marketing of software products in North America;

(gg) "Softchoice Oldco Shareholders Meeting" has the meaning set out in section 7.3(c);

(hh) "Softchoice Oldco Shares" means the Class A common shares in the capital of Softchoice Oldco;

(ii) "Softchoice Shares" means common shares in the capital stock of Softchoice;

(jj) "Softchoice Subsidiary" means Softchoice Corporation, a New York corporation;

(kk) "subsidiary" has the meaning ascribed thereto in the Act;

(ll) "Sukhodolska Project" means a fine coal recovery project based in Krasnodon, Ukraine utilizing spiral recovery equipment to re-process tailings and sell the resulting coal;

(mm) "Tax Act" means the Income Tax Act (Canada) as amended from time to time;

(nn) "UEC Business means the business currently and heretofore carried on by UEC consisting of the investment in ventures and opportunities in Ukraine;

(oo) "UEC Shares" means the common shares in the capital of UEC;

(pp) "UEC Shareholders Meeting" has the meaning set out in section 7.4(c);

(qq) "UEC Subsidiaries" means, collectively, Caledon, Adelanco Limited and Key Ventures Limited;

1.2 *Currency*

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian funds.

1.3 *Sections and Headings*

The division of this Agreement into sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to a section or a Schedule refers to the specified section of or Schedule to this Agreement.

1.4 *Number, Gender and Persons*

In this Agreement, words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders and words importing persons shall include individuals, corporations, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities.

1.5 *Accounting Principles*

Any reference in this Agreement to generally accepted accounting principles refers to generally accepted accounting principles as approved from time to time by the Canadian Institute of Chartered Accountants or any successor institute.

1.6 *Entire Agreement*

Except for the letter of Softchoice Oldco dated November 29, 2001 and the letter of UEC dated November 29, 2001 (collectively, the "Confidentiality Agreements") relating to confidentiality and sharing fees or as provided herein, this Agreement contains the entire agreement between the parties hereto concerning the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, and there are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as herein provided.

1.7 *Time of Essence*

Time shall be of the essence of this Agreement.

1.8 *Construction*

The parties agree that each party and its counsel have reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments, schedules or exhibits thereto.

1.9 *Applicable Law*

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein, and each party hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of such province and all courts competent to hear appeals therefrom.

1.10 *Severability*

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

1.11 *Successors and Assigns*

This Agreement shall enure to the benefit of and shall be binding on and enforceable by the parties and their respective successors and permitted assigns. No party may assign any of its rights or obligations hereunder without the prior written consent of the other parties.

1.12 *Amendments and Waivers*

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

ARTICLE II
AMALGAMATION

2.1 *Amalgamation*

Subject to the terms and conditions hereinafter set out, the Amalgamating Corporations hereby agree to amalgamate and to continue as one corporation as of the Effective Date pursuant to section 181 of the Act on the terms and conditions set forth in this Agreement.

2.2 *Name of Amalgamated Corporation*

The name of the amalgamated corporation resulting from the Amalgamation shall be "Softchoice Corporation".

2.3 *Restrictions on Business*

There shall be no restriction on the business which Softchoice is authorized to carry on.

2.4 *Registered Office*

The registered office of Softchoice shall be situated in the City of Toronto, in the Province of Ontario.

2.5 *Authorized Capital*

The authorized capital of Softchoice shall be an unlimited number of common shares and an unlimited number of preferred shares. The rights, privileges, restrictions and conditions attaching to the preferred shares are set out in Appendix 1.

2.6 *Restrictions on Transfer*

There shall be no restrictions on the transfer of shares in the capital of Softchoice.

2.7 *Board of Directors*

The board of directors of Softchoice shall, until changed in accordance with the Act, consist of a minimum of 3 and a maximum of 15 directors. The number of directors within such minimum and maximum numbers shall be fixed from time to time by resolution of the directors. On the Effective Date, the number of directors shall be six. The first directors of Softchoice, who shall hold office until the first annual meeting of Softchoice or until their successors are duly elected or appointed, shall be as set out below:

Directors	Residence
James C. Temerty	38 Park Lane Circle, Toronto, Ontario
David Holgate	6 Parson Court, Toronto, Ontario
David MacDonald	28 Delhi Crescent, Unionville, Ontario
Frank Potter	2302, 175 Cumberland Street, Toronto, Ontario
Laurence Tapp	1151 Richmond Street North, London, Ontario
John Warberg	30 High Point Road, Toronto, Ontario

2.8 *Officers*

The officers of Softchoice, until changed by the directors, shall be as follows:

Name	Office
James C. Temerty	Chairman of the Board
David Holgate	President and Chief Executive Officer
Jone Panavas	Vice-President, People
David MacDonald	Senior Vice-President and Chief Operating Officer
Anne Brace	Vice-President, Finance, Secretary-Treasurer and Chief Financial Officer

2.9 *Power to Grant Security*

Without in any way limiting any powers of Softchoice, for the purpose of securing any bonds, debentures, or debenture stock which it is by law entitled to issue, Softchoice may hypothecate, mortgage or pledge, and cede and transfer, any property, movable or immovable, present or future, which it may own in the Province of Quebec.

2.10 *Effect of Amalgamation*

The Amalgamating Corporations acknowledge that, pursuant to the Act, among other things, on the Effective Date the property of each Amalgamating Corporation continues to be the property of Softchoice and Softchoice continues to be liable for the obligations of each Amalgamating Corporation. In this regard, each Amalgamating Corporation and Softchoice shall, from time to time and at all times hereafter, at the request of the other Amalgamating Corporation where applicable, do all such further acts and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof and to give effect to the Amalgamation.

2.11 *By-Laws*

The by-laws of Softchoice, until repealed or amended, shall be the by-laws of Softchoice Oldco.

2.12 *Auditors*

The auditors of Softchoice, until the first annual meeting of shareholders, shall be PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario unless they resign or are removed in accordance with the Act.

ARTICLE III
MANNER OF CONVERSION OF SHARES

3.1 *Conversion of Outstanding Shares*

On the Effective Date, subject to the exercise of Dissent Rights, the issued and outstanding shares of UEC and Softchoice Oldco shall be converted into issued and outstanding shares of Softchoice as follows:

(a) each issued and outstanding UEC Share, other than those held by Softchoice Oldco, shall be converted into 0.1 fully paid, issued and outstanding Softchoice Shares;

(b) each issued and outstanding Softchoice Oldco Share, other than those held by UEC, shall be converted into 0.421 fully paid, issued and outstanding Softchoice Shares;

(c) each issued and outstanding Softchoice Oldco Share held by UEC, and each issued and outstanding UEC Share held by Softchoice Oldco, shall be cancelled without any repayment of capital.

3.2 *Outstanding Options*

Each option to purchase a UEC Share outstanding on the Effective Date will become an option to purchase 0.1 of a Softchoice Share at a price per share equal to the exercise price prior to the Amalgamation divided by 0.1. Each option to purchase a Softchoice Oldco Share outstanding on the Effective Date will become an option to purchase 0.421 of a Softchoice Share at a price per share equal to the exercise price prior to the Amalgamation divided by 0.421. Each option to purchase a Class B Common Share of Softchoice Oldco outstanding on the Effective Date will become an option to purchase 0.421 of a Softchoice Share at a price per share equal to the exercise price prior to the Amalgamation divided by 0.421. All other terms and conditions of such options, including expiry and manner of exercise, shall be governed by the option plan pursuant to which the options were issued with such adjustments and modifications as may be necessary to reflect the foregoing.

3.3 *Certificates*

Following the Effective Date, certificates for shares of Softchoice shall be issued to former holders of shares of the Amalgamating Corporations in accordance with the provisions of Section 3.1.

3.4 *Fractional Shares*

Fractional Softchoice Shares shall not be issued. Where a holder of Softchoice Oldco Shares or UEC Shares would become entitled to a fractional share of Softchoice pursuant to Section 3.1, such fraction will be cancelled if it is less than one-half of a share, or increased to a full share if it is one-half or greater. Where a fractional share is cancelled, no compensation will be paid to the shareholder. Where a fraction is increased to a full share, no additional consideration will be required to be paid by the shareholder.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SOFTCHOICE OLDCO

Softchoice Oldco represents and warrants to UEC as follows and acknowledges and confirms that UEC is relying on such representations and warranties in connection with its entering into the Amalgamation:

4.1 *Organization*

Softchoice Oldco is a corporation duly incorporated and organized and validly subsisting under the Act and has the corporate power to own or lease its property, to carry on the Softchoice Oldco Business as now being conducted by it, to enter into this Agreement and to perform its obligations hereunder. Softchoice Oldco is duly qualified as a corporation to do business in each jurisdiction in which the nature of the Softchoice Oldco Business or the property and assets owned or leased by it makes such qualification necessary.

4.2 *Authorization*

This Agreement has been duly authorized, executed and delivered by Softchoice Oldco and is a legal, valid and binding obligation of Softchoice Oldco, enforceable against Softchoice Oldco by UEC in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

4.3 *Authorized and Issued Capital*

The authorized capital of Softchoice Oldco consists of an unlimited number of Class A special shares, an unlimited number of Softchoice Oldco Shares and an unlimited number of Class B common shares, of which 41,289 Class A special shares and 39,156,138 Softchoice Oldco Shares (and no more) have been duly issued and are outstanding as fully paid and non-assessable.

4.4 *Options*

Except for rights in favour of Michael Doron under the Exchange Right Agreement to exchange an aggregate of 0.4 common shares of the Softchoice Subsidiary (representing 0.2% of the outstanding common shares of Softchoice Subsidiary) for 71,323 Softchoice Oldco Shares and options issued to officers and employees of Softchoice Oldco or the Softchoice Subsidiary to purchase an aggregate of 1,067,700 Softchoice Oldco Shares and 1,005,500 Class B Common Shares of Softchoice Oldco, no person, firm or corporation has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any unissued shares or other securities of Softchoice Oldco or any of its subsidiaries (except for Softchoice Oldco in the case of the Softchoice Subsidiary).

4.5 *Subsidiaries*

Softchoice Oldco does not own and does not have any agreements of any nature to acquire, directly or indirectly, any shares in the capital of or other equity or proprietary interests in any person, firm or corporation, except that (i) it owns 99.8% of the shares of the Softchoice Subsidiary, 100% of the shares of Prezoom.com Corporation, a corporation incorporated under the laws of Canada, and Prezoom.com Corporation, a corporation incorporated under the laws of Delaware, (collectively the "Prezoom Companies") and 50% of the shares of Plutogroup.com Corporation, and (ii) that it has the right to acquire the remaining shares of Softchoice Subsidiary pursuant to the Exchange Right Agreement. The Prezoom Companies and Plutogroup.com Corporation are inactive.

4.6 *No Violation*

The execution and delivery of this Agreement by Softchoice Oldco and the consummation of the transactions herein provided for will not result in either:

(a) the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of Softchoice Oldco or any of its subsidiaries under:

(i) any Contract to which Softchoice Oldco or any of its subsidiaries is a party or by which any of them is, or any of their respective properties are, bound, subject to the consent of First Union National Bank, Microsoft Corporation and certain landlords;

(ii) any provision of the constating documents, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of Softchoice Oldco or any of its subsidiaries;

(iii) any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over Softchoice Oldco or any of its subsidiaries;

(iv) any licence, permit, approval, consent or authorization held by Softchoice Oldco or any of its subsidiaries or necessary to the ownership or the operation of the Softchoice Oldco Business or the business of such subsidiary, as the case may be; or

(v) any applicable law, statute, ordinance, regulation or rule; or

(b) the creation or imposition of any Encumbrance on any of the property or assets of Softchoice Oldco or any of its subsidiaries.

4.7 *Business of Softchoice Oldco*

The Softchoice Oldco Business is the only business operation carried on by Softchoice Oldco and its subsidiaries, and the property and assets owned or leased by Softchoice Oldco or its subsidiaries are sufficient to carry on the Softchoice Oldco Business.

4.8 *Consents and Approvals*

Softchoice Oldco is not subject to any requirement to make any filing with, give any notice to or obtain any licence, permit, certificate, registration, authorization, consent or approval of, any governmental or regulatory authority as a condition to the lawful consummation of the transactions contemplated by this Agreement. There is no requirement under any Contract relating to the Softchoice Oldco Business or Softchoice Oldco or any of its subsidiaries to which Softchoice Oldco or any of its subsidiaries is a party or by which it is bound to give any notice to, or to obtain the consent or approval of, any party to such agreement, instrument or commitment relating to the consummation of the transactions contemplated by this Agreement, except for certain agreements relating to its banking arrangements with First Union National Bank, the Large Account Reseller Agreement with Microsoft Corporation and certain leases of premises.

4.9 *Financial Statements*

The Financial Statements of Softchoice Oldco have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods, are correct and complete and present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of Softchoice Oldco and its subsidiaries as at the respective dates of such Financial Statements and the sales, earnings and results of operations of Softchoice Oldco and its subsidiaries for the respective periods covered by such Financial Statements.

4.10 *Books and Records*

The books and records of Softchoice Oldco fairly and correctly set out and disclose in accordance with generally accepted accounting principles the consolidated financial position of Softchoice Oldco as at the date hereof and all financial transactions of Softchoice Oldco have been accurately recorded in such books and records.

The minute books of Softchoice Oldco contain accurate and complete records of all meetings, resolutions and corporate actions taken by the shareholders, boards of directors and all committees thereof. No meeting of shareholders, directors or any committee of either of them has been held for which minutes have not been prepared and are not contained in such minute books.

4.11 *Absence of Changes*

Since March 31, 2001, Softchoice Oldco and each of its subsidiaries has carried on the Softchoice Oldco Business and conducted its operations and affairs only in the ordinary and normal course consistent with past practice and, except as disclosed in the Interim Financial Statements of Softchoice Oldco, there has not been:

(a) any material adverse change in the condition (financial or otherwise), assets, liabilities, operations, earnings, business or prospects of Softchoice Oldco or any of its subsidiaries;

(b) any obligation or liability (whether absolute, accrued, contingent or otherwise, and whether due or to become due) incurred by Softchoice Oldco or any of its subsidiaries, other than those incurred in the ordinary and normal course and consistent with past practice;

(c) any payment, discharge or satisfaction of any Encumbrance, liability or obligation of Softchoice Oldco or any of its subsidiaries (whether absolute, accrued, contingent or otherwise, and whether due or to become due) other than payment of accounts payable and tax liabilities incurred in the ordinary course of business consistent with past practice;

(d) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares in the capital of Softchoice Oldco or any of its subsidiaries or any direct or indirect redemption, purchase or other acquisition of any such shares, other than pursuant to the Exchange Right Agreement; or

(e) any issuance or sale by Softchoice Oldco, or any Contract entered into by Softchoice Oldco or any of its subsidiaries, for the issuance or sale by Softchoice Oldco or any of its subsidiaries, of any shares in the capital of or securities convertible into or exercisable for shares in the capital of Softchoice Oldco or any of its subsidiaries, other than pursuant to the Exchange Right Agreement;

4.12 *Taxes*

Each of Softchoice Oldco and its subsidiaries has duly filed on a timely basis all tax returns, elections and reports required to be filed by it and such are true complete and correct and has paid all taxes assessments, reassessments, governmental charges, penalties, interest and fines due and payable by it. Each of Softchoice Oldco and its subsidiaries has made adequate provision for taxes payable by it for the current period and any previous period for which tax returns are not yet required to be filed. There are no audits, actions, assessments suits, proceedings, investigations or claims pending or, to the knowledge of Softchoice Oldco, likely, due to any grounds, including aggressive treatment of income, expenses, credits or other amounts in filing its tax returns, or threatened against, Softchoice Oldco or any of its subsidiaries in respect of taxes, governmental charges or assessments, nor are there any material matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority. Neither Softchoice Oldco nor any of its subsidiaries is party to any agreement or undertaking with respect to taxes.

The Canadian federal income tax liability of Softchoice Oldco has been assessed by the Canada Customs and Revenue Agency for all fiscal years up to and including the fiscal year ended March 31, 2001. There are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of any tax, governmental charge or deficiency against, Softchoice Oldco or any of its subsidiaries. Neither Softchoice Oldco nor any of its subsidiaries has been and is not currently required to file any, returns, elections or designations with any taxation authority located in any jurisdiction outside Canada or the United States.

Each of Softchoice Oldco and its subsidiaries has withheld from each payment made to any of its past or present employees, officers or directors, and to any non-resident, the amount of all taxes and other deductions required to be withheld therefrom, including, without limitation, all employee and employer portions for Workers' Compensation, Canada Pension Plan and Employment Insurance and has paid the same to the proper tax or other receiving officers within the time required under any applicable legislation. Each of Softchoice Oldco and its subsidiaries has remitted to the appropriate tax authority when required by law to do so all amounts collected by it on account of sales taxes, including, without limitation, GST.

4.13 *Litigation*

Except as disclosed to UEC by Softchoice Oldco, there are no actions, suits or proceedings pending or, to the knowledge of Softchoice Oldco, after due enquiry, threatened against or affecting, Softchoice Oldco or any of its subsidiaries at law or in equity, before or by any federal, provincial, state, municipal or other governmental department, court, commission, board, bureau, agency or instrumentality, domestic or foreign, or by or before any arbitrator or arbitration board. Softchoice Oldco is not aware of any ground on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success.

4.14 *Full Disclosure*

Neither this Agreement nor any document to be delivered pursuant to this Agreement by Softchoice Oldco nor any certificate, report, statement or other document furnished by Softchoice Oldco in connection with the negotiation of this Agreement or the description of Softchoice Oldco and the Softchoice Oldco Business provided to UEC for inclusion in the Information Circular, including, without limitation, the information in the Information Circular under the headings "Information Concerning Softchoice Oldco" and "Information Concerning Softchoice" and the audited and unaudited consolidated financial statements of Softchoice Oldco and the unaudited pro forma combined financial statements of Softchoice contained therein (in each case to the extent such information is derived from information regarding Softchoice Oldco and the Softchoice Oldco Business) contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated therein or necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading. There has been no event, transaction or information that has come to the attention of Softchoice Oldco that has not been disclosed to UEC in writing that could reasonably be expected to have a material adverse effect on the property, assets, business, operations, earnings, prospects, or condition (financial or otherwise) of Softchoice Oldco and its subsidiaries taken as a whole.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF UEC

UEC represents and warrants to Softchoice Oldco as follows and acknowledges and confirms that Softchoice Oldco is relying on such representations and warranties in connection with its entering into the Amalgamation:

5.1 *Organization*

UEC is a corporation duly incorporated and organized and validly subsisting under the laws of the Province of Ontario and has the corporate power to own or lease its property, to carry on the UEC Business as now being conducted by it, to enter into this Agreement and to perform its obligations hereunder. UEC is duly qualified as a corporation to do business in each jurisdiction in which the nature of the UEC Business or the property and assets owned or leased by it makes such qualification necessary.

5.2 *Authorization*

This Agreement has been duly authorized, executed and delivered by UEC and is a legal, valid and binding obligation of UEC, enforceable against UEC by Softchoice Oldco in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

5.3 *Authorized and Issued Capital*

The authorized capital of UEC consists of an unlimited number of UEC Shares, of which 5,115,361 UEC Shares (and no more) have been duly issued and are outstanding as fully paid and non-assessable.

5.4 *Options*

Except for options issued to officers, employees, consultants and directors of UEC to purchase an aggregate of 420,000 UEC Shares, no person, firm or corporation has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any unissued shares or other securities of UEC or any of the UEC Subsidiaries (except for UEC in the case of the UEC Subsidiaries).

5.5 *Subsidiaries*

UEC does not own and does not have any agreements of any nature to acquire, directly or indirectly, any shares in the capital of or other equity or proprietary interests in any person, firm or corporation, except that it owns all of the shares of Adelanco Limited and Key Ventures Limited, 82.5% of the outstanding shares of Caledon and an 18.3% interest in Electron.

5.6 *No Violation*

The execution and delivery of this Agreement by UEC and the consummation of the transactions herein provided for will not result in either:

(a) the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of UEC or any of its subsidiaries under:

(i) any Contract to which UEC or any of its subsidiaries is a party or by which any of them is, or any of their respective properties are, bound subject to the consent of the other parties to the Caledon Shareholders' Agreement;

(ii) any provision of the constating documents, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of UEC or any of its subsidiaries;

(iii) any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over UEC or any of its subsidiaries;

(iv) any licence, permit, approval, consent or authorization held by UEC or any of its subsidiaries or any of its subsidiaries or necessary to the ownership or the operation of the UEC Business or the business of such subsidiary, as the case may be; or

(v) any applicable law, statute, ordinance, regulation or rule; or

(b) the creation or imposition of any Encumbrance on any of the property or assets of UEC or any of its subsidiaries.

5.7 *Business of UEC*

The UEC Business is the only business operation carried on by UEC and its subsidiaries, and the property and assets owned or leased by UEC or its subsidiaries are sufficient to carry on the UEC Business.

5.8 *Consents and Approvals*

This Agreement and the transactions contemplated hereby have been approved by an independent committee of the Board of Directors of UEC and by the Board of Directors of UEC and this Agreement is subject to Minority Approval of the shareholders of UEC. The Board of Directors of UEC has unanimously resolved (with James Temerty abstaining) to recommend to the UEC Shareholders that they approve of the Asset Sale, the Continuance and this Agreement. UEC is not subject to any requirement to make any filing with, give any notice to or obtain any licence, permit, certificate, registration, authorization, consent or approval of, any governmental or regulatory authority as a condition to the lawful consummation of the transactions contemplated by this Agreement, except for the approval of the Canadian Venture Exchange. There is no requirement under any Contract relating to the UEC Business or UEC or any of its subsidiaries to which UEC or any of its subsidiaries is a party or by which it is bound to give any notice to, or to obtain the consent or approval of, any party to such agreement, instrument or commitment relating to the consummation of the transactions contemplated by this Agreement except under the Caledon Shareholders' Agreement.

5.9 *Financial Statements*

The Financial Statements of UEC have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods, are correct and complete and present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of UEC and its subsidiaries as at the respective dates of such Financial Statements and the sales, earnings and results of operations of UEC and its subsidiaries for the respective periods covered by such Financial Statements.

5.10 *Books and Records*

The books and records of UEC fairly and correctly set out and disclose in accordance with generally accepted accounting principles the consolidated financial position of UEC as at the date hereof and all financial transactions of UEC have been accurately recorded in such books and records.

The minute books of UEC contain accurate and complete records of all meetings, resolutions and corporate actions taken by the shareholders, boards of directors and all committees thereof, and no meeting of shareholders, directors or any committee of either of them has been held for which minutes have not been prepared and are not contained in such minute books, other than minutes of meetings of the board of directors held on November 2, 2001, December 3, 2001 and January 23, 2002, and minutes of all proceedings of the special committee of the board of directors established November 2, 2001.

5.11 *Absence of Changes*

Since March 31, 2001, UEC has carried on the UEC Business and conducted its operations and affairs only in the ordinary and normal course consistent with past practice and, except as disclosed in the Interim Financial Statements of UEC, as disclosed in writing to Softchoice and as described in Section 5.16 there has not been:

(a) any material adverse change in the condition (financial or otherwise), assets, liabilities, operations, earnings, business or prospects of UEC or any of its subsidiaries;

(b) any obligation or liability (whether absolute, accrued, contingent or otherwise, and whether due or to become due) incurred by UEC or any of its subsidiaries, other than those incurred in the ordinary and normal course and consistent with past practice;

(c) any payment, discharge or satisfaction of any Encumbrance, liability or obligation of UEC or any of its subsidiaries (whether absolute, accrued, contingent or otherwise, and whether due or to become due) other than payment of accounts payable and tax liabilities incurred in the ordinary course of business consistent with past practice;

(d) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares in the capital of UEC or any of its subsidiaries or any direct or indirect redemption, purchase or other acquisition of any such shares; or

(e) any issuance or sale by UEC or any of its subsidiaries, or any Contract entered into by UEC or any of its subsidiaries, for the issuance or sale by UEC or any of its subsidiaries, of any shares in the capital of or securities convertible into or exercisable for shares in the capital of UEC or any of its subsidiaries except for options granted pursuant to UEC's stock option plan;

5.12 *Taxes*

Each of UEC and its subsidiaries has duly filed on a timely basis all tax returns, elections and reports required to be filed by it and such are true complete and correct and has paid all taxes assessments, reassessments, governmental charges, penalties, interest and fines due and payable by it. Each of UEC and its subsidiaries has made adequate provision for taxes payable by it for the current period and any previous period for which tax returns are not yet required to be filed. There are no audits, actions, assessments suits, proceedings, investigations or claims pending or, to the knowledge of UEC, likely, due to any grounds, including aggressive treatment of income, expenses, credits or other amounts in filing its tax returns, or threatened against, UEC or any of its subsidiaries in respect of taxes, governmental charges or assessments, nor are there any material matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority. Neither UEC nor any of its subsidiaries is party to any agreement or undertaking with respect to taxes.

The Canadian federal income tax liability of UEC has been assessed by the Canada Customs and Revenue Agency for all fiscal years up to and including the fiscal year ended March 31, 2001 and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of any tax, governmental charge or deficiency against, UEC. UEC has provided to Softchoice Oldco a true copy of all tax returns filed by UEC in respect of the five last completed fiscal years of UEC. Neither UEC nor any of its subsidiaries has been and is not currently required to file any, returns, elections or designations with any taxation authority located in any jurisdiction outside Canada except Ukraine.

Except as otherwise disclosed by UEC to Softchoice Oldco, each of UEC and its subsidiaries has withheld from each payment made to any of its past or present employees, officers or directors, and to any non-resident of Canada, the amount of all taxes and other deductions required to be withheld therefrom, including, without limitation, all employee and employer portions for Workers' Compensation, Canada Pension Plan and Unemployment Insurance and has paid the same to the proper tax or other receiving officers within the time required under any applicable legislation. Each of UEC and its subsidiaries has remitted to the appropriate tax authority when required by law to do so all amounts collected by it on account of sales taxes, including, without limitation, GST.

5.13 *Litigation*

There are no actions, suits or proceedings pending or, to the knowledge of UEC, after due enquiry, threatened against or affecting, UEC or the UEC Subsidiary at law or in equity, before or by any federal, provincial, state, municipal or other governmental department, court, commission, board, bureau, agency or instrumentality, domestic or foreign, or by or before any arbitrator or arbitration board. UEC is not aware of any ground on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success.

5.14 *Public Shareholders*

The UEC Shares are listed on the Canadian Venture Exchange. There are at least 50 public holders (as defined for the purposes of the Rules of The Toronto Stock Exchange) of UEC Shares, each holding at least 1,000 UEC Shares.

5.15 *Valuation*

UEC has obtained a valuation, which includes a fairness opinion, from Calcap Valuation Services Limited with respect to the transactions contemplated hereby and such valuation complies with Rule 61-501.

5.16 *Liquidation of Assets*

UEC has exercised its right to put its shareholdings in Electron to Electron whereby Electron is required to pay UEC (or Softchoice) US$1,131,000 and hryvnia 1,336,927 on May 26, 2002. UEC has commenced proceedings to wind up Adelanco Limited and Key Ventures Limited.

5.17 *Full Disclosure*

UEC is a reporting issuer in the Provinces of Alberta, British Columbia, Manitoba and Saskatchewan. Each of the Financial Statements, annual reports, information circulars (including the Information Circular), material change reports, annual information forms, prospectuses, press releases and other documents filed by UEC with securities regulatory authorities in Canada was, as of the date of filing such document, in compliance in all material respects with all applicable requirements of its respective form and none of such documents, as of their respective filing dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Neither this Agreement nor any document to be delivered pursuant to this Agreement by UEC nor any certificate, report, statement or other document furnished by UEC in connection with the negotiation of this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. There has been no event, transaction or information that has come to the attention of UEC that has not been either publicly disclosed or disclosed to Softchoice Oldco in writing that could reasonably be expected to have a material adverse effect on the property, assets, business, operations, earnings, prospects, or condition (financial or otherwise) of UEC and its subsidiaries taken as a whole.

ARTICLE VI
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

6.1 *Survival of Representations and Warranties*

The representations and warranties of each party hereto contained in this Agreement and any agreement, instrument, certificate or other document executed or delivered pursuant hereto shall survive the execution of this Agreement and shall continue in full force and effect until the Effective Date.

ARTICLE VII
COVENANTS

7.1 *Access to Softchoice Oldco*

Softchoice Oldco shall forthwith make available to UEC and its authorized representatives and, if requested by UEC, provide a copy to UEC of, all title documents, Contracts, financial statements, minute books, share certificate books, share registers, plans, reports, licences, orders, permits, books of account, accounting records, constating documents and all other documents, information or data relating to Softchoice Oldco or any of its subsidiaries and the Softchoice Oldco Business. Softchoice Oldco shall afford UEC and its authorized representatives every reasonable opportunity to have free and unrestricted access to the Softchoice Oldco Business and the property, assets, undertaking, records and documents of Softchoice Oldco or any of its subsidiaries. At the request of UEC, Softchoice Oldco shall execute or cause to be executed such consents, authorizations and directions as may be necessary to permit any inspection of the Softchoice Oldco Business and any property of Softchoice Oldco or any of its subsidiaries or to enable UEC or its authorized representatives to obtain full access to all files and records relating to Softchoice Oldco or any of its subsidiaries and any of the assets of Softchoice Oldco or any of its subsidiaries maintained by governmental or other public authorities. At UEC's request, Softchoice Oldco shall co-operate with UEC in arranging any such meetings as UEC should reasonably request with:

(a) employees of Softchoice Oldco or any of its subsidiaries;

(b) customers, suppliers, distributors or others who have or have had a business relationship with Softchoice Oldco or any of its subsidiaries; and

(c) auditors, solicitors or any other persons engaged or previously engaged to provide services to Softchoice Oldco who have knowledge of matters relating to Softchoice Oldco and the Softchoice Oldco Business.

7.2 *Access to UEC*

UEC shall forthwith make available to Softchoice Oldco and its authorized representatives and, if requested by Softchoice Oldco, provide a copy to Softchoice Oldco of, all title documents, Contracts, financial statements, minute books, share certificate books, share registers, plans, reports, licences, orders, permits, books of account, accounting records, constating documents and all other documents, information or data relating to UEC or any of its subsidiaries and the UEC Business. UEC shall afford Softchoice Oldco and its authorized representatives every reasonable opportunity to have free and unrestricted access to the UEC Business and the property, assets, undertaking, records and documents of UEC or any of its subsidiaries. At the request of Softchoice Oldco, UEC shall execute or cause to be executed such consents, authorizations and directions as may be necessary to permit any inspection of the UEC Business and any property of UEC or any of its subsidiaries or to enable Softchoice Oldco or its authorized representatives to obtain full access to all files and records relating to UEC or any of its subsidiaries and any of the assets of UEC or any of its subsidiaries maintained by governmental or other public authorities. At Softchoice Oldco's request, UEC shall co-operate with Softchoice Oldco in arranging any such meetings as Softchoice Oldco should reasonably request with:

(a) employees of UEC or any of its subsidiaries;

(b) customers, suppliers, distributors or others who have or have had a business relationship with UEC or any of its subsidiaries; and

(c) auditors, solicitors or any other persons engaged or previously engaged to provide services to UEC who have knowledge of matters relating to UEC and the UEC Business.

7.3 *Conduct of Softchoice Oldco Prior to Closing*

Without in any way limiting any other obligations of Softchoice Oldco hereunder, during the period from the date hereof to the Effective Date:

(a) *Conduct Business in the Ordinary Course.* Softchoice Oldco shall, and shall cause each of its subsidiaries to, conduct the Softchoice Oldco Business and its operations and affairs only in the ordinary and normal course of business consistent with past practice, and Softchoice Oldco shall not, and shall cause each of its subsidiaries to not, without the prior written consent of UEC, enter into any transaction or refrain from doing any action that, if effected before the date of this Agreement, would constitute a breach of any representation, warranty, covenant or other obligation of Softchoice Oldco contained herein, except as specifically provided for herein and that Softchoice Oldco may

(i) issue Softchoice Oldco Shares upon the exercise of options referred to in Section 4.4;

(ii) issue not more than an aggregate of 190,000 Softchoice Oldco Shares at a price per share equal to the fair market value thereof;

(iii) issue options to acquire at an exercise price not less than $2.19 per share not more than an aggregate of 500,000 Softchoice Oldco Shares to directors, officers or employees of Softchoice Oldco or Softchoice Subsidiary; and

(iv) amend its by-laws in a manner acceptable to UEC.

(b) *Share Transactions prior to Effective Date.* Prior to the Effective Date, Softchoice Oldco:

(i) shall purchase the Class A special shares of Softchoice Oldco for an aggregate purchase price not to exceed $922,067; and

(ii) shall issue Softchoice Oldco Shares in exchange for 0.4 common shares of Softchoice Subsidiary pursuant to the terms of the Exchange Right Agreement and make the loan required thereunder.

(c) *Corporate Action.* Softchoice Oldco shall use its best efforts to take all necessary corporate action, steps and proceedings to approve or authorize, validly and effectively, the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and to complete the Amalgamation and to cause all necessary meetings of directors and shareholders of Softchoice Oldco to be held for such purpose. In particular, Softchoice Oldco shall call a meeting of its shareholders (the "Softchoice Oldco Shareholders Meeting") to be held on or before the date of the UEC Shareholders' Meeting for the purposes of approving this Agreement;

(d) *Regulatory Consents.* Softchoice Oldco shall use its best efforts to obtain, prior to the Effective Date, from all appropriate federal, provincial, state, municipal or other governmental or regulatory bodies, any licences, permits, consents, approvals, certificates, registrations and authorizations required as a condition of the lawful consummation of the Amalgamation including, without limitation, assisting UEC to obtain the approval of the Canadian Venture Exchange.

(e) *Contractual Consents.* Softchoice Oldco shall use its best efforts to give any notices or obtain any consents and approvals required under any Contract to consummate the transactions contemplated hereby;

(f) *Preserve Goodwill.* Softchoice Oldco shall use its best efforts to preserve intact, the Softchoice Oldco Business and the property, assets, operations and affairs of Softchoice Oldco and each of its subsidiaries and to carry on the Softchoice Oldco Business and the affairs of Softchoice Oldco and each of its subsidiaries as currently conducted, and to promote and preserve for UEC the goodwill of suppliers, customers and others having business relations with Softchoice Oldco or any of its subsidiaries;

(g) *Best Efforts.* Softchoice Oldco shall use its best efforts to satisfy the conditions contained in section 8.1.

7.4 *Conduct of UEC Prior to Closing*

Without in any way limiting any other obligations of Softchoice Oldco and UEC hereunder, during the period from the date hereof to the Effective Date:

(a) *Conduct Business in the Ordinary Course.* UEC shall, and shall cause each of its subsidiaries to, conduct the UEC Business and its operations and affairs only in the ordinary and normal course of business consistent with past practice, and UEC shall not, and shall cause each of its subsidiaries to not, without the prior written consent of Softchoice Oldco, enter into any transaction or refrain from doing any action that, if effected before the date of this Agreement, would constitute a breach of any representation, warranty, covenant or other obligation of UEC contained herein, except as specifically provided herein;

(b) *Disposal of UEC Assets.* UEC shall enter into a purchase agreement (the "Purchase Agreement") in form and substance acceptable to Softchoice, acting reasonably, with an arm's length purchaser (the "Purchaser") to sell the Podil Property, the Sofiivska Property and all of the shares of Caledon registered in the name of UEC to the Purchaser for aggregate consideration consisting of:

(i) US$1.00;

(ii) 50% of the net cash revenue received or accrued by the Purchaser or any of its affiliates or associates in respect of the Podil Property for the 24 month period commencing on the closing date of the transactions contemplated by the Purchase Agreement (the "Closing Date");

(iii) two-thirds of the gross rental revenue received or accrued by the Purchaser or any of its affiliates or associates in respect of the Sofiivska Property for the 36 month period commencing on the Closing Date to a maximum of US$40,000;

(iv) US$40,000, less any amount of rental revenue received by UEC pursuant to clause (iii) above, payable on the earlier of the date of the sale of the Sofiivska Property by the Purchaser and the 3rd anniversary of the Closing Date;

(v) 50% of the net cash revenue received or accrued by the Purchaser, Caledon or any of their respective affiliates or associates in respect of the Kalininskaya Project for the 36 month period commencing on the Closing Date, plus 75% of any proceeds received by the Purchaser, Caledon or any of their respective affiliates or associates from the sale, transfer or other disposition by Caledon of the Kalininskaya Project at any time during such period; and

(vi) 50% of the share of net cash revenue received or accrued by the Purchaser, Caledon or any of their respective affiliates or associates in respect of the Sukhodolska Project for the 36 month period commencing on the Closing Date, plus 75% of any proceeds received by the Purchaser, Caledon or any of their respective affiliates or associates from the sale, transfer or other disposition by Caledon of the Sukhodolska Project at any time during such period to a maximum of US$311,500.

UEC shall complete the sale of its assets pursuant to the Purchase Agreement in accordance with its terms.

(c) *Corporate Action.* UEC shall use its best efforts to take all necessary corporate action, steps and proceedings to approve or authorize, validly and effectively, the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and to complete the Amalgamation and to cause all necessary meetings of directors and shareholders of UEC to be held for such purpose. In particular, UEC shall call a meeting of the shareholders of UEC (the "UEC Shareholders Meeting") to be held not later than April 30, 2002 for the purposes of approving:

(i) the Asset Sale by special resolution;

(ii) the Continuance by special resolution;

(iii) this Agreement by special resolution and Minority Approval.

(d) *Regulatory Consents.* UEC shall use its best efforts to obtain, prior to the Effective Date, from all appropriate federal, provincial, state, municipal or other governmental or regulatory bodies, the licences, permits, consents, approval, certificates, registrations and authorizations required as a condition of the lawful consummation of the transactions contemplated by this Agreement including, without limitation, the approval of the Canadian Venture Exchange;

(e) *Contractual Consents.* UEC shall use its best efforts to give any notices and to obtain any consents and approvals required under any Contract to consummate the transactions contemplated hereby;

(f) *Preserve Goodwill.* Subject to Subsection 7.4(b), UEC shall use its best efforts to preserve intact, the UEC Business and the property, assets, operations and affairs of UEC and each of its subsidiaries and to carry on the UEC Business and the affairs of UEC and each of its subsidiaries as currently conducted, and to promote and preserve for UEC the goodwill of suppliers, customers and others having business relations with UEC or any of its subsidiaries;

(g) *Best Efforts.* UEC shall use its best efforts to satisfy the conditions contained in section 8.2.

7.5 *Delivery of Softchoice Oldco's Closing Documentation*

Softchoice Oldco shall deliver to UEC a certificate of status and a copy, certified by a senior officer of Softchoice Oldco dated as of the Effective Date, of the constating documents and by-laws of Softchoice Oldco and of the resolutions of Softchoice Oldco authorizing the execution, delivery and performance by Softchoice Oldco of this Agreement and any documents to be provided by it pursuant to the provisions hereof.

7.6 *Delivery of UEC's Closing Documentation*

UEC shall deliver to Softchoice Oldco a certificate of status and a copy, certified by a senior officer of UEC, dated as of the Effective Date, of its constating documents and by-laws and of the resolution authorizing the execution, delivery and performance by UEC of this Agreement and any documents to be provided by it pursuant to the provisions hereof.

ARTICLE VIII
CONDITIONS OF CLOSING

8.1 *Conditions in Favour of UEC*

The consummation of the Amalgamation is subject to the following terms and conditions for the exclusive benefit of UEC, to be fulfilled or performed at or prior to the Effective Date:

(a) *Representations and Warranties.* The representations and warranties of Softchoice Oldco contained in this Agreement shall be true and correct at the Effective Date, with the same force and effect as if such representations and warranties were made at and as of such time, except as specifically permitted under this Agreement, and certificates of the President and Vice-President, Finance of Softchoice Oldco dated the Effective Date to that effect shall have been delivered to UEC, such certificates to be in form and substance satisfactory to UEC, acting reasonably;

(b) *Covenants.* All of the terms, covenants and conditions of this Agreement to be complied with or performed by Softchoice Oldco at or before the Effective Date shall have been complied with or performed and certificates of the President and the Vice-President, Finance of Softchoice Oldco dated the Effective Date to that effect shall have been delivered to UEC, such certificates to be in form and substance satisfactory to UEC, acting reasonably;

(c) *UEC Shareholder Approval.* The UEC Shareholders shall have approved all of the matters set out in subsection 7.4(c);

(d) *Softchoice Oldco Shareholder Approval.* The shareholders of Softchoice Oldco shall have approved this Agreement;

(e) *Regulatory Consents.* There shall have been obtained, from all appropriate federal, provincial, municipal or other governmental or administrative bodies, such licences, permits, consents, approvals, certificates, registrations and authorizations as are required to be obtained by Softchoice Oldco to consummate the Amalgamation including, without limitation, the approval of the Canadian Venture Exchange, in each case in form and substance satisfactory to UEC, acting reasonably;

(f) *Contractual Consents.* Softchoice Oldco shall have given or obtained the notices, consents and approvals referred to in subsection 7.3(e), in each case in form and substance satisfactory to UEC, acting reasonably;

(g) *Material Adverse Change.* There shall have been no material adverse changes in the condition (financial or otherwise), assets, liabilities, operations, earnings, business or prospects of Softchoice Oldco since the date hereof;

(h) *No Action or Proceeding.* No legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the Amalgamation or the issue of the Softchoice Shares pursuant thereto;

(i) *Indemnity of Directors and Officers.* Softchoice shall have entered into an indemnity agreement substantially in the form of Appendix 2 hereto in favour of each of the directors of UEC.

(j) *Legal Opinion.* Softchoice Oldco shall have delivered to UEC a favourable opinion of Borden Ladner Gervais LLP, counsel to Softchoice Oldco, addressed to UEC with respect to the completion and effectiveness of all corporate action necessary for the completion of the Amalgamation and such other matters as UEC may reasonably request.

If any of the conditions contained in this section 8.1 shall not be performed or fulfilled at or prior to the Effective Date to the satisfaction of UEC, acting reasonably, UEC may, by notice to Softchoice Oldco, terminate this Agreement and the obligations of Softchoice Oldco and UEC under this Agreement. Any such condition may be waived in whole or in part by UEC without prejudice to any claims it may have for breach of covenant, representation or warranty.

8.2 *Conditions in Favour of Softchoice Oldco*

The consummation of the Amalgamation is subject to the following terms and conditions for the exclusive benefit of Softchoice Oldco, to be fulfilled or performed at or prior to the Effective Date:

(a) *Representations and Warranties.* The representations and warranties of UEC contained in this Agreement shall be true and correct at the Effective Date (prior to giving effect to the Asset Sale and the Continuance), with the same force and effect as if such representations and warranties were made at and as of such time, except as specifically permitted under this Agreement, and a certificate of the Managing Director and the Chairman of UEC dated the Effective Date to the effect shall have been delivered to Softchoice Oldco, such certificate to be in form and substance satisfactory to Softchoice Oldco, acting reasonably;

(b) *Covenants.* All of the terms, covenants and conditions of this Agreement to be complied with or performed by UEC at or before the Effective Date shall have been complied with or performed and a certificate of the Managing Director and the Chairman of UEC dated the Effective Date to that effect shall have been delivered to Softchoice Oldco, such certificate to be in form and substance satisfactory to Softchoice Oldco, acting reasonably;

(c) *UEC Shareholder Approval.* The UEC Shareholders shall have approved the Asset Sale, the Continuance and this Agreement in accordance with subsection 7.4(c);

(d) *Softchoice Oldco Shareholder Approval.* The shareholders of Softchoice Oldco shall have approved this Agreement;

(e) *UEC Sale of Assets.* UEC shall have completed the sale of its assets pursuant to the Purchase Agreement in accordance with its terms.

(f) *Dissent Rights.* Dissent Rights shall not have been exercised in respect of a total number of UEC Shares and Softchoice Oldco Shares which would, if such shares were converted into Softchoice Shares pursuant to the Amalgamation, exceed 25,577 Softchoice Shares;

(g) *Regulatory Consents.* There shall have been obtained, from all appropriate federal, provincial, municipal or other governmental or administrative bodies, such licences, permits, consents, approvals, certificates, registrations and authorizations as are required by law to be obtained by UEC to consummate the Amalgamation including the approval of the Canadian Venture Exchange, in each case in form and substance satisfactory to Softchoice Oldco, acting reasonably;

(h) *Contractual Consents.* UEC shall have given or obtained the notices, consents and approvals referred to in subsection 7.4(e), in each case in form and substance satisfactory to Softchoice Oldco, acting reasonably;

(i) *Material Adverse Change.* There shall have been no material adverse changes in the condition (financial or otherwise), assets, liabilities, operations, earnings, business or prospects of UEC since the date hereof, except for the incurrence of expenditures not exceeding $25,000 per month;

(j) *No Action or Proceeding.* No legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the Amalgamation or the issue of Softchoice Shares pursuant thereto;

(k) *Release by Directors and Officers.* The directors and officers of UEC that will not become directors or officers of Softchoice shall have executed and delivered releases in favour of Softchoice;

(l) *Legal Opinion.* UEC shall have delivered to Softchoice Oldco a favourable opinion of McCarthy Tetrault LLP, counsel to UEC, addressed to Softchoice Oldco with respect to the completion and effectiveness of all corporate action necessary for the completion of the Amalgamation and such other matters as Softchoice Oldco may reasonably request.

If any of the conditions in this section 8.2 shall not be performed or fulfilled at or prior to the Effective Date to the satisfaction of Softchoice Oldco, acting reasonably, Softchoice Oldco may, by notice to UEC, terminate this Agreement and the obligations of Softchoice Oldco and UEC under this Agreement. Any such condition may be waived in whole or in part by Softchoice Oldco without prejudice to any claims it may have for breach of covenant, representation or warranty.

8.3 *Filing Articles*

The Amalgamating Corporations shall jointly file with the Director, articles of amalgamation and such other documents as may be required to complete the Amalgamation as soon as practical after all conditions set out in sections 8.1 and 8.2 have been satisfied or waived.

8.4 *Further Assurances*

Each party to this Agreement covenants and agrees that, from time to time subsequent to the Effective Date, it will, at the request and expense of the requesting party, execute and deliver all such documents, including, without limitation, all such additional conveyances, transfers, consents and other assurances and do all such other acts and things as any other party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

ARTICLE IX
AMENDMENT AND TERMINATION

9.1 *Amendment*

This Agreement may, at any time and from time to time before or after the holding of the Meetings but not later than the Effective Date, be amended by mutual written agreement of the parties hereto, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; or

(d) waive compliance with or modify any conditions precedent herein contained;

provided, that, notwithstanding the foregoing, the terms of this Agreement will not be amended in a manner materially prejudicial to the holders of UEC Shares without their approval or to the holders of Softchoice Oldco Shares without their approval, in each case given in the same manner as required by law for the approval of the Amalgamation.

9.2 *Termination*

This Agreement may, before or after the holding of the UEC Shareholders Meeting and before the Effective Date be terminated:

(a) by the mutual agreement of UEC and Softchoice Oldco;

(b) by UEC or Softchoice Oldco by notice to the other upon the failure of holders of Softchoice Oldco Shares to approve the Amalgamation at the Softchoice Oldco Shareholders Meeting;

(c) by UEC or Softchoice Oldco by notice to the other upon the failure of holders of UEC Shares to give the necessary approvals for the Asset Sale, the Continuance or this Agreement;

(d) by UEC under section 8.1; or

(e) by Softchoice Oldco under section 8.2.

9.3 *Effect of Termination*

If this Agreement is terminated in accordance with Section 9.2, neither UEC nor Softchoice Oldco shall have any further liability to perform its obligations hereunder except as expressly contemplated hereby or by the Confidentiality Agreements, provided that the termination of this Agreement shall not relieve either UEC or Softchoice Oldco from any liability for breach by it of this Agreement.

ARTICLE X
MISCELLANEOUS

10.1 *Notices*

(a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by telecopy or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i) if to Softchoice Oldco:
173 Dufferin Street
Suite 200
Toronto, Ontario
M6K 1Y9
Attention: Anne Brace
Telecopier No.: (416) 588-9004

(ii) if to UEC:
Sun Life Centre
Merrill Lynch Tower, Suite 1300
200 King Street West
Toronto, Ontario
M5H 3T4
Attention: Gregory M. Keaney
Telecopier No.: (416) 591-8772

(b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event that might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c) Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this section 10.1.

10.2 *Public Announcements*

The parties shall consult with each other before issuing any press release or making any other public announcement with respect to this Agreement or the transactions contemplated hereby and, except as required by any applicable law or regulatory requirement, neither Softchoice Oldco nor UEC shall issue any such press release or make any such public announcement without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed.

10.3 *Best Efforts*

The parties acknowledge and agree that, for all purposes of this Agreement, an obligation on the part of any party to use its best efforts to obtain any waiver, consent, approval, permit, licence or other document shall not require such party to make any payment to any person for the purpose of procuring the same, other than payments for amounts due and payable to such person, payments for incidental expenses incurred by such person and payments required by any applicable law or regulation.

10.4 *Counterparts*

This Agreement may be executed in counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been executed by the parties.

UKRAINE ENTERPRISE CORPORATION

By: "Gregory M. Keaney"

SOFTCHOICE CORPORATION

By: "David Holgate"

By: "Anne Brace"

APPENDIX 1

The Preferred Shares, as a class, carry and are subject to the following rights, privileges, restrictions and conditions:

1. Directors' Rights to Issue in One or More Series

The Preferred Shares may at any time or from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the board of directors of the Corporation.

2. Directors to Fix Terms of Each Series

The directors of the Corporation shall (subject as hereinafter provided) by resolution fix from time to time before the issue thereof the designation, rights, privileges, restrictions and conditions, and other provisions attaching to the Preferred Shares of each series including, without limiting the generality of the foregoing (i) the rate, amount or method of calculation of dividends and whether such rate, amount or method shall be subject to change or adjustment in the future, (ii) whether such dividends shall be cumulative, non-cumulative or partially cumulative, (iii) the date or dates, manner and currency or currencies of payment of such dividends, (iv) the date or dates from which such dividends shall accrue, (v) the restrictions, if any, respecting the payment of dividends on any Junior Shares (as hereinafter defined), (vi) the rights and obligations, if any, of the Corporation to purchase Preferred Shares of such series or to redeem the same and the prices and the other terms and conditions of any such purchase or redemption, (vii) the terms and conditions of any share purchase plan or sinking fund or similar fund providing for the purchase or redemption of Preferred Shares of such series, (viii) the rights of retraction, if any, vested in the holders of Preferred Shares of such series, and the prices and the other terms and conditions of any rights of retraction, and whether any additional rights of retraction may be vested in such holders in the future, (ix) the rights of conversion and/or exchange, if any, of Preferred Shares of such series, and the rates and the other terms and conditions of any such rights, and (x) the preferences over the Junior Shares with respect to the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; "Junior Shares" means the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares with respect to the payment of dividends and with respect to the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3. Preference Over Junior Shares

The Preferred Shares of each series shall be entitled to preferences (as set forth in the provisions attaching to such series) over the Junior Shares, (a) with respect to priority in the payment of dividends, and (b) with respect to priority in the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; provided that, subject to Article 4 below, the Preferred Shares of each series may be given such other preferences over the Junior Shares as may be fixed by the board of directors as to the respective series authorized to be issued.

4. Parity of Preferred Shares

The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in the payment of dividends and with respect to priority in the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. When any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums which would be payable on the said shares if all such dividends were declared and paid in full, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full.

5. **Voting**

Except as required by law, the holders of the Preferred Shares as a class shall have no voting rights.

6. **Amendments**

The provisions attaching to the Preferred Shares as a class may be amended or repealed at any time or from time to time with such approval as may then be required by law to be given by the holders of the Preferred Shares as a class.

7. **Approval of Holders of Second Preferred Shares**

As regards any matter upon which the holders of the Preferred Shares as a class have voting rights, on any poll taken at any meeting of the holders of the Preferred Shares as a class, or at any joint meeting of the holders of two or more series of the Preferred Shares, each holder of Preferred Shares entitled to vote thereat shall have one vote in respect of each $25.00 attributable to the Preferred Shares held by him in the stated capital account maintained by the Corporation in respect of the Preferred Shares. Fractional votes shall not be voted on any poll. Subject to the foregoing, the formalities to be observed with respect to the giving or waiver of notice of and voting at any such meeting (including, without in any way limiting the generality of the foregoing, the record dates for the giving of notice and the entitlement to vote), the quorum therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to general meetings of shareholders.

8. Arrangement and Reorganization

Neither any amalgamation, arrangement or reorganization, nor any sale, lease or exchange of all or substantially all of the assets of the Corporation, shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of these Articles.

APPENDIX 2
INDEMNITY TO • (THE "INDEMNIFIED PARTY")

WHEREAS the Indemnified Party was a director of Ukraine Enterprise Corporation ("UEC");

AND WHEREAS UEC has amalgamated with Softchoice Corporation (the amalgamated corporation being herein referred to as "Softchoice");

NOW THEREFORE in consideration of the Indemnified Party granting a release to Softchoice

1. Softchoice hereby agrees that it will honour all of UEC's obligations to indemnify (including any obligations to advance funds for expenses) the Indemnified Party and the Indemnified Party's heirs, executors or administrators, for acts or omissions by the Indemnified Party occurring prior to the effective time of the Amalgamation, whether pursuant to UEC's articles of incorporation, by-laws, individual indemnity agreements or otherwise and acknowledge that such obligations survive the Amalgamation and continue in full force and effect in accordance with the terms of such articles of incorporation, by-laws, individual indemnity agreements or other instruments, as applicable as at the date hereof, from the effective time of the Amalgamation until the expiration of the applicable statute of limitations from time to time with respect to claims against such Indemnified Party arising out of such acts or omissions.

2. For a period of six years after the date of the Amalgamation, Softchoice shall maintain in effect the current policies of directors' and officers' liability insurance maintained prior to the Amalgamation by UEC (provided that Softchoice may substitute therefor policies with reputable and sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from or relating to facts or events which occurred at or before the effective time of the Amalgamation. Notwithstanding the foregoing, Softchoice shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the annual premiums paid by UEC for the current period for such insurance (such 150% amount, being hereinafter referred to as the "Maximum Premium"). If such insurance cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Softchoice shall maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Premium.

DATED this • day of •, 20•

SOFTCHOICE CORPORATION

By: ___________________________________

SCHEDULE F

Consolidated Financial Statements of

UKRAINE ENTERPRISE CORPORATION

Nine months ended December 31, 2001 and 2000
(unaudited) and years ended March 31, 2001, 2000 and 1999

KPMG

KPMG LLP
Chartered Accountants
Commerce Court West
PO Box 31 Stn Commerce Court
Suite 3300
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

AUDITORS' REPORT

To the Directors of Ukraine Enterprise Corporation

We have audited the consolidated balance sheets of Ukraine Enterprise Corporation as at March 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years ended March 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended March 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada

July 24, 2001, except
as to note 12 which is
as of January 25, 2002

UKRAINE ENTERPRISE CORPORATION

Consolidated Balance Sheets

	December 31, 2001	March 31, 2001	March 31, 2000
	(Unaudited)		

Assets

Current assets:			
Cash and short-term investments (note 4)	$ 10,023	$ 106,946	$ 238,072
Accounts receivable	9,130	16,340	134,018
Prepaid expenses	6,344	22,333	28,827
Deferred charge (note 5)	127,832	–	–
	153,329	145,619	400,917
Investments (note 6)	1,261,648	3,448,757	3,931,537
Capital assets, net (note 7)	5,898	20,163	23,839
	$ 1,420,875	$ 3,614,539	$ 4,356,293

Liabilities and Shareholders' Equity

Current liabilities:			
Accounts payable and accrued liabilities	$ 201,694	$ 52,336	$ 118,275
Loan payable	150,000	–	–
	351,694	52,336	118,275
Shareholders' equity:			
Capital stock (note 8(a))	11,418,214	11,418,214	11,418,214
Deficit	(9,035,533)	(6,542,511)	(5,866,696)
Foreign currency translation adjustment (note 6)	(1,313,500)	(1,313,500)	(1,313,500)
	1,069,181	3,562,203	4,238,018
Going concern (note 2)			
	$ 1,420,875	$ 3,614,539	$ 4,356,293

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Gregory M. Keaney" Director

"Frank Potter" Director

UKRAINE ENTERPRISE CORPORATION

Consolidated Statements of Operations and Deficit

	Nine months ended December 31, 2001	Nine months ended December 31, 2000	Years ended March 31, 2001	Years ended March 31, 2000	Years ended March 31, 1999
	(Unaudited)				
Revenue:					
Share of earnings from investments	$ 546,528	$ 466,434	$ 508,619	$ 391,540	$ 253,736
Gain on sale of investment	–	–	–	–	23,460
Interest income	843	3,571	4,750	10,742	40,692
Foreign exchange gain	–	5,745	8,779	–	–
	547,371	475,750	522,148	402,282	317,888
General and administrative expenses:					
Salaries and benefits	150,753	183,900	246,816	261,423	346,457
Administrative	67,569	120,122	133,870	187,925	153,463
Interest	3,935	–	–	–	–
Professional fees	39,807	74,047	104,832	117,221	69,777
Consulting fees	16,171	20,022	29,460	35,893	2,317
Travel	35,880	35,271	51,227	51,842	65,081
Foreign exchange loss	–	–	–	43,992	8,370
Amortization	577,319	214,356	574,573	190,480	15,418
	891,434	647,718	1,140,778	888,776	660,883
Provision for bad debts (note 6)	531,700	–	–	–	–
Write-down in carrying value of investment (note 6)	1,617,259	–	57,185	–	–
	3,040,393	647,718	1,197,963	888,776	660,883
Loss for the period	(2,493,022)	(171,968)	(675,815)	(486,494)	(342,995)
Deficit, beginning of period	(6,542,511)	(5,866,696)	(5,866,696)	(5,380,202)	(5,037,207)
Deficit, end of period	$ (9,035,533)	$ (6,038,664)	$ (6,542,511)	$ (5,866,696)	$ (5,380,202)
Loss per common share (note 9)	$ (0.49)	$ (0.03)	$ (0.13)	$ (0.10)	$ (0.08)

See accompanying notes to consolidated financial statements.

UKRAINE ENTERPRISE CORPORATION

Consolidated Statements of Cash Flows

	Nine months ended December 31, 2001	Nine months ended December 31, 2000	Years ended March 31, 2001	Years ended March 31, 2000	Years ended March 31, 1999
	(Unaudited)				
Cash provided by (used in):					
Operating activities:					
Loss for the period	$ (2,493,022)	$ (171,968)	$ (675,815)	$ (486,494)	$ (342,995)
Items which do not involve cash:					
Amortization	577,319	214,356	574,573	190,480	15,418
Write-down of investments	1,617,259	–	57,185	–	–
Share of earnings from investments	–	(25,084)	(144,210)	(17,935)	(253,736)
Foreign exchange loss	–	–	–	38,500	48,500
Distribution from investments	–	–	–	180,280	353,532
Decrease (increase) in accounts receivable	7,210	(25,783)	117,678	(78,973)	166,455
Decrease (increase) in prepaid expenses	15,989	(757)	6,494	7,371	(34,322)
Increase (decrease) in accounts payable and accrued liabilities	149,358	(53,567)	(65,939)	33,798	(63,166)
Deferred charge	(127,832)	–	–	–	–
	(253,719)	(62,803)	(130,034)	(132,973)	(110,314)
Financing activities:					
Loan received	150,000	–	–	–	–
Capital stock issued	–	–	–	250,000	–
Proceeds from debt	–	–	–	–	–
	150,000	–	–	250,000	–
Investing activities:					
Capital assets sold (acquired)	6,796	(1,092)	(1,092)	(1,149)	–
Investments advanced	–	–	–	(349,036)	(1,516,506)
	6,796	(1,092)	(1,092)	(350,185)	(1,516,506)
Decrease in cash and short-term investments	(96,923)	(63,895)	(131,126)	(233,158)	(1,626,820)
Cash and short-term investments, beginning of period	106,946	238,072	238,072	471,230	2,098,050
Cash and short-term investments, end of period	$ 10,023	$ 174,177	$ 106,946	$ 238,072	$ 471,230

See accompanying notes to consolidated financial statements.

Ukraine Enterprise Corporation (the "Corporation") was incorporated on November 21, 1994 under the laws of the Province of Ontario.

1. Principal activities:

The objective of the Corporation is to invest in commercial and industrial enterprises in Ukraine. The Corporation's common shares are listed on the Canadian Venture Exchange.

2. Going concern:

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Corporation has not generated cash from operations or profitable operations for several years. The application of the going concern concept is dependent on the Corporation's ability to generate future profitable operations, positive cash flows, realize upon its investments and receive support from its shareholders.

Ultimate recoverability of the Corporation's investments in Ukraine is subject to a number of risks and uncertainties, including the general risk of conducting business in Ukraine due to its uncertain economic, foreign exchange and political environment.

3. Significant accounting policies:

(a) Basis of presentation:

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the years specified. Actual results could differ from those estimates.

(b) Basis of consolidation:

These consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

3. Significant accounting policies (continued):

(c) Short-term investments:

Short-term investments are valued at cost plus accrued interest, which approximates fair value.

(d) Investments:

Investments over which the Corporation is able to exercise significant influence are accounted for by the equity method. Under the equity method, the original cost of the shares is adjusted for the Corporation's share of post-acquisition earnings or losses less dividends or distributions, foreign currency translation adjustments, amortization and declines in value which are other than temporary.

(e) Capital assets:

Office equipment is recorded at cost and amortized on a diminishing-balance basis at 20% per annum.

(f) Foreign currency translation:

Monetary assets and liabilities expressed in foreign currencies are translated into Canadian dollars at the rates of exchange in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when assets are acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the consolidated statements of operations and deficit.

Unrealized gains and losses arising from translating self-sustaining investments in foreign operations are included in shareholders' equity as foreign currency translation adjustment. Realized translation gains and losses related to foreign operations are included in the consolidated statements of operations and deficit.

3. Significant accounting policies (continued):

(g) Financial assets and liabilities:

The fair values of investments are not readily determinable as they are not exchange-traded. Other financial assets and liabilities recorded at cost are short-term in nature and, therefore, their carrying values approximate fair values. Short-term investments mature within one year but are redeemable at any time without penalty. As at March 31, 2001, they bear interest at a rate of 4.60% (March 31, 2000 - 4.05%).

4. Cash and short-term investments:

	December 31, 2001 (Unaudited)	March 31, 2001	March 31, 2000
Short-term deposits held at Canadian banks	$ –	$ 100,000	$ 100,000
Cash, including U.S. $1,840 (March 31, 2001 - U.S. $2,505; March 31, 2000 - U.S. $78,915)	10,023	6,946	138,072
	$ 10,023	$ 106,946	$ 238,072

5. Deferred charge:

The Corporation has incurred certain costs relating to the amalgamation (note 12) which have been deferred subject to the closing of the transaction.

6. Investments:

As at December 31, 2001 (unaudited), investments were comprised as follows:

(a) An 18.3% interest (March 31, 2001 - 18.3%; March 31, 2000 - 18.3%) in Electron Bank JSC ("Electron Bank"), a fully licensed bank based in Lviv in western Ukraine. The investment was acquired for cash consideration and is accounted for by the cost method for Electron Bank's fiscal year ended December 31, 2000.

6. Investments (continued):

(b) A 37.9% interest (March 31, 2001 - 37.9%; March 31, 2000 - 37.9%) in the Kalininskaya Coal Recovery Project in the Donbas region of eastern Ukraine. This project is to recover discarded coal fine particles from a sediment or tailings pond. The investment was acquired for cash consideration and is accounted for by the cost method. The capital asset portion of the investment is amortized on a cost recovery basis over the estimated reserves in the pond. In fiscal 2001, the Corporation revised its estimate of the reserves in the pond and, accordingly, has changed the effective useful life from 10 years to 4 years.

(c) A 45.0% interest (March 31, 2001 - 45.0%; March 31, 2000 - 29.0%) in the Sukhodolska Coal Recovery Project in Krasnodon in eastern Ukraine. This project is to recover discarded coal fine particles from a sediment or tailings pond. The investment was principally acquired for cash consideration and is accounted for by the cost method. During fiscal 2001, the Corporation acquired a further 16% in settlement of $144,210 owing to the Corporation from its partners.

(d) A 50% interest (March 31, 2001 - 50.0%; March 31, 2000 - 50%) in a Property Redevelopment Project in the Podil area of Kyiv, Ukraine. The project is an 800-square-metre office building that is now vacant and will be renovated to western standards after receipt of municipal approvals and potential buyers are found. It is intended that the building be sold after completion of the renovations. In fiscal 2000, a foreign exchange loss of $38,500 has been recorded in the consolidated statements of operations and deficit for the Property Redevelopment Project.

In fiscal 2001, the Corporation recorded a permanent impairment of $57,185 in the value of this investment.

(e) A 100% (March 31, 2001 - 100%; March 31, 2000 - 100%) interest in an office apartment held for sale or lease in the central area of Kyiv, Ukraine. The property is a 90-square-metre office apartment that was acquired for cash in 1997 and previously used as an office by the Corporation. The property was transferred to investments from capital assets as at March 31, 2000 at its net book value, and is held for sale or lease as it was no longer in use for operations.

6. Investments (continued):

The continuity schedule of the investments is as follows:

Prior to March 31, 2000, the hryvnia ("UAH"), the currency of Ukraine, devalued significantly against western currencies. The Corporation examined its exposure to this devaluation and its impact upon the carrying value of its investments. As a result, the carrying value of the investment in Electron Bank was reduced by $253,500 in 2000. Electron Bank is deemed to be a self-sustaining operation and, accordingly, this reduction in carrying value is recorded as a component of shareholders' equity.

					December 31, 2001	March 31, 2001	March 31, 2000
	Electron Bank	Kalininskaya Coal Project	Properties	Sukhodolska Coal Project	Total	Total	Total
					(Unaudited)		
Balance, beginning of period	$ 699,583	$ 1,388,332	$ 190,000	$ 1,170,842	$ 3,448,757	$ 3,931,537	$ 4,071,766
Acquired	–	–	–	–	–	144,210	349,036
Transferred	–	–	–	–	–	–	140,000
Share of earnings	–	–	–	–	–	–	17,935
Amortization	–	(406,500)	–	(163,350)	(569,850)	(569,805)	(174,920)
Distributions	–	–	–	–	–	–	(180,280)
Foreign currency translation adjustment	–	–	–	–	–	–	(253,500)
Diminution in value	–	(980,242)	(124,810)	(512,207)	(1,617,259)	(57,185)	(38,500)
Balance, end of period	$ 699,583	$ 1,590	$ 65,190	$ 495,285	$ 1,261,648	$ 3,448,757	$ 3,931,537

In connection with the proposed amalgamation described in note 12, management reviewed the value of its investment portfolio as at December 31, 2001. As a result, a provision of $1,617,259 (unaudited) has been recorded for diminution in value of investments.

Management has also reviewed the collectibility of its receivable from its partners in the coal recovery projects and as a result, an allowance of $531,700 (unaudited) has been recorded against accounts receivable.

6. Investments (continued):

With respect to Electron Bank, management has exercised its right to have the investment repurchased by Electron Bank for approximately $2,198,000 (unaudited). This repurchase is expected to close in May 2002 at which time the foreign currency translation adjustment account of $1,313,500 (unaudited) would be realized. Upon closing a gain of approximately $180,000 (unaudited) would be recorded in the statement of operations.

7. Capital assets:

			December 31, 2001	March 31, 2001	March 31, 2000
	Cost	Accumulated amortization	Net book value	Net book value	Net book value
			(Unaudited)		
Office equipment	$ 17,608	$ 11,710	$ 5,898	$ 20,163	$ 23,839

8. Share capital:

(a) Capital stock continuity:

	December 31, 2001		March 31, 2001		March 31, 2000	
	Common shares	Amount	Common shares	Amount	Common shares	Amount
	(Unaudited)					
Authorized:						
Unlimited common shares						
Issued:						
Balance, beginning of period	5,115,361	$ 11,418,214	5,115,361	$ 11,418,214	4,115,361	$ 11,168,214
Issued for cash	–	–	–	–	1,000,000	250,000
Balance, end of period	5,115,361	$ 11,418,214	5,115,361	$ 11,418,214	5,115,361	$ 11,418,214

8. Share capital (continued):

(b) Share option plan:

The Corporation has a share option plan for the officers, employees and directors of the Corporation. The plan provides for the granting of rights for the purchase of up to 10% of the issued and outstanding shares of the Corporation, subject to regulatory approval, at an exercise price that is not less than the closing price of the shares on the Canadian Venture Exchange immediately prior to the granting. The directors shall award the options and set the exercise price. The period for the exercise of the right to purchase shall not exceed five years from the granting of the option. No one participant shall be eligible to hold options to acquire more than 5% of the issued and outstanding shares at any given time.

At December 31, 2001 (unaudited), there are 420,000 options outstanding under this plan. They expire on February 22, 2005 and are exercisable at a price of $0.25 each.

9. Loss per common share:

The weighted average number of common shares used to calculate loss per common share for each of the nine month periods ended December 31, 2001 and 2000 is 5,115,361 (unaudited) and for each of the years ended March 31, 2001, 2000 and 1999 is 5,115,361, 5,073,694 and 4,115,361, respectively.

10. Income taxes:

As of March 31, 2001, the Corporation had estimated non-capital losses of approximately $5,500,000 for income tax purposes available to carry forward and apply against future years' taxable income, of which approximately $60,000 expires in the year 2002, $1,050,000 in 2003, $2,370,000 in 2004, $850,000 in 2005, $290,000 in 2006, $120,000 in 2007 and the balance in 2008. The tax benefit of these losses has not been recognized in these financial statements.

11. Profit-sharing plan:

Effective June 12, 1996, a profit-sharing plan was approved by the Board of Directors. The plan will allow for 10% of the Corporation's annual consolidated net income, before corporate taxes, as determined in accordance with the Corporation's consolidated financial statements, to be distributed to senior management within 180 days following completion of the Corporation's fiscal year.

12. Subsequent event:

The Corporation and Softchoice Corporation ("Softchoice") have entered into an Amalgamation Agreement dated January 25, 2002. Pursuant to the agreement, each shareholder of the Corporation will receive 0.1 shares of the new amalgamated company for every share that they currently own of the Corporation. Upon completion, the shareholders of the Corporation will hold in total approximately 3% of the new amalgamated company. The transaction will be accounted for as a reverse takeover, whereby Softchoice will be considered the acquiror.

The amalgamation is conditional upon certain events including the following:

(a) The approval by shareholders of the Corporation and Softchoice, excluding the majority shareholder who is deemed a related party for this transaction;

(b) The approval by shareholders of the Corporation of the sale of all of the assets of the Corporation to an arm's-length third party for cash and contingent consideration; and

(c) Regulatory approval.

Softchoice Corporation

Consolidated Financial Statements
December 31, 2001, March 31, 2001 and March 31, 2000
(in thousands of Canadian dollars, except per share amounts)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Mississauga Executive Centre
One Robert Speck Parkway
Suite 1100
Mississauga, Ontario
Canada L4Z 3M3
Telephone +1 905 949 7400
Facsimile +1 905 949 7415

February 27, 2002

Auditors' Report

To the Directors of
Softchoice Corporation

We have audited the consolidated balance sheets of **Softchoice Corporation** as at December 31, 2001 and March 31, 2001 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for the nine-month period ended December 31, 2001 and the years ended March 31, 2001 and March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and March 31, 2001 and the results of its operations and its cash flows for the nine-month period ended December 31, 2001 and the years ended March 31, 2001 and March 31, 2000 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Softchoice Corporation

Consolidated Balance Sheets

(in thousands of Canadian dollars, except per share amounts)

	December 31, 2001 $	March 31, 2001 $
Assets		
Current assets		
Cash and cash equivalents	10,795	8,784
Accounts receivable (note 3)	98,185	90,098
Inventories	173	711
Prepaids and other assets (note 4)	82	342
Income taxes recoverable	-	357
Future income taxes (note 8)	1,301	148
	110,536	100,440
Investment in and advances to associated company (note 5)	-	21
Property, plant and equipment (note 6)	9,505	12,688
Goodwill (note 7)	7,697	2,705
Future income taxes (note 8)	786	649
	128,524	116,503
Liabilities		
Current liabilities		
Bank indebtedness (note 9)	21,496	32,562
Accounts payable and accrued liabilities	93,841	81,484
Income taxes payable	638	-
	115,975	114,046
Shareholders' Equity		
Capital stock (note 10)	10,233	5,241
Retained earnings (deficit)	3,690	(1,452)
Cumulative translation adjustment	(1,374)	(1,332)
	12,549	2,457
	128,524	116,503

Commitments (note 11)

Softchoice Corporation

Consolidated Statements of Earnings and Retained Earnings (Deficit)

(in thousands of Canadian dollars, except per share amounts)

	Nine-month period ended December 31, 2001 $	Year ended March 31, 2001 $	Year ended March 31, 2000 $
Revenue	401,399	398,558	262,194
Cost of sales	352,286	353,672	230,595
Gross profit	49,113	44,886	31,599
Expenses			
Salaries and benefits	24,578	25,223	18,831
Selling, general and administrative	11,822	12,984	7,409
Amortization of property, plant and equipment	2,586	2,205	1,249
Amortization of goodwill	-	142	-
Software under development (note 16)	3,633	-	-
	42,619	40,554	27,489
Operating income	6,494	4,332	4,110
Interest expense	1,049	1,855	1,597
Other expenses - net (notes 5 and 12)	119	424	2
Earnings before income taxes	5,326	2,053	2,511
Provision for (recovery of) income taxes (note 8)			
Current	1,474	605	1,847
Future	(1,290)	(650)	(200)
	184	(45)	1,647
Net earnings for the period	5,142	2,098	864
Deficit - Beginning of period	(1,452)	(3,550)	(4,414)
Retained earnings (deficit) - End of period	3,690	(1,452)	(3,550)
Net earnings per common share - basic and diluted (note 10)	0.14	0.06	0.02

Softchoice Corporation

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars, except per share amounts)

	Nine-month period ended December 31, 2001 $	Year ended March 31, 2001 $	Year ended March 31, 2000 $
Cash provided by (used in)			
Operating activities			
Net earnings for the period	5,142	2,098	864
Items not affecting cash			
Amortization of property, plant and equipment	2,586	2,205	1,249
Amortization of deferred financing costs	136	136	117
Future income taxes	(1,271)	(621)	(200)
Amortization of goodwill	-	142	-
Equity loss (income) of associated company	9	32	(2)
Writedown of investment in and advances to associated company	12	-	-
Unrealized foreign currency loss (gain)	535	(91)	-
Writedown of software under development	2,600	-	-
	9,749	3,901	2,028
Net change in non-cash working capital items relating to operations (note 14)	5,786	(3,976)	(8,884)
	15,535	(75)	(6,856)
Financing activities			
Payment of financing costs	-	(53)	(383)
Increase (decrease) in bank indebtedness	(11,991)	9,902	11,081
	(11,991)	9,849	10,698
Investing activities			
Purchase of property, plant and equipment	(1,990)	(8,462)	(4,217)
Proceeds on disposal of property, plant and equipment	-	13	-
Investment in and advances to associated company	-	-	(51)
Acquisition costs of additional 3% interest in subsidiary company	-	(150)	-
	(1,990)	(8,599)	(4,268)
Effect of exchange rate changes on cash and cash equivalents	457	385	(127)
Increase (decrease) in cash and cash equivalents	2,011	1,560	(553)
Cash and cash equivalents - Beginning of period	8,784	7,224	7,777
Cash and cash equivalents - End of period	10,795	8,784	7,224

Supplemental disclosures of cash flow information (note 14)

Softchoice Corporation

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except per share amounts)

1 Nature of operations

Softchoice Corporation (the "Company") was incorporated on November 15, 1989 under the Canada Business Corporations Act. The Company is a North American business-to-business direct marketer of personal computer ("PC") software.

2 Summary of significant accounting policies

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

Fiscal year

The Company changed its fiscal year-end date from March 31 to December 31 resulting in a nine-month fiscal year ended December 31, 2001.

Principles of consolidation

These consolidated financial statements include the accounts of Softchoice Corporation and its 99.8% (March 31, 2001 - 92.8%; March 31, 2000 - 89.8%) owned subsidiary, Softchoice Corporation (U.S.).

Investment

The Company's investment, over which it has significant influence, is accounted for on the equity basis. The carrying value of the investment is written down to net realizable value if there is a loss of value that is considered to be other than temporary.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, book overdrafts and cash balances with major financial institutions.

Revenue recognition

The Company generates revenue from licensing the rights to software products to end-users. Revenue is recorded when the products are shipped to customers or when customers acquire the right to use or copy the software under licence. The Company estimates the level of anticipated returns based on historical experience and makes appropriate reserves at the time the revenue is recognized.

Cost of sales

Included in cost of sales are rebates, which are recorded as earned based on the contractual arrangements with the suppliers.

Softchoice Corporation

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except per share amounts)

Inventories

Inventory is comprised of finished goods and is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Property, plant and equipment

Property, plant and equipment are recorded at the lower of cost, net of accumulated amortization, and net recoverable amount. Amortization is provided on a straight-line basis over their estimated useful lives as follows:

Office equipment	3 to 5 years
Computer equipment	3 to 5 years
Computer software	3 to 5 years
Leasehold improvements	over the term of the related lease

The Company capitalizes interest on projects under development.

Goodwill

Goodwill represents consideration on acquisitions in excess of the fair value of net assets acquired.

On April 1, 2001, the Company changed its accounting policy with respect to goodwill. Previously, the Company amortized goodwill on a straight-line basis over 10 years. The Company has adopted the new standard issued by the Canadian Institute of Chartered Accountants, "Goodwill and Other Intangible Assets". Under the new accounting standard, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment upon adoption of the new standard and at least annually thereafter. The effect of adopting the new accounting standard in the current period is an increase of $341 in net earnings or 1.0 cent per share.

The Company determines any impairment in value primarily on the ability to recover the balance from expected future operating cash flows on an undiscounted basis. Any permanent impairment in the value of goodwill is written off against income.

Deferred financing costs

Deferred financing costs represent the costs incurred to negotiate and establish the Credit Facility (note 9). These costs are being amortized on a straight-line basis over 3 years, the term of the Credit Facility.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. The Company provides a valuation allowance for future tax assets when it is more likely than not that some portion or all of the future tax assets will not be realized.

Softchoice Corporation

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except per share amounts)

Foreign currency transactions

Foreign currency transactions of the Company related to monetary assets and liabilities are translated at the exchange rates in effect at the balance sheets dates; non-monetary items are translated at the historic exchange rates prevailing at the respective transaction dates. Revenue and expenses are translated at monthly average rates prevailing throughout the year, except for amortization, which is translated at the exchange rate in effect when the related assets are acquired. Exchange gains and losses are reflected in the consolidated statements of earnings and retained earnings (deficit) in the period in which they occur.

Foreign operations

The accounts of the Company's foreign subsidiary were translated, as a self-sustaining operation, into Canadian dollars using the exchange rates prevailing at the balance sheets dates for assets and liabilities and the monthly average exchange rates throughout the period for revenue and expense. The adjustment arising from the translation of these accounts has been deferred and included in shareholders' equity as a cumulative translation adjustment.

Use of estimates

Financial statements prepared in conformity with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, disclosure of contingent assets and liabilities, and reported amounts of revenue and expenses during the reporting period. Management must also make estimates and judgements about future results of operations, related specific elements of the business and operations in assessing recoverability of assets and recorded value of liabilities. Actual results could differ from those estimates.

Stock option plans

The Company has stock-based compensation plans and a performance-based option plan as described in note 10. No compensation expense is recognized for these plans when stock and stock options are granted to employees. Any consideration paid by employees, directors and officers for the purchase of stock or the exercise of stock options is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings (deficit).

Earnings per share

Effective April 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3500, "Earnings per Share". This new standard is mandatory for fiscal years beginning on or after January 1, 2001 and has been given retroactive application. Under this new standard, the "treasury stock" method is used instead of the imputed earnings approach for determining the dilutive effect of options issued in presenting diluted earnings per share. The new standard has no effect on the computations of basic earnings per share as reported by the Company.

Basic earnings per share are computed by dividing the earnings for the period by the weighted average number of common shares outstanding during the period. Potential common shares are excluded from the calculation if their effect is anti-dilutive.

Softchoice Corporation

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except per share amounts)

3 Accounts receivable

Accounts receivable are comprised of the following:

	December 31, 2001 $	March 31, 2001 $
Trade accounts receivable - net of a provision of $1,825 (March 31, 2001 - $1,389; March 31, 2000 - 513)	94,255	88,957
Other receivables - net of a provision of $81 (March 31, 2001 - $118)	3,930	1,141
	98,185	90,098

4 Other assets

Other assets include deposits, prepaid expenses and deferred financing costs.

5 Investment in and advances to associated company

The Company has a 50% equity interest in Plutogroup.com Corporation and reflects 50% of the income or loss of the associated company in its operations. In the year ended March 31, 2001, the Company recorded an equity loss of $32 (2000 - $2 equity income). For the nine months ended December 31, 2001, the Company recorded an equity loss of $9 and a writedown of $12 to its estimated fair market value.

Softchoice Corporation

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except per share amounts)

6 Property, plant and equipment

			December 31, 2001
	Cost $	Accumulated amortization $	Net $
Office equipment	4,344	2,511	1,833
Computer equipment	6,589	3,329	3,260
Computer software	811	453	358
Software under development	1,479	-	1,479
Leasehold improvements	3,795	1,220	2,575
	17,018	7,513	9,505

			March 31, 2001
	Cost $	Accumulated amortization $	Net $
Office equipment	3,812	1,677	2,135
Computer equipment	5,341	2,048	3,293
Computer software	683	358	325
Software under development	4,079	-	4,079
Leasehold improvements	3,651	795	2,856
	17,566	4,878	12,688

The Company has capitalized interest of $nil during the period ended December 31, 2001 on the software under development (March 31, 2001 - $239).

Softchoice Corporation

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except per share amounts)

7 Acquisition

a) On October 1, 2000, the Company acquired an additional 3% of the issued and outstanding shares of Softchoice Corporation (U.S.) from two directors and three officers of the Company in exchange for 939,735 Class A common shares of the Company. The fair value of the Class A common shares at the time of the transaction was $2.87 per share for a total fair value of $2,697. In addition, the Company incurred $150 of expenses related to the acquisition.

The transaction has been accounted for by the purchase method under which the assets purchased and liabilities assumed were recorded at their fair values with the excess of the purchase price over the fair value of net assets acquired reported as goodwill.

Assets and liabilities acquired were as follows:

	$
Current assets	742
Property, plant and equipment	50
	792
Current liabilities	637
Long-term liabilities	366
	1,003
Net liabilities acquired, at fair market value	211
Goodwill	3,058
Purchase price	2,847

Prior to the acquisition, the Company had reflected all losses in excess of the non-controlling partners' investments in the subsidiary company in its operations and accordingly, no non-controlling interest had been reflected in the financial statements. As a result, the Company has only recorded goodwill in the amount of $2,847 on this transaction.

b) On July 18, 2001, the Company acquired an additional 0.19% of the issued and outstanding shares of Softchoice Corporation (U.S.) from a director and officer of the Company in exchange for 66,615 Class A common shares of the Company. The fair value of the Class A common shares at the time of the transaction was $2.00 per share for a total fair value of $133.

The transaction has been accounted for by the purchase method under which the assets purchased and liabilities assumed were recorded at their fair values with the excess of the purchase price over the fair value of net assets acquired reported as goodwill.

Softchoice Corporation

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except per share amounts)

Assets and liabilities acquired were as follows:

	$
Current assets	76
Property, plant and equipment	2
	78
Current liabilities	88
Long-term liabilities	-
	88
Net liabilities acquired, at fair market value	10
Goodwill	143
Purchase price	133

Prior to the acquisition, the Company had reflected all losses in excess of the non-controlling partners' investments in the subsidiary company in its operations and accordingly, no non-controlling interest had been reflected in the financial statements. As a result, the Company has only recorded goodwill in the amount of $133 on this transaction.

c) On October 5, 2001, the Company acquired an additional 6.8% of the issued and outstanding shares of Softchoice Corporation (U.S.) from a director of the Company in exchange for 2,429,683 Class A common shares of the Company. The fair value of the Class A common shares at the time of the transaction was $2 per share for a total fair value of $4,859.

The transaction has been accounted for by the purchase method under which the assets purchased and liabilities assumed were recorded at their fair values with the excess of the purchase price over the fair value of net assets acquired reported as goodwill.

Softchoice Corporation
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except per share amounts)

Assets and liabilities acquired were as follows:

	$
Current assets	3,128
Property, plant and equipment	81
	3,209
Current liabilities	3,443
Long-term liabilities	-
	3,443
Net liabilities acquired, at fair market value	234
Goodwill	5,093
Purchase price	4,859

Prior to the acquisition, the Company had reflected all losses in excess of the non-controlling partners' investments in the subsidiary company in its operations and accordingly, no non-controlling interest had been reflected in the financial statements. As a result, the Company has only recorded goodwill in the amount of $4,859 on this transaction.

8 Future income taxes

The Company's income tax provision has been determined as follows:

	December 31, 2001 $	March 31, 2001 $	March 31, 2000 $
Earnings before income taxes	5,326	2,053	2,511
Equity loss (income) of associated company	21	32	(2)
Adjusted earnings before income taxes	5,347	2,085	2,509
Combined basic federal and provincial income tax rate	41.71%	43.23%	44.44%
Expected income tax expense	2,230	901	1,115
Foreign tax rates differential	(30)	(41)	75
Expenses not deductible for tax purposes	67	325	108
Small business deduction on Canadian taxable income	(11)	(35)	(34)
Change in valuation allowance	(2,335)	(684)	469
Rate adjustment due to change in enacted rates	(30)	(601)	-
U.S. minimum tax and large corporation tax	104	237	-
Other	189	(147)	(86)
Provision for (recovery of) income taxes	184	(45)	1,647

The benefits of a portion of these losses have been reflected in these financial statements.

Softchoice Corporation

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except per share amounts)

The significant components of future income tax assets and liabilities are summarized as follows:

	December 31, 2001 $	March 31, 2001 $
Future income tax assets		
Non-capital loss carry-forwards	289	2,254
Amortization	786	148
Share issue costs	165	183
Reserves	716	547
Alternative minimum tax	131	-
	2,087	3,132
Valuation allowance	-	(2,335)
Net future income tax assets	2,087	797

The Company has recorded a valuation allowance against its future income tax assets because it believes it is not more likely than not that sufficient taxable income will be realized during the carry-forward periods to utilize the future tax assets of the subsidiary. Realization of the future tax benefit is dependent upon many factors including the Company's ability to generate taxable income in the applicable jurisdictions within the loss carry-forward periods.

9 Bank indebtedness

The Company entered into a revolving credit facility (the Credit Facility) of up to US$30 million (March 31, 2001 - US$30 million) and a foreign exchange contract facility of up to US$4 million (March 31, 2001 - US$4 million) with a major American financial institution. The amount available under the Credit Facility is subject to a formula based on the amount of eligible receivables. The interest charged on the Credit Facility fluctuates with the prime bank rate plus or minus 0.5%. The term of both facilities expires on March 31, 2002.

A general security agreement, an assignment of book debts and an assignment of life insurance of one of the shareholders have been pledged as security for these facilities. The Credit Facility contains certain financial covenants and restrictions with which the Company is in compliance.

As at December 31, 2001, the Company had drawn CAN$21,496 (US$13,312) (March 31, 2001 - CAN$32,562 (US$20,692)).

At December 31, 2001, the Company has $nil (March 31, 2001 - $nil) in outstanding foreign exchange contract facility.

Softchoice Corporation

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except per share amounts)

10 Capital stock

Authorized

Unlimited number of Class A special shares
Unlimited number of Class A common shares
Unlimited number of Class B common shares

Issued

	December 31, 2001 $	March 31, 2001 $	March 31, 2000 $
41,289 (March 31, 2001 and March 31, 2000 - 41,289) Class A special shares	413	413	413
39,156,138 (March 31, 2001 - 36,659,840; March 31, 2000 - 35,590,000) Class A common shares	9,820	4,828	2,131
	10,233	5,241	2,544

The Class A special shares are non-voting and are redeemable, in whole or in part, at the option of the Company upon payment of the redemption price of $10.00 per share plus all unpaid dividends. The holders of the Class A special shares are entitled to receive non-cumulative dividends declared and payable by the Company in an amount not to exceed 10% per share per annum. Upon dissolution, the holders of the Class A special shares are entitled to receive $10.00 per share plus unpaid dividends.

	Class A common shares	
	Shares	Amount $
Balance as at March 31, 2000 and March 31, 1999	35,590,000	2,131
Issued as consideration for an additional 3% non-controlling interest in the subsidiary company (note 7(a))	939,735	2,697
Issued for $nil on exercise of stock options	130,105	-
Balance as at March 31, 2001	36,659,840	4,828
Issued as consideration for an additional 6.99% non-controlling interest in the subsidiary company (note 7(b)(c))	2,496,298	4,992
Balance as at December 31, 2001	39,156,138	9,820

The Class B common shares have the same rights and privileges of Class A common shares except that they are non-voting. The Class B common shares rank equally with Class A common shares on dissolution.

Softchoice Corporation

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except per share amounts)

Net earnings per common share

Weighted average number of common shares:

	Nine-month period ended December 31, 2001	Year ended March 31, 2001	Year ended March 31, 2000
Issued and outstanding - Beginning of period	36,659,840	35,590,000	35,590,000
Weighted average number of shares issued in the period	808,875	530,524	-
Weighted average number of shares used in computing basic earnings per share	37,468,715	36,120,524	35,590,000
Assumed exercise of stock options - net of shares issued	31,731	437,605	383,723
Weighted average number of shares used in computing diluted earnings per share	37,500,446	36,558,129	35,973,723

Stock option plan

On February 18, 1999, the Board of Directors approved an Employee Stock Option Plan (the "Plan") under which 355,900 Class B common shares were reserved for issuance to its employees. These options vest 3 years after the date of grant and expire 3.5 years after the date of grant.

On April 12, 2000, June 7, 2000, August 25, 2000 and October 30, 2000, the Board of Directors authorized that an additional 711,800, 178,100, 200,000 and 2,113,200 Class B common shares, respectively, be reserved for issuance under the Plan.

A summary of the status of the Company's Plan is as follows:

	Number of options	Weighted average exercise price $
Outstanding - Beginning of period	1,047,900	2.71
Granted	80,500	2.00
Forfeited	(110,500)	2.54
Outstanding - End of period	1,017,900	2.64
Exercisable - End of period	-	-
Options held by employees	839,300	2.67
Options held by officers	178,600	2.48
	1,017,900	2.64

Softchoice Corporation

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except per share amounts)

The weighted average remaining contractual life of the above options outstanding as at December 31, 2001 is 1 year.

11 Commitments

The Company is obligated to make future minimum annual lease payments under operating leases for automobiles, office equipment and premises as follows:

	$
2002	2,838
2003	2,589
2004	2,043
2005	1,695
2006	1,821
Thereafter	5,745
	16,731

12 Other expenses

For the year ended March 31, 2001, included in other expenses are costs incurred by the Company associated with the decision to abandon a planned Canadian public offering of $508 (2000 - $nil).

13 Derivative financial instruments

The Company entered into an interest rate swap transaction in December 2000 for a term commencing December 27, 2000 and terminating on April 27, 2001. The Company has agreed to pay a fixed rate of 5.73%, and the counterparty has agreed to pay a floating rate of United States LIBOR on principal of $5,000 in connection with the Company's bank indebtedness.

The Company entered into an interest rate swap transaction in April 2001 for a term commencing April 27, 2001 and terminating on March 27, 2002. The Company has agreed to pay a fixed rate of 4.90%, and the counterparty has agreed to pay a floating rate of United States LIBOR on principal of $10,000 in connection with the Company's bank indebtedness (unaudited).

Softchoice Corporation

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except per share amounts)

14 Supplemental disclosures of cash flow information

	December 31, 2001 $	March 31, 2001 $	March 31, 2000 $
Interest paid	862	1,658	1,390
Taxes paid	465	2,128	1,345
Shares issued on acquisition (note 7)	4,992	2,697	-

Net change in non-cash working capital items relating to operations:

	December 31, 2001 $	March 31, 2001 $	March 31, 2000 $
Accounts receivable	(7,479)	(37,720)	(15,496)
Inventories	536	(258)	(209)
Prepaids and other assets	266	1,711	(1,388)
Accounts payable and accrued liabilities	11,470	33,825	7,715
Income taxes payable	993	(1,534)	494
	5,786	(3,976)	(8,884)

Softchoice Corporation

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except per share amounts)

15 Segmented information

The Company's operations are located in Canada and the United States with one principal operating segment across geographically diverse markets. Accordingly, no operating segment information is presented.

Geographic information

	Canada $	United States $	Total $
Period ended December 31, 2001			
Revenue[(1)]	137,364	264,035	401,399
Operating income	1,711	4,783	6,494
Amortization of property, plant and equipment	1,473	734	2,207
Identifiable assets	50,764	70,063	120,827
Expenditures for property, plant and equipment	1,831	159	1,990
Year ended March 31, 2001			
Revenue	142,941	255,617	398,558
Operating income	2,300	2,334	4,634
Amortization of property, plant and equipment	1,330	875	2,205
Identifiable assets	42,149	71,649	113,798
Expenditures for property, plant and equipment	7,903	559	8,462
Year ended March 31, 2000			
Revenue	116,419	145,775	262,194
Operating income (loss)	5,397	(1,311)	4,086
Amortization of property, plant and equipment	719	530	1,249
Identifiable assets	29,289	36,019	65,308
Expenditures for property, plant and equipment	2,803	1,414	4,217

(1) Revenue is allocated based on location of customer.

Major suppliers

Approximately 71% (2001 - 66%; 2000 - 56%) of the Company's sales relate to products published by one software company.

16 Software under development

During the nine-month period ended December 31, 2001, the Company completed an assessment of the carrying value of certain of its property, plant and equipment. As a result of this assessment, the Company has written down the carrying value of its software under development by $2,600 and has ceased capitalization of any additional costs incurred during that period in the amount of $1,033.

17 Related party transactions

Selling, general and administrative expenses include consulting fees paid to certain directors of the Company. The total fees paid during the period ended December 31, 2001 were $48 (March 31, 2001 - $542; March 31, 2000 - $91).

Softchoice Corporation
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except per share amounts)

18 Financial instruments

a) Credit risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of accounts receivable and other receivables. The Company performs ongoing credit valuations of its customers' financial condition.

b) Foreign exchange and interest rate risk

The Company operates in the U.S., which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange conversion rates. From time-to-time, the Company uses derivatives to manage this foreign exchange risk (note 9).

In addition, the Company, from time-to-time, uses derivatives to manage interest rate risk (note 13).

The Company's policy is to use derivatives for risk management purposes only, and it does not enter into such contracts for trading purposes. The Company enters into derivatives only with high credit quality financial institutions.

c) Fair value of financial instruments

The book values of the cash and cash equivalents, bank indebtedness, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

19 Subsequent event

Pursuant to the Amalgamation Agreement dated January 25, 2002 between UEC and the Company, the Company has agreed to amalgamate with UEC. To effect the amalgamation, each UEC share will be exchanged for 0.1 shares of the amalgamated company ("Amalco") and each of the Company's shares will be converted into 0.421 shares of Amalco. The amalgamation will be accounted for as a reverse takeover of UEC by the Company.

20 Comparative figures

Certain figures for previous years have been reclassified to conform with the current year's financial statement presentation.

Softchoice Corporation

Pro Forma Combined Financial Statements
(Unaudited)
December 31, 2001
(expressed in thousands of Canadian dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Mississauga Executive Centre
One Robert Speck Parkway
Suite 1100
Mississauga, Ontario
Canada L4Z 3M3
Telephone +1 905 949 7400
Facsimile +1 905 949 7415

Compilation Report

To the Directors of
Ukraine Enterprise Corporation

We have reviewed, as to compilation only, the accompanying pro forma combined balance sheet of **Softchoice Corporation** as at December 31, 2001 and the pro forma combined statement of operations for the nine-month period then ended which have been prepared for inclusion in the Management Information Circular with respect to the proposed Transactions set out in note 1. In our opinion, the pro forma combined balance sheet and pro forma combined statement of operations have been properly compiled to give effect to the proposed Transactions and assumptions described in the notes thereto.

PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Ontario
March 12, 2002

Softchoice Corporation

Pro Forma Combined Balance Sheet
(Unaudited)
As at December 31, 2001

(expressed in thousands of Canadian dollars)

	Softchoice Corporation $	Ukraine Enterprise Corporation $	Pro Forma Adjustments $	Note Ref	Pro Forma Combined $
Assets					
Current assets					
Cash and cash equivalents	10,795	10	(922)	3(i)	9,883
Accounts receivable	98,185	9	1,451	3(a)	99,645
Inventories	173	-	-		173
Prepaid and other assets	82	134	(134)	3(b)	82
Income taxes recoverable	1,301	-	-		1,301
	110,536	153	395		111,084
Investments in associated companies	-	1,262	(1,262)	3(c)(d)	-
Property, plant and equipment	9,505	6	-		9,511
Goodwill	7,697	-	156	3(h)	7,853
Future income taxes	786	-	-		786
	128,524	1,421	(711)		129,234
Liabilities					
Current liabilities					
Bank indebtedness	21,496	-	-		21,496
Accounts payable and accrued liabilities	93,841	202	475	3(e)	94,518
Loan payable	-	150	-		150
Income taxes payable	638	-	-		638
	115,975	352	475		116,802
Shareholders' Equity					
Capital stock	10,233	11,418	(11,026)	3(f)(h)(i)	10,625
Retained earnings (deficit)	3,690	(9,036)	8,527	3(g)(i)	3,181
Cumulative translation adjustment	(1,374)	(1,313)	1,313	3(j)	(1,374)
	12,549	1,069	(1,186)		12,432
	128,524	1,421	(711)		129,234

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

Softchoice Corporation

Pro Forma Combined Statement of Operations
(Unaudited)
For the nine-month period ended December 31, 2001

(expressed in thousands of Canadian dollars)

	Softchoice Corporation $	Ukraine Enterprise Corporation $	Pro Forma Adjustments $	Note Ref	Pro Forma Combined $
Sales	401,399	547	(547)	3(k)	401,399
Cost of sales	352,286	-	-		352,286
Gross profit	49,113	547	(547)		49,113
Expenses					
Salaries and benefits	24,578	151	(151)	3(k)	24,578
Selling, general and administrative	11,822	691	(616)	3(k)	11,897
Amortization for property, plant and equipment	2,586	577	(577)	3(k)	2,586
Software under development	3,633	-	-		3,633
Writedown of investments	-	1,617	(1,617)	3(k)	-
	42,619	3,036	(2,961)		42,694
Operating income (loss)	6,494	(2,489)	2,414		6,419
Interest expense	1,049	4	(4)	(3k)	1,049
Other expenses	119	-	-		119
Earnings (loss) before income taxes	5,326	(2,493)	2,418		5,251
Provision for (recovery of) income taxes					
Current	1,474	-	-		1,474
Future	(1,290)	-	-		(1,290)
	184	-	-		184
Net earnings (loss) for the period	5,142	(2,493)	2,418		5,067
Net earnings (loss) per share - basic and diluted	0.14	(0.49)		3(l)	0.31

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

Softchoice Corporation

Notes to Pro Forma Combined Financial Statements
(Unaudited)
December 31, 2001

(expressed in thousands of Canadian dollars, except per share amounts)

1 Basis of presentation

The following unaudited pro forma combined financial statements set forth certain historical financial information of Ukraine Enterprise Corporation (UEC) and Softchoice Corporation (Softchoice) on an unaudited pro forma basis after giving effect to the amalgamation as a reverse takeover and the disposal of UEC assets (collectively referred to as the Transactions). The reverse takeover reflects Softchoice as the acquirer of UEC for financial accounting purposes (note 2). The acquisition will be accounted for using the purchase method of accounting, and accordingly, the purchase price will be allocated to the tangible and intangible assets, if any, and UEC liabilities assumed, on the basis of their fair values as of the acquisition date. The unaudited pro forma combined financial statements also reflect the disposition of certain assets of UEC prior to the reverse takeover transaction. Following the amalgamation, UEC's current shareholders will retain approximately 3% ownership of the amalgamated company, with Softchoice's current shareholders owning the remaining approximately 97%.

The unaudited pro forma combined balance sheet as at December 31, 2001 has been combined as if the Transactions occurred on December 31, 2001. The unaudited pro forma combined statement of operations for the nine-month period ended December 31, 2001 assumes that the Transactions occurred on April 1, 2001.

The unaudited pro forma combined financial statements should be read in conjunction with the following financial statements of UEC and Softchoice set out in Schedules F and G of the Management Information Circular:

i) audited consolidated financial statements of Softchoice for the nine-month period ended December 31, 2001;
ii) audited consolidated financial statements of UEC for the year ended March 31, 2001; and
iii) unaudited consolidated financial statements of UEC for the nine-month period ended December 31, 2001.

Certain of the financial statement items of UEC have been reclassified to conform to the financial statement presentation used by Softchoice.

The unaudited pro forma combined financial statements are not necessarily indicative of what the actual results of operations or financial position would have been had the Transactions been effected on the dates or for the periods indicated and do not purport to indicate future results of operations. Neither do these statements reflect any cost savings or other synergies, which may result from the Transactions.

Softchoice Corporation

Notes to Pro Forma Combined Financial Statements
(Unaudited)
December 31, 2001

(expressed in thousands of Canadian dollars, except per share amounts)

2 Reverse takeover transaction

The amalgamation will be treated as a reverse takeover, pursuant to which Softchoice will be treated as the acquirer of UEC for financial accounting purposes. Under this method, the cost of the purchase was based on the fair market value of the net assets of UEC. The quoted market price of the thinly-traded shares of UEC was not considered indicative of the fair value of UEC.

	$
Fair value of net assets acquired	
Fair value of tangible and identifiable intangible assets acquired	
Cash	10
Accounts receivable	
Electron Bank JSC receivable	1,460
Trade accounts receivable	-
Property, plant and equipment	6
Fair value of liabilities assumed	
Accounts payable and accrued liabilities	(202)
Loan payable	(150)
Fair value of net tangible assets acquired	1,124

The allocation of the total purchase price to the assets acquired and liabilities assumed of UEC is based upon preliminary estimates of fair value. The actual purchase cost and actual allocation may differ from those assumptions after other procedures are completed subsequent to the closing of the Transactions.

To effect the amalgamation, each UEC share will be exchanged for 0.1 Softchoice shares and each Softchoice share will be converted into 0.421 Softchoice shares. As at December 31, 2001, Softchoice had 39,156,138 Class A common shares outstanding (see note 10 included in the consolidated financial statements of Softchoice). Prior to the amalgamation, Softchoice contemplates issuing the following Class A common shares:

(1) 71,323 to acquire the remaining 0.2% of Softchoice's U.S. subsidiary (Softchoice Corporation (U.S.)); and
(2) 190,000 to existing employees of Softchoice at a price per share equal to fair market value.

As a result of these additional share transactions, the outstanding number of Class A common shares of Softchoice will be 39,417,461 prior to conversion.

The common shares issued by Softchoice to effect the reverse takeover are as follows:

Number of UEC shares outstanding	5,115,361
Conversion ratio	0.1
Number of common shares issued by Softchoice	511,536

Softchoice Corporation

Notes to Pro Forma Combined Financial Statements
(Unaudited)
December 31, 2001

(expressed in thousands of Canadian dollars, except per share amounts)

3 Pro forma adjustments

The pro forma adjustments contained in these unaudited pro forma combined financial statements are based on estimates and assumptions by management of Softchoice based on available information. The adjustments to the unaudited pro forma combined financial statements in connection with the Transactions are presented below:

Allocation of the purchase price

The purchase price allocation is based on preliminary estimates of fair value of UEC's assets acquired and liabilities assumed as follows:

(a) To adjust accounts receivable to estimated fair value of $nil.

(b) To adjust prepaids and other assets to estimated fair value of $nil.

(c) On November 26, 2001, UEC exercised a put agreement with Electron Bank JSC that requires the payment of US$1,131,000 and Hryvnia 1,337,000 by May 26, 2002 in exchange for UEC's 18.3% interest in shares of Electron Bank JSC. In accordance with the terms of the amalgamation agreement, UEC was required to exercise this put agreement prior to amalgamation. This investment has been valued at $1,460 using a discount rate of 34%.

(d) To reflect the conversion of UEC's 18.3% investment in Electron Bank JSC (pro forma adjustment 3(c)) and to adjust the remaining investments to their estimated fair market value of $nil.

(e) To adjust accounts payable and accrued liabilities to reflect an additional $475 of transaction costs directly related to the Transactions.

(f) To adjust capital stock to reflect: i) the issuance of 511,536 Softchoice shares in the amount of $649, net of related costs, ii) to eliminate the capital stock of $11,418 related to UEC, iii) to reflect the repurchase and cancellation of Class A special shares (see pro forma adjustment 3(i)) and iv) to reflect the issuance of shares (see pro forma adjustment 3(h)).

(g) To eliminate the deficit of UEC in the amount of $9,036 and the $509 direct charge to retained earnings to reflect the repurchase and cancellation of 41,289 Class A special shares (see pro forma adjustment 3(i)).

(h) To reflect the acquisition of the additional 0.2% shares of Softchoice Corporation (U.S.) in exchange for 71,323 Class A common shares in the amount of $156. The transaction will be accounted for by the purchase method under which the assets purchased and liabilities assumed are recorded at their fair values with the excess of the purchase price over the fair value of net assets acquired recorded as goodwill.

Softchoice Corporation

Notes to Pro Forma Combined Financial Statements
(Unaudited)
December 31, 2001

(expressed in thousands of Canadian dollars, except per share amounts)

(i) To reflect the repurchase and cancellation of 41,289 Class A special shares with an ascribed value of $413 for cash consideration of $922. The excess of the purchase price over the ascribed value is reflected as a direct charge to retained earnings in the amount of $509.

(j) To eliminate the cumulative translation adjustment of UEC in the amount of $1,313.

Pro forma adjustments to the unaudited pro forma combined statement of operations

(k) The statement of operations of UEC has been adjusted to reflect the elimination of certain operating expenses directly associated with UEC's investments. UEC would continue to incur certain public company costs, which have not been eliminated in this pro forma.

(l) For the nine-month period ended December 31, 2001, the Softchoice weighted average number of shares used in computing basic and diluted net earnings per share were 37,468,715 and 37,500,446 multiplied by the exchange ratio of 0.421 for a total of 15,774,329 and 15,787,687, respectively. For the nine-month period ended December 31, 2001, the UEC weighted average number of shares used to compute basic and diluted net loss per share was 5,115,361 multiplied by the exchange ratio of 0.1 for a total of 511,536.

SCHEDULE I
SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

Section 185 of the *Business Corporations Act* (Ontario), R.S.O. 1990, c. B.16, s. 185

Rights of Dissenting Shareholders

185. (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(d) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(e) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(f) amalgamate with another corporation under sections 175 and 176;

(g) be continued under the laws of another jurisdiction under section 181; or

(h) sell, lease or exchange all or substantially all its property under subsection 184 (3),

(i) a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6).

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(c) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(d) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(e) the shareholder's name and address;

(f) the number and class of shares in respect of which the shareholder dissents; and

(g) a demand for payment of the fair value of such shares.

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(h) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(i) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(j) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8),

in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(k) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(l) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(m) has sent to the corporation the notice referred to in subsection (10); and

(n) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(o) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(p) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(q) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(r) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

SCHEDULE J
SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

Section 190 of the *Canada Business Corporations Act*, R.S., 1985, c. C-44.

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(*d*) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(*b*) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(*c*) amalgamate otherwise than under section 184;

(*d*) be continued under section 188;

(*e*) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(*a*) the shareholder's name and address;

(*b*) the number and class of shares in respect of which the shareholder dissents; and

(*c*) a demand for payment of the fair value of such shares.

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of their shares as determined under this section except where

(*a*) the shareholder withdraws his notice before the corporation makes an offer under subsection (12),

(*b*) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(*c*) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9),

in which case the shareholder's rights as a shareholder are reinstated as of the date the notice was sent.

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(*a*) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(*b*) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) On an application to a court under subsection (15) or (16),

(*a*) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(*b*) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

> (*a*) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder; or
>
> (*b*) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

> (*a*) the corporation is or would after the payment be unable to pay its liabilities as they become due; or
>
> (*b*) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

R.S., 1985, c. C-44, s. 190; 1994, c. 24, s. 23; 2001, c. 14 s. 135.

SOFTCHOICE CORPORATION

Letter To Shareholders

and

Notice of Special Meeting

softchoice

173 Dufferin Street
Suite 200
Toronto, Ontario
M6K 3H7

Sales 416.588.9000
Fax 416.588.9001
1.800.268.7638
www.softchoice.com

March 15, 2002

TO THE SHAREHOLDERS OF SOFTCHOICE CORPORATION

You are invited to attend the special meeting of the shareholders of Softchoice Corporation to be held at 173 Dufferin Street, Suite 200, Toronto, Ontario on Thursday, April 11, 2002 at 10 a.m. (Toronto time).

At the meeting you will be asked to consider and vote to accept a transaction (the "Transaction") whereby Softchoice Corporation and Ukraine Enterprise Corporation ("UEC") will amalgamate to form a new entity, "Softchoice". Following the successful completion of the transaction, Softchoice would continue to operate the software direct marketing business under the name Softchoice Corporation. The proposed Transaction constitutes a "reverse take-over" under the policies of the Canadian Venture Exchange Inc. ("CDNX").

The Board of Directors has determined that the Transaction is in the best interests of Softchoice, is fair to the shareholders of Softchoice and should be recommended to shareholders. **The Board of Directors of Softchoice recommends that you vote to approve the Transaction.**

In the attached information, you will find the following:

- Notice of the special meeting of Shareholders.
- Resolution to be presented to the shareholders recommending the approval of the amalgamation agreement.
- A copy of the meeting materials (the "Information Circular") that has been mailed to the shareholders of UEC. While some of the material in this Information Circular is relevant only to the shareholders of UEC, there is also considerable detail about the terms of the transaction that is relevant to Softchoice shareholders. In particular, I draw your attention to section 190 of the Canada Business Corporations Act (Dissent Rights) set out in Schedule J of the Information Circular. These rights also apply to Softchoice shareholders.
- Addressed envelope for your use to return a proxy form if you are unable to attend the meeting. If you prefer, you may also fax a form of proxy to my attention at 416-588-9004.

softchoice

To be represented at the Meeting, you must either attend the Meeting in person or sign, date and a form of proxy so as to be deposited with the Secretary of Softchoice prior to the time set for the Meeting or any adjournment thereof. If you would like assistance in the preparation of the form of proxy, please let me know.

Yours truly,

Anne Brace
Vice-President, Finance
Chief Financial Officer/Secretary/Treasurer

softchoice

173 Dufferin Street
Suite 200
Toronto, Ontario
M6K 3H7

Sales 416.588.9000
Fax 416.588.9001
1.800.268.7638
www.softchoice.com

SOFTCHOICE CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the holders of common shares ("Softchoice Shares") of Softchoice Corporation ("Softchoice") will be held at 173 Dufferin Street, Suite 200, Toronto, Ontario, on Thursday, April 11, 2002 at 10 a..m. (Toronto time), for the following purposes:

(i) to consider and, if thought fit, to pass, with or without variation, a special resolution in the form attached approving the amalgamation agreement dated January 25, 2002 (the "Amalgamation Agreement") between Ukraine Enterprise Corporation ("UEC") and Softchoice Corporation under section 182 of the *Canada Business Corporations Act*; and

(ii) to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The amalgamation contemplated by the Amalgamation Agreement will only proceed if the special resolution to be considered at the Meeting is approved. The amalgamation is described in the accompanying management information circular of UEC (the "UEC Information Circular").

Pursuant to section 190 of the *Canada Business Corporations Act*, shareholders of the Corporation have the right to dissent in respect of the Amalgamation Agreement and to be paid the fair value of their shares, subject to certain conditions. Section 190 is set out as Schedule J to the UEC Information Circular.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return a form of proxy for use at the Meeting or any adjournment thereof. To be effective, the completed form of a proxy must be mailed or faxed so as to reach or be deposited with the Secretary of Softchoice in the attached addressed envelope (Facsimile No. 416-588-9004) prior to 5:00 p.m. (Toronto time) on Tuesday, April 9, 2002 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) before the commencement of the adjourned Meeting or may be deposited with the Secretary of the Meeting prior to the commencement thereof

DATED at Toronto, Ontario this 15th day of March, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Anne Brace
Chief Financial Officer/Secretary/Treasurer

softchoice

SOFTCHOICE CORPORATION

AMALGAMATION SPECIAL RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a) The amalgamation of Ukraine Enterprise Corporation ("UEC") and Softchoice Corporation ("Softchoice") be and the same is hereby approved and the Amalgamation Agreement dated as of January 25, 2002 between UEC and Softchoice be and is hereby approved.

(b) Any officer or director of Softchoice is authorized and directed to do and perform all things, including the execution of documents, which may be necessary or desirable to give effect to the foregoing resolution.

(c) Notwithstanding that this special resolution has been duly passed by the shareholders of Softchoice Corporation, the directors of Softchoice be, and they hereby are, authorized and empowered to revoke this special resolution at any time before the issue of a Certificate of Amalgamation and to determine not to proceed with the amalgamation of UEC and Softchoice, without further approval of the shareholders of Softchoice.